EMCOR GROUP, INC. ANNUAL REPORT

Millions of Lives

Millions of Ways

08049142

Received SEC
APR 29 2008
Washington, DC 20549

PROCESSED
MAY 13 2008
THOMSON REUTERS

07

and here.



nd here.

We're here

and there's no one like us.

and here



'03

2003-2007 FINANCIAL HIGHLIGHTS

(in $ thousands, except per-share data)	**2007**	2006	2005	2004	2003
Revenues	**5,927,152**	4,901,783	4,592,990	4,615,635	4,411,230
Gross profit	**702,822**	552,400	485,133	432,852	468,405
Operating income	**199,825**	111,772	74,671	37,574	45,338
Net income	**126,808**	86,634	60,042	33,207	20,621
Diluted earnings per share	**1.90**	1.32	0.94	0.53	0.33
Stockholders' equity	**885,041**	710,309	615,436	562,361	521,356
Contract backlog	**4,491,276**	3,496,590	2,759,042	2,751,848	3,034,925

EMCOR
is here...

Every day, EMCOR touches millions of lives in millions of different ways. EMCOR's intricate traffic-control networks help parents get their kids safely to soccer practice. Our integrated fire-protection and security systems allow busy executives to work comfortably in a secure environment. Our energy systems power entire universities, enabling students to plug in and boot up around the clock. Our healthcare facilities expertise helps critical-care centers operate according to strict air-quality, temperature, and sterilization requirements.

EMCOR is a global leader in mechanical and electrical construction, energy infrastructure, and end-to-end facilities services. The depth and diversity of EMCOR's businesses mean that our work is woven into the fabric of everyday life. In the following pages, you will see how EMCOR supports critical infrastructure functions and operations of every kind that enhance people's everyday activities. In doing so, EMCOR contributes to the work, play, and well-being of millions of people every day.

"We are celebrating a remarkable 50 consecutive profitable quarters... and the best annual financial results in our history."

FRANK T. MACINNIS CHAIRMAN AND CHIEF EXECUTIVE OFFICER

TO OUR SHAREHOLDERS:

I am writing this letter amid profound uncertainty and concern over the American and world economies, which are changing rapidly and in unexpected and challenging ways. A period of excessively easy credit and steadily rising home prices—the bedrock of our economy—has recently given way to a liquidity crisis, the collapse of a major investment firm, and serious talk of a possible recession. Yet my message to shareholders about EMCOR's 2007 accomplishments and 2008 expectations is one of celebration and optimism.

We are celebrating a remarkable 50 consecutive profitable quarters (and counting!) and the best annual financial results in our history. And our optimism is fueled by an all-time record year-end contract backlog; the recent completion of the acquisition of Ohmstede Ltd., the largest such investment we have ever made; and a strong market presence in a host of economic sectors, including many that are unlikely to be affected by recessionary trends.

So it's not "irrational exuberance" but rather a well-founded faith in the source of the fundamental strength of our company that leads to my optimism. This strength is the central theme of this book: **EMCOR provides the services that people everywhere want—and need—to make their lives more productive, more convenient, more secure, and more fun.**

REVENUES in millions

2007	**$5,927.2**
2006	$4,901.8
2005	$4,593.0
2004	$4,615.6
2003	$4,411.2

STOCKHOLDERS' EQUITY in millions

2007	**$885.0**
2006	$710.3
2005	$615.4
2004	$562.4
2003	$521.4

Throughout the pages that follow you will learn about our ability to create facility environments that are "just what the customer ordered"—whether that means greater efficiency, improved safety, a "green" environment, a better return on investment, or all of the above.

Ten years ago, when we were just beginning to understand the profound effect that electrical and mechanical systems could have on lives everywhere, EMCOR made a promotional video that we called Life Made Possible, which illustrated the ways in which those systems, seen and unseen, surround us everywhere we go. Today, as you will see in this report, EMCOR-installed systems are changing our world in ways that no one thought possible even a few years ago. And we've come to expect and rely upon the continued presence and continuous improvement of those systems and services to make modern facilities even more responsive to our increasing demands.

EMCOR will continue to meet those demands and exceed expectations, building and managing new environments for thousands of customers across our markets—in which our presence is unmatched—just as we continue to build new value for our shareholders. Thank you for your interest and your support, and many thanks to the 30,000 EMCOR employees whose talents and dedication have made it all possible.



FRANK T. MACINNIS
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
April 2008

DILUTED EPS


2007
$1.90
2006
$1.32
2005
$0.94
2004
$0.53
2003
$0.33

CONTRACT BACKLOG in millions


2007
$4,491.3
2006
$3,496.6
2005
$2,759.0
2004
$2,751.8
2003
$3,034.9

8 *the early years*

Ahead of the class

Children are exploring and expanding their world every day. And EMCOR is here to help them live, learn, and grow in safety and comfort. EMCOR designs, builds, and installs life-safety, fire-protection, climate-control, energy, and other critical systems that help keep people warm (or cool), safe, and secure—so they can get on with the important business of living.



Taking flight. Michigan's Wayne County Airport selected EMCOR to install fire-protection systems for its new 800,000-square-foot Gate 26 terminal. EMCOR-installed fire-protection, life-safety, surveillance, and other specialized security systems assist airports and other transportation authorities in securing their facilities and protecting the millions of people who pass through them every day.

Build Power Service Protect

Our broad knowledge base and diverse business portfolio enable us to support a facility through its entire lifecycle. We lead the industry in the use of 3-D building information modeling (BIM) to add value to the design process, and we deploy skilled professionals to build and install electrical, plumbing, HVAC, fire-protection, security, energy, water-treatment, and other mission-critical systems. And through technical tools such as EMCOR360™ Energy Solutions and our Facilities Knowledge Center, we help optimize system performance and control costs.



Center for
Life
Sciences



o EMCOR HAS BUILDING DOWN TO A SCIENCE

EMCOR played an important role in building the new 18-story, 1.1 million square-foot Center for Life Sciences building at Black Fan Research Center in Boston. Surrounded by the Harvard Medical School Research Center and Merck Pharmaceuticals, the facility will include research and lab space for Beth Israel Deaconess Medical Center, Dana Farber Cancer Research, Children's Hospital Research, and several medical and pharmaceutical research companies.

EMCOR installed 6,600 tons of cooling capacity, 8.5 miles of piping, and 12 custom-built air-handling units for more than 1.1 million cubic feet per minute of air. Before dispatching its crews to the site, EMCOR's experts developed a multiphase construction and transportation plan and prefabricated the piping. Using BIM, EMCOR identified potential barriers to installation and reconfigured equipment in advance, meeting the client's rigorous requirements and installing the air-handling units on time and with few disruptions.



Interested in energy? Have we got a place for you. EMCOR installed the water-management systems for the Connecticut Science Center in Hartford. When completed, the building will be certified to US Green Building Council Leadership in Energy and Environmental Design (LEED) standards and will showcase the latest in energy-efficiency technologies.





Better than a security blanket. When Oregon Health Sciences University in Portland chose EMCOR to design and install the electrical and security systems for its new maternity center, it was in good company. We've built such mission-critical systems as electrical, mechanical, plumbing, medical-gas piping, and custom climate control for hundreds of healthcare facilities over the past ten years.



Hold the hoses. Hilton Hotels Corporation selected EMCOR to provide the electrical and mechanical systems, including fire-alarm, smoke-control, CCTV video-surveillance, and security systems, for its new 30-story, one-million-square-foot Hilton Hotel at the San Diego convention center.


FIREDEPT

17 *the teen years*



Growing
in new directions

Like the future, EMCOR's marketplace has no boundaries: we employ our capabilities across all markets—and that means all facets of people's lives. For example, we are experts in designing, building, and maintaining high-volume traffic systems that help keep traffic running smoothly and people driving safely.

At your fingertips. EMCOR's Facilities Knowledge Center keeps cell towers for one of the world's largest mobile phone companies operating smoothly, day and night. The Knowledge Center tracks work orders and metrics; dispatches the right service provider when needed; and works continually to optimize the towers' performance.


CALL ME-BFF



Cheerleader today, energy engineer tomorrow. EMCOR recently employed its experience in designing and building solar, cogeneration, and other energy-efficient power systems to help the University of California, Berkeley, to identify the best configuration and end-to-end solution for its new solar-based power-generation project.

Our Markets



EMCOR's broad range of experience translates into a solid presence in nine markets:

- Biotech/Healthcare
- Commercial
- Education
- Entertainment/Hospitality
- Financial Services
- Industrial/Refinery Services
- Public/Government
- Technology
- Transportation





Industrial Refinery Services Market

ENERGY FOR STRONG FUTURE GROWTH

EMCOR expanded its service offering in the industrial/refinery services market with its acquisition of Ohmstede in the third quarter of 2007. Ohmstede is the leader in aftermarket maintenance and repair services, replacement parts, and fabrication services for highly engineered, mission-critical heat exchangers for the refinery and petrochemical industries. In addition, EMCOR recently acquired Performance Mechanical, a construction firm, and Redman Equipment & Manufacturing, a repair and maintenance company. These two acquisitions, both in California, increase our presence in the energy sector's oil-refinery segment, which is experiencing rapid growth and ongoing innovation, as well as the chemical and other industrial sectors.

Our strong presence in this market gives us a solid foundation from which to broaden our reach in all areas of the energy sector. For example, California utility Pacific Gas & Electric (PG&E) recently engaged EMCOR to inspect and verify on-site power generation projects, including photovoltaic, fuel-cell, wind, microturbine, and more conventional cogeneration projects, for the state's Self Generation Incentive Program.



Green means go. EMCOR is installing traffic signal controls and surveillance, data-communication, and other equipment for intersections along approximately five miles of highway in northern Los Angeles. The project is designed to upgrade aging traffic-control systems and enhance the safety of both motorists and pedestrians.

Food for thought. EMCOR used BIM to design and build the mechanical, electrical, process, utility, teledata, security, plant-automation, fire-protection, and security systems for dip and salad-dressing manufacturer T. Marzetti's new state-of-the-art manufacturing facility. EMCOR completed work on the plant—which garnered the 2007 Food Engineering magazine Food Plant of the Year award—25 days early and on budget.



It's payday. EMCOR helps retailers create a remarkable shopping experience for their customers. We have built fire-protection, security, audio-visual, climate-control, and other systems for some of the world's best-known retailers, including Best Buy, Burlington Coat Factory, and Urban Outfitters.

26 *the career years*

Hitting your stride

EMCOR helps to ensure the efficient, cost-effective operation of the systems that enable people to work and communicate effectively. From office lighting, climate-control, and air-quality systems to airport-security and data systems, EMCOR touches nearly every aspect of people's work lives, making them safer, more comfortable, and a little easier.



Your tank is full. EMCOR plays an integral part in our clients' ability to supply the fuel that fills your tank. With our acquisition of Ohmstede in September 2007 we strengthened our position in the industrial and refinery services market and are now a key service provider to clients in the energy sector's oil-refinery segment.




EMCOR

- Green Solutions
- Mobile Services Solutions
- Life Safety Solutions
- Knowledge & Response Solutions
- Business Continuity Solutions
- Facilities Diagnostics Solutions

Green Solutions

THE FUTURE IS GREEN

EMCOR Green Solutions provide sophisticated design/build services to assist clients in managing their energy and water needs and ensuring better building performance. Among our services are energy audits, commissioning to ensure that facilities operate at maximum efficiency, and recommissioning to optimize performance and keep energy costs at a minimum. Our renewable power generation, cogeneration, and waste-to-energy expertise helps clients improve energy independence and operate smoothly on or off the grid.

EMCOR's recent landfill-gas project in Kersey, Pennsylvania, is an excellent example of our versatility in the renewable energy space. EMCOR designed and built one of the country's largest facilities to convert landfill gas into pipeline-quality natural gas, which is then used to generate electricity. The project received the US Environmental Protection Agency's "2007 Project of the Year" award. The EPA estimates that as many as 600 US landfills could be developed into facilities that could produce more than 280 billion cubic feet of natural gas. That's enough to power 800,000 homes—and reduce greenhouse gas emissions by 600,000 tonnes—per year.

Eye-opener. EMCOR helps communities and companies alike optimize water quality, availability, and cost. For example, in Gilbert, Arizona, we're providing mechanical construction services for the town's new water treatment plant—which, when completed, will pump 24 million gallons of clean water each day.





All the comforts of home. EMCOR360™ Energy Solutions continuously monitors information from a building's major systems and uses that data to optimize performance every minute of every day. This ongoing process translates into smooth, uninterrupted operations and greater energy efficiency and cost savings—all in real time.

There when you need it. EMCOR provides electrical, security, climate-control, and data-wiring systems for the data centers of one of the world's largest financial institutions.


0123 4567 8900
BEN T CARDHOLDER



Graduate to a greener future. EMCOR was selected to provide mechanical systems for the University of Colorado's new Science Engineering Building, which will, when completed, be constructed according to LEED standards. EMCOR can help clients meet 75 percent of all LEED certification standards.

Partnering
for the long term

34 *the family years*

Just as our relationships enrich our lives, EMCOR's success is driven by its relationships with its clients. EMCOR partners with clients to build state-of-the-art facilities and to devise innovative, efficient, and cost-effective solutions to everyday challenges. Together, EMCOR and its clients help people stay safe, healthy, and comfortable; travel and communicate with ease; and live richer, more productive lives.


MetroCard
Insert this way / This side facing you

Going places. No matter where your business sends you, chances are EMCOR is helping you get there. EMCOR installed the electrical systems to power the Metropolitan Transit Authority's migration from tokens to Metrocards in New York's subway system. EMCOR installed electrical and communications systems at 600 subway station entrances and computer equipment in each station's token booths.





5 Megatrends

Meeting the evolving needs of clients requires foresight and ingenuity. We continually evaluate business and market trends to identify issues that we believe will shape the future and generate demand for our products and services. We see five megatrends that represent exciting future growth opportunities for EMCOR and its clients.







healthcare

- **Energy:** The largest controllable cost in a building is energy. With energy prices rising, we expect increased demand for our energy consulting, construction, retrofitting, and management services.
- **Healthcare:** The largest demographic group in the United States, baby boomers are aging and demanding more and better healthcare services. To satisfy increasing demand, the healthcare segment is growing and requiring increasingly larger and more complex facilities. In addition to hospital construction, we expect to realize growth from projects in critical care centers, diagnostic facilities, clinics, and geriatric facilities.
- **Green:** Environmental issues such as climate change, resource scarcity, and waste have fueled demand for our green-building and energy services. Green construction in the United States has grown 270 percent over the past two years.
- **Water:** Governments and companies alike have a growing need for our wastewater-treatment and recycling solutions. In addition, we anticipate meeting the growing demand for more sophisticated water conservation and distribution strategies.
- **Security:** We anticipate continued growth in the need for security systems, such as those that we provide for public security, private building access, and air and water protection within buildings and communities.



For the long term. EMCOR is as much partner as provider to its clients. For example, EMCOR has been working with Texas Children's Hospital of the Texas Medical Center (TMC) in Houston for more than 25 years. Recently TMC engaged EMCOR to provide core mechanical and HVAC systems for the expansion of TMC's Feign Research Laboratory.



What's really important. Our technology and tools would be nothing without our people. From EMCOR360™ Energy Solutions to our Facilities Knowledge Center, it is our people who take the phone call, analyze the data, put in the last screw, and turn on the switch. They are the ambassadors of our business and are responsible for our success.







Relax. EMCOR360™ Energy Solutions is keeping an eye on your building's systems, surveying and analyzing its operational data to optimize your processes and reduce energy and operating costs.

The value of Perspective



The longer we live, the more valuable our perspective. Though each project by its nature comes to an end, our relationships are ongoing. In fact, some of our client relationships span several decades. We understand our clients and their businesses and speak their language. We know that a well-run system can improve and even save lives, and that system failure or service disruption can mean the loss of much more than money. It's this perspective, along with responsive, collaborative service, that generates value—and trust—among clients and shareholders alike.

Stay in the game. EMCOR installed the HVAC, exhaust, and air-handling systems for the Santaluz golf community clubhouse in Shingle Springs, California. Part of a master-planned community lauded by the Building Industry Association as the best Master-Planned Community in Southern California, this 35,000 square-foot clubhouse serves a 3,800-acre residential community.



Lives

At EMCOR, we touch lives not only through our business but also through the daily interactions of our employees with each other and the communities in which we work and live. For example, through our nationwide KidSafety™ program, we participate in Code Adam, a nationwide program that mobilizes employees of a participating facility in an attempt to quickly locate a child when first reported missing. And our national poster campaign, launched in September 2005, makes use of the space on the backs of our more than 6,000 service vehicles to help locate—and raise awareness of the problem of—missing children. To date, more than 100 missing children have been recovered due in part to the awareness raised by this campaign.

ACE Program

THEIR SUCCESS IS OURS

A key EMCOR initiative is our participation in the nationwide ACE mentor program, which encourages young people to consider careers in architecture, construction, and engineering. ACE not only benefits the communities in which these children live and may eventually work but also cultivates a talented and diverse workforce.

EMCOR has continued to grow its commitment to ACE over the years by adding new mentors, increasing its participation at the local level, and providing scholarships. In 2007 we established The EMCOR Group Scholarship, under which EMCOR awards each year three scholarships to students who want to study electrical or mechanical engineering. And EMCOR recently helped ACE to develop a system for tracking ACE participants as they enter into the program and go on to pursue their careers.


MISSING
Will you help find me?
Mary Hake, age 5
1-800-THE-LOST
(843-5678)
EMCOR

Welcome home. Through our KidSafety™ program, we help reunite families by raising awareness of missing children in the communities in which we operate.


AIRCREW

Stay healthy. EMCOR government services provides on-site facilities services for the 88-building National Naval Medical Center complex in Bethesda, Maryland. A team of 50 EMCOR technicians provides day-to-day maintenance of the electrical, structural, HVAC, plumbing, and other systems of the complex, which has been serving military personnel, veterans, and presidents for the past 65 years.

Stay in touch. Our Facilities Knowledge Center works with the United States Postal Service (USPS) to support the management of the USPS's 32,000 facilities. The Knowledge Center uses its database of ever-evolving information on thousands of other facilities throughout the country to benchmark and identify ways to improve operations and reduce costs.



We Are Professionals

International Organization for Standardization (ISO)
Leadership in Energy and Environmental Design (LEED)
Association of Energy Engineers (AEE)
Certified Energy Manager (CEM)
Professional Engineering (PE)
Certified Energy Procurement Professional (CEPP)
Certified Environmental Professional (CEP)

EMCOR is here

EMCOR is everywhere—
on city streets; in office buildings, airports, grocery stores, shopping malls, and museums; even in the facilities that power and illuminate our homes. As our society, economy, and industries evolve, we are ever more indispensable to our clients and those they serve. We look forward to making lives easier, more productive, more secure, and more enjoyable, and we are optimistic about the future of EMCOR and its people, investors, and communities.

and here

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTIONS 13 or 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from ______ to ______

Commission file Number 1-8267

EMCOR GROUP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**11-2125338**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
301 Merritt Seven	**06851-1060**
Norwalk, Connecticut (Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (203) 849-7800

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well–known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant was approximately $1,824,000,000 as of the last business day of the registrant's most recently completed second fiscal quarter, based upon the closing sale price on the New York Stock Exchange reported for such date. Shares of common stock held by each officer and director and by each person who owns 5% or more of the outstanding common stock (based solely on filings of such 5% holders) have been excluded from such calculation as such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

Number of shares of the registrant's common stock outstanding as of the close of business on February 15, 2008: 65,228,381 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Part III. Portions of the definitive proxy statement for the 2008 Annual Meeting of Stockholders, which document will be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year to which this Form 10-K relates, are incorporated by reference into Items 10 through 14 of Part III of this Form 10-K.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain information included in this report, or in other materials we have filed or will file with the Securities and Exchange Commission (the "SEC") (as well as information included in oral statements or other written statements made or to be made by us) contains or may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). Such statements are being made pursuant to the 1995 Act and with the intention of obtaining the benefit of the "Safe Harbor" provisions of the 1995 Act. Forward-looking statements are based on information available to us and our perception of such information as of the date of this report and our current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They contain words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "may," "can," "could," "might," variations of such wording and other words or phrases of similar meaning in connection with a discussion of our future operating or financial performance, and other aspects of our business, including market share growth, gross profit, project mix, projects with varying profit margins, selling, general and administrative expenses, and trends in our business and other characterizations of future events or circumstances. From time to time, forward-looking statements also are included in our other periodic reports on Forms 10-Q and 8-K, in press releases, in our presentations, on our web site and in other material released to the public. Any or all of the forward-looking statements included in this report and in any other reports or public statements made by us are only predictions and are subject to risks, uncertainties and assumptions, including those identified below in the "Risk Factors" section, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section, and other sections of this report, and in our Forms 10-Q for the three months ended March 31, 2007, June 30, 2007 and September 30, 2007 and in other reports filed by us from time to time with the SEC as well as in press releases, in our presentations, on our web site and in other material released to the public. Such risks, uncertainties and assumptions are difficult to predict, beyond our control and may turn out to be inaccurate causing actual results to differ materially from those that might be anticipated from our forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in our subsequent reports on Forms 10-K, 10-Q and 8-K should be consulted.

PART I

ITEM 1. BUSINESS

References to the "Company," "EMCOR," "we," "us," "our" and words of similar import refer to EMCOR Group, Inc. and its consolidated subsidiaries unless the context indicates otherwise.

General

We are one of the largest electrical and mechanical construction and facilities services firms in the United States, Canada, the United Kingdom and in the world. In 2007, we had revenues of approximately $5.9 billion. We provide services to a broad range of commercial, industrial, utility and institutional customers through approximately 70 principal operating subsidiaries and joint venture entities. Our offices are located throughout the United States, in Canada and in the United Kingdom. In the Middle East, we carry on business through a joint venture. Our executive offices are located at 301 Merritt Seven, Norwalk, Connecticut 06851-1060, and our telephone number at those offices is (203) 849-7800.

We specialize principally in providing construction services relating to electrical and mechanical systems in facilities of all types and in providing comprehensive services for the operation, maintenance and management of substantially all aspects of such facilities, commonly referred to as "facilities services."

We design, integrate, install, start-up, operate and maintain various electrical and mechanical systems, including:

- Electric power transmission and distribution systems;
- Premises electrical and lighting systems;
- Low-voltage systems, such as fire alarm, security and process control systems;
- Voice and data communications systems;
- Roadway and transit lighting and fiber optic lines;
- Heating, ventilation, air conditioning, refrigeration and clean-room process ventilation systems;
- Fire protection systems;
- Plumbing, process and high-purity piping systems;
- Water and wastewater treatment systems; and
- Central plant heating and cooling systems.

Our facilities services businesses, which support the operation of a customer's facilities, include:

- Industrial maintenance and services;
- Commercial and government site-based operations and maintenance;
- Military base operations support services;
- Mobile maintenance and services;
- Facilities management;
- Installation and support for building systems;
- Technical consulting and diagnostic services;
- Small modification and retrofit projects; and
- Program development, management and maintenance for energy systems.

These facilities services are provided to a wide range of commercial, industrial, utility and institutional facilities, including those to which we also provide construction services and others to which construction services are provided by others. Our varied facilities services are frequently combined to provide integrated service packages which include operations and maintenance, mobile services and facility improvement programs.

We provide construction services and facilities services directly to corporations, municipalities and other governmental entities, owners/developers and tenants of buildings. We also provide these services indirectly by acting as a subcontractor to general contractors, systems suppliers and other subcontractors. Worldwide, we have approximately 29,000 employees.

Our revenues are derived from many different customers in numerous industries which have operations in several different geographical areas. Of our 2007 revenues, approximately 81% were generated in the United States and approximately 19% were generated internationally. In 2007, approximately 50% of revenues were derived from new construction projects, 23% were derived from renovation and retrofit of customer's existing facilities and 27% were derived from facilities services operations.

The broad scope of our operations is more particularly described below. For information regarding the revenues, operating income and total assets of each of our segments with respect to each of the last three fiscal years, and our revenues and assets attributable to the United States, Canada, the United Kingdom and all other foreign countries, see Note N - Segment Information of the notes to consolidated financial statements included in this report.

Operations

The electrical and mechanical construction services industry has a high growth rate due principally to the ever increasing content and complexity of electrical and mechanical systems in all types of projects. This increasing content and complexity is, in part, a result of the expanded use of computers and more technologically advanced voice and data communications, lighting and environmental control systems in all types of facilities. For these reasons, buildings need extensive electrical distribution systems. In addition, advanced voice and data communication systems require more sophisticated power supplies and extensive low-voltage and fiber-optic communications cabling. Moreover, the need for substantial environmental controls within a building, due to the heightened need for climate control to maintain extensive computer systems at optimal temperatures, and the demand for energy savings and environmental control in individual spaces have created expanded opportunities for our electrical and mechanical services businesses. The demand for these services is typically driven by non-residential construction and renovation activity. Total spending in the United States for non-residential construction exceeded $630.0 billion in 2007, an increase of 15.6% from such spending in 2006, according to the United States Census Bureau. This increase in spending has been driven by, among other things, lower office and commercial vacancy rates, higher manufacturing utilization rates and institutional and governmental infrastructure spending.

Electrical and mechanical construction services primarily involve the design, integration, installation and start-up of: (a) electric power transmission and distribution systems, including power cables, conduits, distribution panels, transformers, generators, uninterruptible power supply systems and related switch gear and controls; (b) premises electrical and lighting systems, including fixtures and controls; (c) low-voltage systems, such as fire alarm, security and process control systems; (d) voice and data communications systems, including fiber-optic and low-voltage copper cabling; (e) roadway and transit lighting and fiber-optic lines; (f) heating, ventilation, air conditioning, refrigeration and clean-room process ventilation systems; (g) fire protection systems; (h) plumbing, process and high-purity piping systems; (i) water and wastewater treatment systems; and (j) central plant heating and cooling systems.

Electrical and mechanical construction services generally fall into one of two categories: (a) large installation projects with contracts often in the multi-million dollar range that involve construction of industrial and commercial buildings and institutional and public works facilities or the fit-out of large blocks of space within commercial buildings and (b) smaller installation projects typically involving fit-out, renovation and retrofit work.

Our United States electrical and mechanical construction services operations accounted for about 60% of our 2007 revenues, of which revenues approximately 68% were related to new construction and approximately 32% were related to renovation and retrofit projects. Our United Kingdom and Canada electrical and mechanical construction services operations accounted for approximately 13% of our 2007 revenues, of which revenues approximately 73% were related to new construction and approximately 27% were related to renovation and retrofit projects. We provide electrical and mechanical construction services for both large and small installation and renovation projects. Our largest projects include those: (a) for institutional use (such as water and wastewater treatment facilities, hospitals, correctional facilities and research laboratories); (b) for industrial use (such as pharmaceutical plants, steel, pulp and paper mills, chemical, food, automotive and semiconductor manufacturing facilities and oil refineries); (c) for transportation projects (such as highways, airports and transit systems); (d) for commercial use (such as office buildings, data centers, hotels, casinos, convention centers, sports stadiums, shopping malls and resorts); and (e) for power generation and energy management projects. Our largest projects, which typically range in size from $10.0 million up to and occasionally exceeding $50.0 million and are frequently multi-year projects, represented about 35% of our construction services revenues in 2007.

Our projects of less than $10.0 million accounted for approximately 65% of our 2007 electrical and mechanical construction services revenues. These projects are typically completed in less than one year. They usually involve electrical and mechanical construction services when an end-user or owner undertakes construction or modification of a facility to accommodate a specific use. These projects frequently require electrical and mechanical systems to meet special needs such as critical systems power supply, fire protection systems, special environmental controls and high-purity air systems, sophisticated electrical and mechanical systems for data centers, trading floors in financial services businesses, new production lines in manufacturing plants and office arrangements in existing office buildings. They are not usually dependent upon the new construction market. Demand for these projects and types of services is often prompted by the expiration of leases, changes in technology or changes in the customer's plant or office layout in the normal course of a customer's business.

We have expanded our United States fire protection systems business through acquisitions in 2007 and 2006. In 2007, our fire protection systems business revenues were over $200.0 million, and these revenues are included in our United States mechanical construction and facilities services segment.

We have a broad customer base with many long-standing relationships. We perform services pursuant to contracts with owners, such as corporations, municipalities and other governmental entities, general contractors, systems suppliers, construction managers, developers, other subcontractors and tenants of commercial properties. Institutional and public works projects are frequently long-term complex projects that require significant technical and management skills and the financial strength to obtain bid and performance bonds, which are often a condition to bidding for and winning these projects.

We also install and maintain lighting for streets, highways, bridges and tunnels, traffic signals, computerized traffic control systems, and signal and communication systems for mass transit systems in several metropolitan areas. In addition, in the United States, we manufacture and install sheet metal air handling systems for both our own mechanical construction operations and for unrelated mechanical contractors. We also maintain welding and pipe fabrication shops in support of some of our mechanical operations.

Our United States facilities services segment, as well as our other segments, provide facilities services to a wide range of commercial, industrial and institutional facilities, including both those for which we have provided construction services and those for which construction services were provided by others. Facilities services are frequently bundled to provide integrated service packages and are provided on a mobile basis or by our employees based at customer sites.

These facilities services, which generated approximately 27% of our 2007 revenues, are provided to owners, operators, tenants and managers of all types of facilities both on a contract basis for a specified period of time and on an individual task order basis. Of our 2007 facilities services revenues, approximately 80% were generated in the United States and approximately 20% were generated internationally.

In 1997, we established a subsidiary to expand our facilities services operations in the United States. This division has built on our traditional electrical and mechanical services operations, facilities services activities at our electrical and mechanical contracting subsidiaries, and our client relationships, as well as acquisitions, to expand the scope of services being offered and to develop packages of services for customers on a regional, national and global basis.

Our United States facilities services division now offers a broad range of facilities services, including maintenance and service of electrical and mechanical systems, which we have historically provided to customers following completion of construction projects, and industrial maintenance and services, commercial and government site-based operations and maintenance, military base operations support services, mobile maintenance and services, facilities management, installation and support for building systems, technical consulting and diagnostic services, small modification and retrofit projects and program development, management and maintenance of energy systems.

We have experienced an expansion in the demand for our facilities services which we believe is driven by customers' decisions to focus on their own core competencies, customers' programs to reduce costs, the increasing technical complexity of their facilities and their mechanical, electrical, voice and data and other systems, and the need for increased reliability, especially in electrical and mechanical systems. These trends have led to outsourcing and privatization programs whereby customers in both the private and public sectors seek to contract out those activities that support, but are not directly associated with, the customer's core business. Our clients requiring facilities services include the federal government, utilities, refineries, and major corporations engaged in information technology, telecommunications, pharmaceuticals, petrochemicals, financial services, publishing and manufacturing.

In Washington D.C., we are the second largest facilities services provider to the federal government behind the General Services Administration and currently provide facilities services to such preeminent buildings as the Ronald Reagan Building, the second largest federal government facility after the Pentagon. We also provide facilities services to a number of military bases, including base operations support services to the Navy Capital Region, which, among other facilities, includes the Bethesda Naval Hospital, the Naval Research Laboratory and the Washington Navy Yard. We are also involved in joint ventures providing facilities services to the Navy, including one providing facilities services to the Naval Submarine Base in Bangor, Washington and the Naval Hospital in Bremerton, Washington. The agreements pursuant to which this division provides services to the federal government are subject to renegotiation of terms and prices, termination by the government prior to the expiration of the term and non-renewal.

In September 2007, we expanded our facilities services business in the industrial sector by acquiring FR X Ohmstede Acquisition Co. ("Ohmstede"). Headquartered in Beaumont, Texas, Ohmstede is the leading North American provider of aftermarket maintenance and repair services, replacement parts and fabrication services for highly engineered shell and tube heat exchangers for refineries and the petrochemical industry. Through Ohmstede, we provide in-shop repairs and customized design and manufacturing for heat exchangers as well as related equipment at five facilities on the U.S. Gulf Coast and at a facility in the Los Angeles, California area and provide cleaning services for heat exchangers at one of our Texas facilities. In addition, we provide aftermarket maintenance of shell and tube heat exchangers in the field. These services are tailored to meet customer needs for scheduled turnarounds or specialty callout service. We also have embedded multi-year contracts with refineries pursuant to which our crews and equipment are located at customers' plants, allowing our employees to perform specialty services for heat exchangers and related equipment on a daily basis.

We currently provide facilities services in a majority of states and as part of our operations are responsible for: (a) the oversight of all or most of a business' facilities operations, including operation and maintenance; (b) the oversight of logistical processes; (c) tenant services and management; (d) servicing, upgrade and retrofit of HVAC, electrical, plumbing and industrial piping and sheet metal systems in existing facilities; (e) diagnostic and solution engineering for building systems and their components; and (f) as a result of our Ohmstede acquisition, on-site field services for refineries.

Our United Kingdom subsidiary also has a division that focuses on facilities services. This division currently provides a full range of facilities services to public and private sector customers under multi-year agreements.

Our EMCOR Energy Services business designs, constructs and operates energy-related projects and facilities on a turn-key basis. Currently, we operate several central heating and cooling plants/power and cogeneration facilities and provide maintenance services for high-voltage and boiler systems under multi-year contracts. In addition, we provide consulting and national program energy management services under multi-year agreements and energy efficiency system retrofits. Our energy services business' recent projects include: (a) engineering, procurement and construction of two renewable energy facilities to process landfill gas into pipeline quality natural gas; (b) construction of several multi-megawatt cogeneration projects for Johnson & Johnson, the University of New Hampshire and Pluma Sierra Rural Electric Cooperative; and (c) provision of evaluation, engineering, project development, and construction management services for the San Francisco Public Utilities Commission, Pacific Gas & Electric Company and Southern California Edison for self generation and alternative generation projects and a wide range of conservation and efficiency projects. In addition, we have recently been selected to design, build and operate three multi-megawatt renewable energy projects in Connecticut – two for hospitals and one for a municipality. Over the past five years, we have also completed a number of energy-related projects ranging from basic life safety standby systems to complete utility grade peaking power plants and cogeneration/central utility plants supplying thermal and power requirements completely separated from utilities' electrical grids. This business is reported within our United States facilities services segment.

We believe that our electrical and mechanical construction services, facilities services and energy services activities are complementary, permitting us to offer customers a comprehensive package of services. The ability to offer construction services, facilities services and energy services enhances our competitive position with customers. Furthermore, our facilities services operations tend to be less cyclical than our construction operations because facilities services are more responsive to the needs of an industry's operational requirements rather than its construction requirements.

Competition

We believe that the electrical and mechanical construction services business is highly fragmented and our competition includes thousands of small companies across the United States and around the world. We also compete with national, regional and local companies, many of which are small, owner-operated entities that operate in a limited geographic area. However, there are a few public companies focused on providing electrical and mechanical construction services, such as Integrated Electrical Services, Inc. and Comfort Systems USA, Inc. A majority of our revenues are derived from projects requiring competitive bids; however, an invitation to bid is often conditioned upon prior experience, technical capability and financial strength. Because we have total assets, annual revenues, net worth, access to bank credit and surety bonding and expertise significantly greater than most of our competitors, we believe we have a significant competitive advantage over our competitors in providing electrical and mechanical construction services. Competitive factors in the electrical and mechanical construction services business include: (a) the availability of qualified and/or licensed personnel; (b) reputation for integrity and quality; (c) safety record; (d) cost structure; (e) relationships with customers; (f) geographic diversity; (g) the ability to control project costs; (h) experience in specialized markets; (i) the ability to obtain surety bonding; (j) adequate working capital; and (k) access to bank credit. However, there are relatively few significant barriers to entry to several types of our construction services business.

While the facilities services business is also highly fragmented with most competitors operating in a specific geographic region, a number of large corporations such as Johnson Controls, Inc., Fluor Corp., UNICCO Service Company, Washington Group International, CB Richard Ellis Group, Inc., Jones Lang LaSalle, ABM Facility Services and Linc Facility Services, LLC are engaged in this field, as are large original equipment manufacturers such as Carrier Corp. and Trane Air Conditioning. With respect to our Ohmstede industrial services operations, Ohmstede is the leading North American provider of aftermarket maintenance and repair services, replacement parts and fabrication services for highly engineered shell and tube heat exchangers. The key competitive factors in the facilities services business include price, service, quality, technical expertise, geographic scope and the availability of qualified personnel and managers. Due to our size, both financial and geographic, and our technical capability and management experience, we believe we are in a strong competitive position in the facilities services business.

Employees

We presently employ approximately 29,000 people, approximately 73% of whom are represented by various unions pursuant to more than 400 collective bargaining agreements between our individual subsidiaries and local unions. We believe that our employee relations are generally good. Only one of these collective bargaining agreements is national or regional in scope.

Backlog

We had backlog as of December 31, 2007 of approximately $4.49 billion, compared with backlog of approximately $3.50 billion as of December 31, 2006. Backlog is not a term recognized under United States generally accepted accounting principles; however, it is a common measurement used in our industry. Backlog includes unrecognized revenues to be realized from uncompleted construction contracts plus unrecognized revenues expected to be realized over the remaining term of the facilities services contracts. However, if the remaining term of a facilities services contract exceeds 12 months, the unrecognized revenues attributable to such contract included in backlog are limited to only 12 months of revenues.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Our Internet address is www.emcorgroup.com. We make available free of charge on or through www.emcorgroup.com our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Our Board of Directors has an audit committee, a compensation and personnel committee and a nominating and corporate governance committee. Each of these committees has a formal charter. We also have Corporate Governance Guidelines, which include guidelines regarding related party transactions, a Code of Ethics for our Chief Executive Officer and Senior Financial Officers, and a Code of Ethics and Business Conduct for Directors, Officers and Employees. Copies of these charters, guidelines and codes, and any waivers or amendments to such codes which are applicable to our executive officers, senior financial officers or directors, can be obtained free of charge from our web site, www.emcorgroup.com.

In addition, you may request a copy of the foregoing filings (excluding exhibits), charters, guidelines and codes and any waivers or amendments to such codes which are applicable to our executive officers, senior financial officers or directors, at no cost by writing to us at EMCOR Group, Inc., 301 Merritt Seven, Norwalk, CT 06851-1060, Attention: Corporate Secretary, or by telephoning us at (203) 849-7800.

ITEM 1A. RISK FACTORS

Our business is subject to a variety of risks, including the risks described below as well as adverse business and market conditions and risks associated with foreign operations. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not known to us or not described below which we have not determined to be material may also impair our business operations. You should carefully consider the risks described below, together with all other information in this report, including information contained in the "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures about Market Risk" sections. If any of the following risks actually occur, our business, financial condition and results of operations could be adversely affected, and we may not be able to achieve our goals. Such events may cause actual results to differ materially from expected and historical results, and the trading price of our common stock could decline.

An economic downturn may lead to less demand for our construction services. The demand for construction services from our customers has been, and will likely continue to be, cyclical in nature and vulnerable to downturn in the industries we service, as well as the economies we operate in. If the general level of economic activity slows, it is possible that our ultimate customers may delay or cancel new projects. For example, economic downturns in the past have led to increased bankruptcies and pricing pressures. These factors contribute to the delay and cancellation of projects, especially with respect to more profitable private sector work, and impact our operations and ability to continue to grow at historical levels. A number of other factors, including financing conditions for the industries we serve, could further adversely affect our ultimate customers and their ability or willingness to fund capital expenditures in the future or pay for past services. In addition, consolidation, competition or capital constraints in the industries of our ultimate customers may result in reduced spending by such customers. If there is a significant economic downturn, reducing in particular the availability of more profitable private sector work, our results of operations are likely to be adversely affected.

An increase in the price of certain materials used in our businesses could adversely affect our businesses. We are exposed to market risk of fluctuations in certain commodity prices of materials, such as copper and steel, which are used as components of supplies or materials utilized in both our construction and facilities services operations. We are also exposed to increases in energy prices, particularly as they relate to gasoline prices for our fleet of over 7,500 vehicles. Most of our construction contracts do not allow us to adjust our prices and, as a result, increases in material or fuel costs could reduce our profitability.

Our industry is highly competitive. Our industry is served by numerous small, owner-operated private companies, a few public companies and several large regional companies. In addition, relatively few barriers prevent entry into most of our businesses. As a result, any organization that has adequate financial resources and access to technical expertise may become one of our competitors. Competition in our industry depends on numerous factors, including price. Certain of our competitors have lower overhead cost structures and, therefore, are able to provide their services at lower rates than we are currently able to provide. In addition, some of our competitors have greater resources than we do. We cannot be certain that our competitors will not develop the expertise, experience and resources necessary to provide services that are superior in both price and quality to our services. Similarly, we cannot be certain that we will be able to maintain or enhance our competitive position within the industry or maintain a customer base at current levels. We may also face competition from the in-house service organizations of existing or prospective customers, particularly with respect to facilities services. Many of our customers employ personnel who perform some of the same types of facilities services that we do. We cannot be certain that our existing or prospective customers will continue to outsource facilities services in the future.

Our business may also be affected by adverse weather conditions. Adverse weather conditions, particularly during the winter season, could affect our ability to perform efficient work outdoors in certain regions of the United States, the United Kingdom and Canada. As a result, we could experience reduced revenues in the first and fourth quarters of each year. In addition, cooler than normal temperatures during the summer months could reduce the need for our services, and we may experience reduced revenues and profitability during the period such weather conditions persist.

Our business may be affected by the work environment. We perform our work under a variety of conditions, including but not limited to, difficult terrain, difficult site conditions and busy urban centers where delivery of materials and availability of labor may be impacted, clean-room environments where strict procedures must be followed, and sites which may have been exposed to environmental hazards. Performing work under these conditions can negatively affect efficiency, and, therefore, our profitability.

Our dependence upon fixed price contracts could adversely affect our business. We currently generate, and expect to continue to generate, a significant portion of our revenues under fixed price contracts. We must estimate the costs of completing a particular project to bid for fixed price contracts. The actual cost of labor and materials, however, may vary from the costs we originally estimated. These variations, along with other risks, inherent in performing fixed price contracts, may cause actual gross profits from projects to differ from those we originally estimated and could result in reduced profitability or losses on projects. Depending upon the size of a particular project, variations from the estimated contract costs can have a significant impact on our operating results for any fiscal quarter or year.

We could incur additional costs to cover guarantees. In some instances, we guarantee completion of a project by a specific date, achievement of certain performance standards or performance of our services at a certain standard of quality. If we subsequently fail to meet such guarantees, we may be held responsible for costs resulting from such failure. Such failure could result in our payment in the form of contractually agreed upon liquidated or other damages. To the extent that any of these events occur, the total costs of a project could exceed the original estimated costs, and we would experience reduced profits or, in some cases, a loss.

Many of our contracts, especially our facilities services contracts, may be canceled on short notice, and we may be unsuccessful in replacing such contracts if they are canceled or as they are completed or expire. We could experience a decrease in revenues, net income and liquidity if any of the following occur:

- customers cancel a significant number of contracts;
- we fail to win a significant number of our existing contracts upon re-bid;
- we complete a significant number of non-recurring projects and cannot replace them with similar projects; or
- we fail to reduce operating and overhead expenses consistent with any decrease in our revenues.

We may be unsuccessful at generating internal growth. Our ability to generate internal growth will be affected by, among other factors, our ability to:

- expand the range of services offered to customers to address their evolving needs;
- attract new customers; and
- increase the number of projects performed for existing customers.

In addition, our customers may reduce the number or size of projects available to us due to their inability to obtain capital or pay for services provided. Many of the factors affecting our ability to generate internal growth are beyond our control, and we cannot be certain that our strategies will be successful or that we will be able to generate cash flow sufficient to fund our operations and to support internal growth. If we are not successful, we may not be able to achieve internal growth, expand operations or grow our business.

The departure of key personnel could disrupt our business. We depend on the continued efforts of our senior management. The loss of key personnel, or the inability to hire and retain qualified executives, could negatively impact our ability to manage our business. However, we have executive development and management succession plans in place in order to minimize any such negative impact.

We may be unable to attract and retain skilled employees. Our ability to grow and maintain productivity and profitability will be limited by our ability to employ, train and retain skilled personnel necessary to meet our requirements. We are dependent upon our project managers and field supervisors who are responsible for managing our projects; and there can be no assurance that any individual will continue in his or her capacity for any particular period of time. Industry-wide competition for such management talent has increased and the loss of such qualified employees could have an adverse effect on our business. We cannot be certain that we will be able to maintain an adequate skilled labor force necessary to operate efficiently and to support our growth strategy or that labor expenses will not increase as a result of a shortage in the supply of these skilled personnel. Labor shortages or increased labor costs could impair our ability to maintain our business or grow our revenues.

Our unionized workforce could adversely affect our operations. As of December 31, 2007, approximately 73% of our employees were covered by collective bargaining agreements. Although the majority of these agreements prohibit strikes and work stoppages, we cannot be certain that strikes or work stoppages will not occur in the future. However, only one of our collective bargaining agreements is national or regional in scope, and our collective bargaining agreements do not necessarily expire at the same time. Strikes or work stoppages would adversely impact our relationships with our customers and could have a material adverse effect on our financial condition, results of operations and cash flows.

Our failure to comply with environmental laws could result in significant liabilities. Our operations are subject to various environmental laws and regulations, including those dealing with the handling and disposal of waste products, PCBs and fuel storage. A violation of such laws and regulations may expose us to liabilities, including remediation costs and fines. We own and lease many facilities. Some of these facilities contain fuel storage tanks which may be above or below ground. If these tanks were to leak, we could be responsible for the cost of remediation as well as potential fines. As a part of our business, we also install fuel storage tanks and are sometimes required to deal with hazardous materials, all of which may expose us to environmental liability.

In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or leaks, or the imposition of new clean-up requirements could require us to incur significant costs or become the basis for new or increased liabilities that could harm our financial condition and results of operations. In certain instances, we have obtained indemnification or covenants from third parties (including predecessors or lessors) for such clean-up and other obligations and liabilities that we believe are adequate to cover such obligations and liabilities. However, such third-party indemnities or covenants may not cover all of such costs or third-party indemnitors may default on their obligations. In addition, unanticipated obligations or liabilities, or future obligations and liabilities, may have a material adverse effect on our business operations or financial condition. Further, we cannot be certain that we will be able to identify, or be indemnified for, all potential environmental liabilities relating to any acquired business.

Adverse resolution of litigation and other legal proceedings may harm our operating results or financial condition. We are a party to lawsuits and other legal proceedings, most of which are in the normal course of our business. Litigation and other legal proceedings can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular legal proceeding could have a material adverse effect on our business, operating results, financial condition, and in some cases, on our reputation or our ability to obtain projects from governmental entitites. See Item 3. Legal Proceedings, for more information regarding certain legal proceedings in which we are involved.

Opportunities within the government sector could lead to increased governmental regulation applicable to us and unrecoverable startup costs. Most government contracts are awarded through a regulated competitive bidding process. As we pursue increased opportunities in the government arena, particularly in our facilities services segment, management's focus associated with the start-up and bidding process may be diverted away from other opportunities. If we are to be successful in being awarded additional government contracts, a significant amount of costs could be required before any revenues are realized from these contracts. In addition, as a government contractor we are subject to a number of procurement rules and other regulations, any deemed violation of which could lead to fines or penalties or a loss of business. Government agencies routinely audit and investigate government contractors. Government agencies may review a contractor's performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. If government agencies determine through these audits or review that costs are improperly allocated to specific contracts, they will not reimburse the contractor for those costs or may require the contractor to refund previously reimbursed costs. If government agencies determine that we are engaged in improper activity, we may be subject to civil and criminal penalties. Government contracts are also subject to renegotiation of profit, termination by the government prior to the expiration of the term and non-renewal by the government.

A significant portion of our business depends on our ability to provide surety bonds. We may be unable to compete for or work on certain projects if we are not able to obtain the necessary surety bonds. Our construction contracts frequently require that we obtain from surety companies and provide to our customers payment and performance bonds as a condition to the award of such contracts. Such surety bonds secure our payment and performance obligations.

Surety market conditions have in recent years become more difficult as a result of significant losses incurred by many surety companies, both in the construction industry as well as in certain large corporate bankruptcies. Consequently, less overall bonding capacity is available in the market than in the past, and surety bonds have become more expensive and restrictive. Further, under standard terms in the surety market, surety companies issue bonds on a project-by-project basis and can decline to issue bonds at any time or require the posting of additional collateral as a condition to issuing any bonds.

Current or future market conditions, as well as changes in our sureties' assessment of their operating and financial risk, could cause our surety companies to decline to issue, or substantially reduce the amount of, bonds for our work and could increase our bonding costs. These actions can be taken on short notice. If our surety companies were to limit or eliminate our access to bonding, our alternatives would include seeking bonding capacity from other surety companies, increasing business with clients that do not require bonds and posting other forms of collateral for project performance, such as letters of credit or cash. We may be unable to secure these alternatives in a timely manner, on acceptable terms, or at all. Accordingly, if we were to experience an interruption or reduction in the availability of bonding capacity, we may be unable to compete for or work on certain projects.

We are effectively self-insured against many potential liabilities. Although we maintain insurance policies with respect to a broad range of risks, including automobile liability, general liability, workers' compensation and employee group health, these policies do not cover all possible claims and certain of the policies are subject to large deductibles. Accordingly, we are effectively self-insured for a substantial number of actual and potential claims. Our estimates for unpaid claims and expenses are based on known facts, historical trends and industry averages, utilizing the assistance of an actuary. We reflect these liabilities in our balance sheet as "Other accrued expenses and liabilities" and "Other long-term obligations." The determination of such estimated liabilities and their appropriateness are reviewed and updated at least quarterly. However, these liabilities are difficult to assess and estimate due to many relevant factors, the effects of which are often unknown, including the severity of an injury or damage, the determination of liability in proportion to other parties, the timeliness of reported claims, the effectiveness of our risk management and safety programs and the terms and conditions of our insurance policies. Our accruals are based upon known facts, historical trends and our reasonable estimate of future expenses, and we believe such accruals are adequate. However, unknown or changing trends, risks or circumstances, such as increases in claims, a weakening economy, increases in medical costs, changes in case law or legislation or changes in the nature of the work we perform, could render our current estimates and accruals inadequate. In such case, adjustments to our balance sheet may be required and these increased liabilities would be recorded in the period that the experience becomes known. Insurance carriers may be unwilling, in the future, to provide our current levels of coverage without a significant increase in insurance premiums and/or collateral requirements to cover our deductible obligations. Increased collateral requirements may be in the form of additional letters of credit, and an increase in collateral requirements could significantly reduce our liquidity. If insurance premiums increase, and/or if insurance claims are higher than our estimates, our profitability could be adversely affected.

We may incur liabilities or suffer negative financial impact relating to occupational, health and safety matters. Our operations are subject to extensive laws and regulations relating to the maintenance of safe conditions in the workplace. While we have invested, and will continue to invest, substantial resources in our robust occupational, health and safety programs, our industry involves a high degree of operational risk, and there can be no assurance that we will avoid significant liability exposure. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and other consequential damages and could lead to suspension of operations, large damage claims and, in extreme cases, criminal liability.

Our customers seek to minimize safety risks on their sites and they frequently review the safety records of outside contractors during the bidding process. If our safety record were to substantially deteriorate over time, we might become ineligible to bid on certain work and our customers could cancel our contracts and not award us future business.

If we fail to integrate future acquisitions successfully, this could adversely affect our business and results of operations. As part of our growth strategy, we acquire companies that expand, complement or diversify our business. Future acquisitions may expose us to operational challenges and risks, including the diversion of management's attention from our existing business, the failure to retain key personnel or customers of an acquired business, the assumption of unknown liabilities of the acquired business for which there are inadequate reserves and the potential impairment of acquired intangible assets. Our ability to sustain our growth and maintain our competitive position may be affected by our ability to identify and acquire desirable business and successfully integrate any businesses acquired.

Our results of operations could be adversely affected as a result of goodwill impairments. When we acquire a business, we record an asset called "goodwill" equal to the excess amount paid for the business, including liabilities assumed, over the fair value of the tangible and intangible assets of the business acquired. In 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations" which requires that all business combinations be accounted for using the purchase method of accounting and that certain intangible assets acquired in a business combination be recognized as assets apart from goodwill. FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("Statement 142") provides that goodwill and other intangible assets that have indefinite useful lives not be amortized, but instead must be tested at least annually for impairment, and identifiable intangible assets that have finite useful lives should continue to be amortized over their useful lives. Statement 142 also provides specific guidance for testing goodwill and other non-amortized intangible assets for impairment. Statement 142 requires management to make certain estimates and assumptions to allocate goodwill to reporting units and to determine the fair value of reporting unit net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, investment rates, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Fair value is determined using discounted estimated future cash flow. Absent any impairment indicators, we perform impairment tests annually each October 1. Impairments, if any, would be recognized as operating expenses and would adversely affect profitability.

Amounts included in our backlog may not result in actual revenues or translate into profits. Many of our contracts do not require purchase of a minimum amount of services. In addition, many contracts are cancellable on short notice. We have historically experienced variances in the components of backlog related to project delays or cancellations resulting from weather conditions, external market factors and economic factors beyond our control, and it is possible that we could experience such delays or cancellations in the future. If our backlog fails to materialize, we could experience a reduction in revenues and a decline in profitability, which would result in a deterioration of our financial condition, profitability and liquidity.

We account for the majority of our construction projects using the percentage-of-completion accounting method; therefore, variations of actual results from our assumptions may reduce our profitability. We recognize revenues on construction contracts using the percentage-of-completion accounting method. See Application of Critical Accounting Policies in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. Under the percentage-of-completion accounting method, we record revenue as work on the contract progresses. The cumulative amount of revenues recorded on a contract at a specified point in time is that percentage of total estimated revenues that incurred costs to date bear to total estimated costs. Accordingly, contract revenues and total cost estimates are reviewed and revised monthly as the work progresses. Adjustments are reflected in contract revenues in the period when such estimates are revised. Estimates are based on management's reasonable assumptions and experience, but are only estimates. Variation of actual results from assumptions on an unusually large project or on a number of average size projects could be material. We are also required to immediately recognize the full amount of the estimated loss on a contract when estimates indicate such a loss. Such adjustments and accrued losses could result in reduced profitability, which would negatively impact our cash flow from operations.

Certain provisions of our corporate governance documents could make an acquisition of us, or a substantial interest in us, more difficult. The following provisions of our certificate of incorporation and bylaws, as currently in effect, as well as Delaware law, could discourage potential proposals to acquire us, delay or prevent a change in control of us or limit the price that investors may be willing to pay in the future for shares of our common stock:

- our certificate of incorporation permits our board of directors to issue "blank check" preferred stock and to adopt amendments to our bylaws;
- our bylaws contain restrictions regarding the right of our stockholders to nominate directors and to submit proposals to be considered at stockholder meetings;
- our certificate of incorporation and bylaws restrict the right of our stockholders to call a special meeting of stockholders and to act by written consent; and
- we are subject to provisions of Delaware law, which prohibit us from engaging in any of a broad range of business transactions with an "interested stockholder" for a period of three years following the date such stockholder becomes classified as an interested stockholder.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our operations are conducted primarily in leased properties. The following table lists major facilities, both leased and owned, and identifies the business segment that is the principal user of each such facility.

	Approximate Square Feet	Lease Expiration Date, Unless Owned
Corporate Headquarters		
301 Merritt Seven Norwalk, Connecticut	32,500	10/31/09
Operating Facilities		
4050 Cotton Center Boulevard Phoenix, Arizona (a)	30,603	3/31/08
1200 North Sickles Drive Tempe, Arizona (b)	29,000	Owned
601 S. Vincent Avenue Azusa, California (c)	33,450	10/31/08
3208 Landco Drive Bakersfield, California (c)	49,875	6/30/12
20545 Belshaw Avenue Carson, California (a)	29,227	8/31/12
1168 Fesler Street El Cajon, California (b)	48,360	8/31/10
24041 Amador Street Hayward, California (b)	40,000	10/31/11
25601 Clawiter Road Hayward, California (b)	34,800	6/30/14
4462 Corporate Center Drive Los Alamitos, California (c)	57,863	8/14/11
825 Howe Road Martinez, California (c)	109,800	12/31/12
19800 Normandie Avenue Torrance, California (a)	36,264	3/31/14
8670 Younger Creek Drive Sacramento, California (a)	54,135	1/13/12
940 Remillard Court San Jose, California (a)	119,560	7/31/17
9505 and 9525 Chesapeake Drive San Diego, California (c)	25,124	12/31/11
4405 and 4420 Race Street Denver, Colorado (b)	31,340	9/30/16
345 Sheridan Boulevard Lakewood, Colorado (c)	63,000	Owned
3145 Northwoods Parkway Norcross, Georgia (c)	25,808	1/31/12
400 Lake Ridge Drive Smyrna, Georgia (a)	30,000	9/30/12
3100 Woodcreek Drive Downers Grove, Illinois (c)	55,551	7/31/17
1406 Cardinal Court Urbana, Illinois (b)	30,500	9/30/12
7614 and 7720 Opportunity Drive Fort Wayne, Indiana (b)	136,695	10/31/08

	Approximate Square Feet	Lease Expiration Date, Unless Owned
2655 Garfield Road Highland, Indiana (c)	45,816	6/30/11
3100 and 3116 Brinkerhoff Road Kansas City, Kansas (b)	42,836	11/30/08
4250 Highway 30 St. Gabriel, Louisiana (a)	90,000	Owned
1750 Swisco Road Sulphur, Louisiana (a)	112,000	Owned
4530 Hollins Ferry Road Baltimore, Maryland (b)	26,792	Owned
80 Hawes Way Stoughton, Massachusetts (a) (b)	36,000	6/10/13
3555 W. Oquendo Road Las Vegas, Nevada (c)	90,000	11/30/08
348 New Country Road Secaucus, New Jersey (b)	37,905	12/31/12
301 and 305 Suburban Avenue Deer Park, New York (b)	33,535	3/31/10
111-01 and 109-15 14th Avenue College Point, New York (c)	82,000	2/28/11
516 West 34th Street New York, New York (c)	25,000	6/30/12
Two Penn Plaza New York, New York (a) (c)	55,891	1/31/16
704 Clinton Avenue South Rochester, New York (a)	30,000	7/31/11
2900 Newpark Drive Barberton, Ohio (b)	91,831	11/1/17
10,14,15,17 and 21 West Voorhees Street Cincinnati, Ohio (a)	34,189	9/30/11
3976 Southern Avenue Cincinnati, Ohio (a)	44,815	12/31/08
2300-2310 International Street Columbus, Ohio (c)	25,500	10/31/12
9815 Roosevelt Boulevard Philadelphia, Pennsylvania (a)	33,405	11/30/11
4067 New Getwell Road Memphis, Tennessee (a)	36,000	1/31/08
937 Pine Street Beaumont, Texas (a)	78,962	Owned
895 N. Main Street Beaumont, Texas (a)	75,000	Owned
410 Flato Road Corpus Christi, Texas (a)	57,000	Owned
5550 Airline Drive Houston, Texas (b)	78,483	12/31/09
512 Norwood Drive Houston, Texas (b)	28,000	12/31/09
515 Norwood Drive Houston, Texas (b)	25,780	12/31/09

	Approximate Square Feet	Lease Expiration Date, Unless Owned
12415 Highway 225 La Porte, Texas (a)	78,000	Owned
1574 South West Temple Salt Lake City, Utah (c)	120,904	Month-To-Month
320 23rd Street Arlington, Virginia (a)	43,028	3/5/10
22930 Shaw Road Dulles, Virginia (c)	32,616	2/28/15
3280 Formex Road Richmond, Virginia (a)	30,640	7/31/08
8657 South 190th Street Kent, Washington (b)	46,125	6/30/08
6950 Gisholt Drive Madison, Wisconsin (b)	32,000	5/30/09
400 Parkdale Avenue N. Hamilton, Ontario, Canada (d)	48,826	5/24/11

We believe that our property, plant and equipment are well maintained, in good operating condition and suitable for the purposes for which they are used.

See Note L - Commitments and Contingencies of the notes to consolidated financial statements for additional information regarding lease costs. We utilize substantially all of our leased or owned facilities and believe there will be no difficulty either in negotiating the renewal of our real property leases as they expire or in finding alternative space, if necessary.

(a) Principally used by a company engaged in the "United States facilities services" segment.
(b) Principally used by a company engaged in the "United States mechanical construction and facilities services" segment.
(c) Principally used by a company engaged in the "United States electrical construction and facilities services" segment.
(d) Principally used by a company engaged in the "Canada construction and facilities services" segment.

ITEM 3. LEGAL PROCEEDINGS

On March 14, 2003, John Mowlem Construction plc ("Mowlem") presented a claim in arbitration against our United Kingdom subsidiary, EMCOR Group (UK) plc (formerly named EMCOR Drake & Scull Group plc) ("D&S"), in connection with a subcontract D&S entered into with Mowlem with respect to a project for the United Kingdom Ministry of Defence at Abbey Wood in Bristol, U.K. Mowlem seeks damages arising out of alleged defects in the D&S design and construction of the electrical and mechanical engineering services for the project. Mowlem's claim is for 39.5 million British pounds sterling (approximately $78.5 million), which includes costs allegedly incurred by Mowlem in connection with rectification of the alleged defects, overhead, legal fees, delay and disruption costs related to such defects, and interest on such amounts. The claim also includes amounts in respect of liabilities that Mowlem accepted in connection with a settlement agreement it entered into with the Ministry of Defence and which it claims are attributable to D&S. D&S believes it has good and meritorious defenses to the Mowlem claim. D&S has denied liability and has asserted a counterclaim for approximately 11.6 million British pounds sterling (approximately $23.0 million) for certain design, labor and delay and disruption costs incurred by D&S in connection with its subcontract with Mowlem for work performed through 1996.

On December 17, 2007, one of our subsidiaries, F&G Mechanical Corp. ("F&G"), was served with a grand jury subpoena duces tecum issued by a grand jury empanelled by the United States District Court for the District of New Jersey that is investigating allegations of union corruption. Two additional subpoenas for documents were served on F&G in January 2008. F&G and one of its vice presidents have been identified as targets of the investigation in connection with certain payments made to third parties by F&G for services to F&G at various construction sites. F&G has produced documents in response to the subpoenas and has cooperated with investigators since learning of the investigation.

We are involved in other proceedings in which damages and claims have been asserted against us. We believe that we have a number of valid defenses to such proceedings and claims and intend to vigorously defend ourselves and do not believe that any significant liabilities will result.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted for a vote of security holders, through the solicitation of proxies or otherwise, during the quarter ended December 31, 2007.

EXECUTIVE OFFICERS OF THE REGISTRANT

Frank T. MacInnis, Age 61; Chairman of the Board and Chief Executive Officer of the Company since April 1994. Mr. MacInnis was elected to the additional position of President on February 26, 2004 and served as such until October 25, 2004. He also served as President of the Company from April 1994 to April 1997. From April 1990 to April 1994, Mr. MacInnis served as President and Chief Executive Officer, and from August 1990 to April 1994 as Chairman of the Board, of Comstock Group, Inc., a nationwide electrical contracting company. From 1986 to April 1990, Mr. MacInnis was Senior Vice President and Chief Financial Officer of Comstock Group, Inc. In addition, from 1986 to April 1994, Mr. MacInnis was also President of Spie Group Inc., which had interests in Comstock Group, Inc., Spie Construction Inc., a Canadian pipeline construction company, and Spie Horizontal Drilling Inc., a U.S. company, engaged in underground drilling for the installation of pipelines and communications cable.

Anthony J. Guzzi, Age 43; President and Chief Operating Officer since October 25, 2004. From August 2001, until he joined the Company, Mr. Guzzi served as President of the North American Distribution and Aftermarket Division of Carrier Corporation ("Carrier"). Carrier is a manufacturer and distributor of commercial and residential HVAC and refrigeration systems and equipment and a provider of aftermarket services and components of its own products and those of other manufacturers in both the HVAC and refrigeration industries. From January 2001 to August 2001, Mr. Guzzi was President of Carrier's Commercial Systems and Services Division and from June 1998 to December 2000, he was Vice President and General Manager of Carrier's Commercial Sales and Services Division.

Sheldon I. Cammaker, Age 68; Executive Vice President and General Counsel of the Company since September 1987 and Secretary of the Company since May 1997. Prior to September 1987, Mr. Cammaker was a senior partner of the New York City law firm of Botein, Hays & Sklar.

R. Kevin Matz, Age 49; Executive Vice President – Shared Services of the Company since December 2007 and Senior Vice President - Shared Services from June 2003 to December 2007. From April 1996 to June 2003, Mr. Matz served as Vice President and Treasurer of the Company and Staff Vice President - Financial Services of the Company from March 1993 to April 1996. From March 1991 to March 1993, Mr. Matz was Treasurer of Sprague Technologies Inc., a manufacturer of electronic components.

Mark A. Pompa, Age 43; Executive Vice President and Chief Financial Officer of the Company since April 3, 2006. From June 2003 to April 2, 2006, Mr. Pompa was Senior Vice President - Chief Accounting Officer of the Company, and from June 2003 to January 2007, Mr. Pompa was also Treasurer of the Company. From September 1994 to June 2003, Mr. Pompa was Vice President and Controller of the Company.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information. Our common stock trades on the New York Stock Exchange under the symbol "EME".

The following table sets forth high and low sales prices for our common stock for the periods indicated as reported by the New York Stock Exchange, adjusted for the 2-for-1 stock splits effected in the form of 100% stock distributions made on July 9, 2007 and February 10, 2006:

2007	High	Low
First Quarter	$31.85	$27.28
Second Quarter	$37.67	$28.60
Third Quarter	$38.69	$27.10
Fourth Quarter	$35.21	$23.29
2006	**High**	**Low**
First Quarter	$24.98	$16.88
Second Quarter	$26.33	$22.11
Third Quarter	$28.85	$21.33
Fourth Quarter	$31.95	$26.63

Holders. As of February 15, 2008, there were 62 stockholders of record and, as of that date, we estimate there were approximately 14,405 beneficial owners holding our common stock in nominee or "street" name.

Dividends. We did not pay dividends on our common stock during 2007 or 2006, and we do not anticipate that we will pay dividends on our common stock in the foreseeable future. Our working capital credit facility limits the payment of dividends on our common stock.

Securities Authorized for Issuance Under Equity Compensation Plans. The following table summarizes, as of December 31, 2007, equity compensation plans that were approved by stockholders and equity compensation plans that were not approved by stockholders. The information in the table and in the Notes thereto has been adjusted for the 2-for-1 stock splits effected on July 9, 2007 and February 10, 2006.

Equity Compensation Plan Information

	A	B	C
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity Compensation Plans Approved by Security Holders	2,556,294	$14.48	1,365,000(2)
Equity Compensation Plans Not Approved by Security Holders	2,679,016(1)	$10.89	—
Total	5,235,310	$12.64	1,365,000

(1) 36,000 shares relate to outstanding options to purchase shares of our common stock which were granted to our employees (other than executive officers) (the "Employee Options"), 2,554,132 shares relate to outstanding options to purchase shares of our common stock which were granted to our executive officers (the "Executive Options"), 40,000 shares relate to outstanding options to purchase shares of our common stock which were granted to our Directors (the "Director Options"), and 48,884 shares relate to restricted stock units ("RSUs") described below under "Restricted Share Units."

(2) Represents shares of our common stock available for future issuance under our 2007 Incentive Plan, which may be issuable in respect of options and/or stock appreciation rights granted under the Plan and/or may also be issued pursuant to the award of restricted stock, unrestricted stock and/or awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, our common stock.

Employee Options

The Employee Options referred to in note (1) to the immediately preceding table under Equity Compensation Plan Information (the "Table") vest over three years in equal annual installments, commencing with the first anniversary of the date of grant of the Employee Options. Our Board of Directors granted such Employee Options to certain of our key employees based upon their performance. Those Employee Options have an exercise price per share equal to the fair market value of a share of our common stock on their respective grant dates and have a term of ten years from the grant date.

Executive Options

The references below to numbers of options and to option exercise prices have been adjusted for the 2-for-1 stock splits effected on July 9, 2007 and February 10, 2006.

260,000 of the Executive Options referred to in note (1) to the Table were granted to six of our then executive officers in connection with their employment agreements with us, which employment agreements were made as of January 1, 1998, as amended (the "1998 Employment Agreements") and have since expired. Pursuant to the terms of the 1998 Employment Agreements, each such executive officer received a fixed number of Executive Options on the first business day of 2000 and 2001 with respective exercise prices of $4.39 and $6.36 per share. Such Executive Options vested on the first anniversary of the grant date.

2,294,132 of the Executive Options referred to in note (1) to the Table were granted to six of our then executive officers in connection with employment agreements with us, which employment agreements were dated January 1, 2002 (the "2002 Employment Agreements") and have since expired, and 106,000 of the Executive Options were granted to Mr. Anthony Guzzi, our President and Chief Operating Officer, when he joined us in October 2004. Of these Executive Options, (i) an aggregate of 448,000 of such Executive Options were granted on December 14, 2001 (exercisable in full upon grant) with an exercise price of $10.43 per share, (ii) an aggregate of 462,800 of such Executive Options were granted on January 2, 2002 with an exercise price of $11.59 per share, (iii) an aggregate of 507,740 of such Executive Options were granted on January 2, 2003 with an exercise price of $13.69, (iv) an aggregate of 769,592 of such Executive Options were granted on January 2, 2004 with an exercise price of $10.96 and (v) 106,000 of such Executive Options were granted to Mr. Guzzi on October 25, 2004 with an exercise price of $9.67 per share. The Executive Options referred to above in clause (i) were exercisable in full on the grant date; the Executive Options referred to above in clauses (ii), (iii) and (iv) provided that they were exercisable as follows: one-fourth on the grant date, one-fourth on the first anniversary of the grant date, one-fourth on the second anniversary of the grant date and one-fourth on the last business day of the calendar year immediately preceding the third anniversary of the grant date. During 2004, the out-of-the-money Executive Options referred to in clauses (iii) and (iv) were vested in full in anticipation of a change in accounting rules requiring the expensing of stock options beginning in January 2006. The options granted to Mr. Guzzi became exercisable in three equal annual installments, commencing with the first anniversary of the date of grant.

Each of the Executive Options granted have a term of ten years from their respective grant dates and an exercise price per share equal to the fair market value of a share of common stock on their respective grant dates.

Director Options

The references below to numbers of options and to option exercise prices have been adjusted for the 2-for-1 stock splits effected on July 9, 2007 and February 10, 2006.

During 2002, each of our non-employee directors received 8,000 Director Options. These options were in addition to the 12,000 options to purchase our common stock that were granted on the same date to each non-employee director under our 1995 Non-Employee Directors' Non-Qualified Stock Option Plan, which plan has been approved by our stockholders. The price at which such Director Options are exercisable is equal to the fair market value per share of common stock on the grant date. The exercise price per share of the Director Options is $13.88 per share, except those granted to Mr. Michael T. Yonker, upon his election to the Board on October 25, 2002, which have an exercise price of $12.94 per share. All of these options became exercisable commencing with the grant date and have a term of ten years from the grant date.

Restricted Share Units

An Executive Stock Bonus Plan (the "Stock Bonus Plan") was adopted by our Board of Directors in October 2000 and amended on December 11, 2003. Pursuant to the Stock Bonus Plan, as amended, 25% of the annual bonus earned by each executive officer for each of the years 2001 through 2005 has been automatically credited to him in the form of Restricted Stock Units ("RSUs") to be converted into shares of our common stock at a 15% discount from the fair market value of common stock as of the date the annual bonus was determined. Issuance of RSUs under the Stock Bonus Plan was discontinued after issuance of RSUs in respect of 2005. Outstanding RSUs are to be converted into shares of common stock and delivered to the executive officer on the earliest of: (i) the first business day following the day upon which we release to the public generally our results in respect of the fourth quarter of the third calendar year following the year in respect of which the RSUs were granted ("Release Date"); (ii) the executive officer's termination of employment for any reason;

or (iii) immediately prior to a "change of control" (as defined in the Stock Bonus Plan). In addition, pursuant to the Stock Bonus Plan, each executive officer was permitted at his election to cause all or part of his annual bonus not automatically credited to him in the form of RSUs under the Stock Bonus Plan to be credited to him in the form of units ("Voluntary Units") that are to be converted into common stock at a 15% discount from the fair market value of common stock as of the date the annual bonus was determined. An election to accept Voluntary Units under the Stock Bonus Plan had to be made at least six months prior to the end of the calendar year in respect of which the bonus was payable. These Voluntary Units are to be converted into shares of common stock and delivered to the executive officer on the earliest of (i) the date elected by the executive officer, but in no event earlier than the Release Date, (ii) the executive officer's termination of employment or (iii) immediately prior to a "change of control."

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data has been derived from our audited financial statements and should be read in conjunction with the consolidated financial statements, the related notes thereto and the report of our independent registered public accounting firm thereon included elsewhere in this and in previously filed annual reports on Form 10-K of EMCOR.

As required, the results of operations for all years presented have been adjusted to reflect the 2-for-1 stock splits effected in the form of 100% stock distributions made July 9, 2007 and February 10, 2006. See Note I - Common Stock of the notes to consolidated financial statements for additional information. The results of operations for all years presented reflect discontinued operations accounting due to the sale of an ownership interest in a consolidated joint venture in 2007 and the sales of subsidiaries in each of 2006 and 2005.

Income Statement Data
(In thousands, except per share data)

	Years Ended December 31,				
	2007	2006	2005	2004	2003
Revenues	$5,927,152	$4,901,783	$4,592,990	$4,615,635	$4,411,230
Gross profit	702,822	552,400	485,133	432,852	468,405
Operating income	199,825	111,772	74,671	37,574	45,338
Net income	$ 126,808	$ 86,634	$ 60,042	$ 33,207	$ 20,621
Basic earnings per share - continuing operations	$ 1.93	$ 1.35	$ 0.95	$ 0.53	$ 0.34
Basic earnings per share - discontinued operations	0.04	0.02	0.01	0.02	0.00
	$ 1.97	$ 1.37	$ 0.96	$ 0.55	$ 0.34
Diluted earnings per share - continuing operations	$ 1.86	$ 1.30	$ 0.93	$ 0.51	$ 0.33
Diluted earnings per share - discontinued operations	0.04	0.02	0.01	0.02	0.00
	$ 1.90	$ 1.32	$ 0.94	$ 0.53	$ 0.33

Balance Sheet Data
(In thousands)

	As of December 31,				
	2007	2006	2005	2004	2003
Stockholders' equity (1)	$ 885,041	$ 710,309	$ 615,436	$ 562,361	$ 521,356
Total assets	$2,871,643	$2,089,023	$1,778,941	$1,817,969	$1,795,247
Goodwill	$ 563,918	$ 288,165	$ 283,412	$ 279,432	$ 277,994
Borrowings under working capital credit lines	$ —	$ —	$ —	$ 80,000	$ 139,400
Term loan, including current maturities	$ 225,000	$ —	$ —	$ —	$ —
Other long-term debt, including current maturities	$ 93	$ 332	$ 387	$ 476	$ 589
Capital lease obligations, including current maturities	$ 2,151	$ 1,566	$ 1,570	$ 1,662	$ 339

(1) No cash dividends on the Company's common stock have been paid during the past five years.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We are one of the largest electrical and mechanical construction and facilities services firms in the United States, Canada, the United Kingdom and in the world. We provide services to a broad range of commercial, industrial, utility and institutional customers through approximately 70 principal operating subsidiaries and joint venture entities. Our offices are located throughout the United States, in Canada and in the United Kingdom. In the Middle East, we carry on business through a joint venture.

Overview

The following table presents selected financial data for the fiscal years ended December 31, 2007, 2006 and 2005 (in millions, except percentages and earnings per share):

	2007	2006	2005
Revenues	$5,927.2	$4,901.8	$4,593.0
Revenues increase from prior year	20.9%	6.7%	—
Operating income	$ 199.8	$ 111.8	$ 74.7
Operating income as a percentage of revenues	3.4%	2.3%	1.6%
Net income	$ 126.8	$ 86.6	$ 60.0
Diluted earnings per share from continuing operations	$ 1.86	$ 1.30	$ 0.93
Cash flows provided by operating activities	$ 259.0	$ 210.0	$ 145.4

The results of operations for the year ended December 31, 2007 ("2007") reflect continuing improvement compared to our historical results. In 2007, we achieved record highs in revenues, operating income, operating margin (operating income as a percentage of revenues), net income and diluted earnings per share.

Revenues and operating income increased in 2007 compared to the year ended December 31, 2006 ("2006") primarily due to: (a) increased awards and improved performance of United States construction work in the hospitality, high-tech, healthcare, commercial, institutional, industrial and water/wastewater treatment markets as these markets have continued to grow, (b) the addition of revenues and operating income from companies acquired in 2007 and 2006 and (c) increased demand for maintenance/retrofit work of the type provided by our mobile services in our United States facilities services segment, in part due to increased demand for more efficient energy systems. Negatively impacting the 2007 results of operations was the performance of our United Kingdom construction and facilities services segment. This segment's operating loss of $12.9 million primarily reflected the negative results of its rail division.

While our selling, general and administrative expenses increased primarily due to: (a) companies acquired during 2007 and (b) an increase in incentive-based compensation as a result of improved profits in 2007 compared to 2006, selling, general and administrative expenses as a percentage of revenues declined to 8.5% for 2007 from 9.0% for 2006. This decrease as a percentage of revenues primarily related to our ability to increase revenues without having to substantially increase overhead costs. The increase in selling, general and administrative expenses for 2007 when compared to 2006 was partially offset by a reduction in certain staff and facilities, particularly those associated with our United States facilities services segment (as a result of restructuring activities during 2006), and a reduction in deferred compensation expense of $6.4 million compared to 2006 deferred compensation expense due to a decrease in our liability corresponding with a reduction in the market price of our common stock during 2007. For 2007, selling, general and administrative expenses included amortization expense of $9.2 million attributable to identifiable intangible assets associated with acquisitions compared to $4.3 million of amortization expense for 2006.

Our cash and cash equivalents were $251.6 million at December 31, 2007 compared to $273.7 million at December 31, 2006. The decrease in cash and cash equivalents during 2007 was primarily due to cash flows used for investing activities of $526.4 million primarily related to the acquisition of five businesses in 2007. Offsetting the cash used for investing activities was cash provided by operating activities of $259.0 million in 2007 and cash provided by financing activities of $243.7 million. Our reported interest income for 2007 was $13.2 million, a $7.0 million improvement over 2006 interest income of $6.2 million, which was mostly offset by $6.9 million of additional interest expense related to financing activities as noted below. On September 19, 2007, we financed the acquisition of FR X Ohmstede Acquisition Co. ("Ohmstede") with $300.0 million from newly incurred term loan debt and $155.4 million from our own funds. We repaid $75.0 million of the term loan debt on December 31, 2007 (prior to the first scheduled principal payment of $0.75 million due March 31, 2008) and, because of the prepayment, we recorded as interest expense additional amortization expense related to capitalized debt issuance costs of $0.9 million. We funded our other 2007 acquisitions with cash on hand.

The 2007 acquisitions increased the geographical markets and industries in which we offer our services and are a part of our strategic objective to further diversify our overall business to provide a balance to our typically cyclical construction services business. Ohmstede's, business, which is largely comprised of providing maintenance services, has been included in our United States facilities services segment and expands our industrial services to refineries and the petrochemical industry. Ohmstede's business primarily provides aftermarket maintenance and repair services, replacement parts and fabrication services for highly engineered shell and tube heat exchangers.

On August 6, 2007, we sold our majority ownership interest in a joint venture with CB Richard Ellis, Inc. ("CBRE") to CBRE for $8.0 million. This sale followed our purchase, for approximately $0.5 million, of certain of the joint venture's assets. Included in the results of discontinued operations for 2007 was a gain of $1.2 million (net of income tax benefit of $1.8 million) resulting from the sale of our joint venture interest. As of December 31, 2007, $5.5 million of purchase price had been received, and the balance is reflected as a current note receivable on our Consolidated Balance Sheet.

Operating Segments

We have the following reportable segments which provide services associated with the design, integration, installation, start-up, operation and maintenance of various systems: (a) United States electrical construction and facilities services (involving systems for electrical power transmission and distribution; premises electrical and lighting systems; low-voltage systems, such as fire alarm, security and process control; voice and data communication; roadway and transit lighting; and fiber optic lines); (b) United States mechanical construction and facilities services (involving systems for heating, ventilation, air conditioning, refrigeration and clean-room process ventilation; fire protection; plumbing, process and high-purity piping; water and wastewater treatment; and central plant heating and cooling); (c) United States facilities services; (d) Canada construction and facilities services; (e) United Kingdom construction and facilities services; and (f) Other international construction and facilities services. The segment "United States facilities services" principally consists of those operations which provide a portfolio of services needed to support the operation and maintenance of customers' facilities (industrial maintenance and services; commercial and government site-based operations and maintenance; military base operations support services; mobile maintenance and services; facilities management; installation and support for building systems; technical consulting and diagnostic services; small modification and retrofit projects; and program development, management and maintenance for energy systems), which services are not generally related to customers' construction programs, as well as industrial services operations, which primarily provide after-market maintenance and repair services, replacement parts and fabrication services for highly engineered shell and tube heat exchangers for refineries and the petrochemical industry. The Canada, United Kingdom and Other international segments perform electrical construction, mechanical construction and facilities services. Our "Other international construction and facilities services" segment, currently operating only in the Middle East, represents our operations outside of the United States, Canada and the United Kingdom.

Discussion and Analysis of Results of Operations

Our reportable segments reflect, for all years presented, discontinued operations accounting due to the sale of our CBRE joint venture interest and the sales of subsidiaries in each of 2006 and 2005, in addition to certain reclassifications of prior years amounts among the segments due to changes in our internal reporting structure.

Revenues

As described in more detail below, revenues for 2007 were $5.9 billion compared to $4.9 billion for 2006 and $4.6 billion for 2005. Revenues increased in 2007 compared to 2006 primarily due to: (a) increased awards and performance of United States construction work in the hospitality, high-tech, healthcare, commercial, institutional, industrial and water/wastewater treatment markets as these markets have continued to grow, (b) the addition of revenues from companies acquired in 2007 and 2006 and (c) increased demand for maintenance/retrofit work of the type provided by our mobile services in our United States facilities services segment, in part due to increased demand for more efficient energy systems. The increased revenues for 2006 compared to the year ended December 31, 2005 ("2005") was primarily attributable to a strong commercial construction business cycle and to increased work for the hospitality, high-tech, food and pharmaceutical markets.

As of December 31, 2007, our backlog was $4.49 billion, and as of December 31, 2006, our backlog was $3.50 billion. This increase in backlog was primarily at the United States reporting segments and was due to increased demand for hospitality, healthcare, transportation and industrial construction projects, companies acquired during 2007 and increased awards due to our active pursuit of opportunities in these and other markets. Backlog is not a term recognized under United States generally accepted accounting principles; however, it is a common measurement used in our industry. Backlog includes unrecognized revenues to be realized from uncompleted construction contracts plus unrecognized revenues expected to be realized over the remaining term of facilities services contracts. However, if the remaining term of a facilities services contract exceeds 12 months, the unrecognized revenues attributable to such contract included in backlog are limited to only 12 months of revenues.

The following table presents our revenues by each of our operating segments and the approximate percentages that each segment's revenues were of total revenues for the years ended December 31, 2007, 2006 and 2005 (in millions, except for percentages):

	2007	% of Total	2006	% of Total	2005	% of Total
Revenues from unrelated entities:						
United States electrical construction and facilities services	$1,433.8	24%	$1,280.2	26%	$1,224.6	27%
United States mechanical construction and facilities services	2,343.1	40%	1,820.9	37%	1,671.6	36%
United States facilities services	1,048.1	18%	830.1	17%	681.6	15%
Total United States operations	4,825.0	81%	3,931.2	80%	3,577.8	78%
Canada construction and facilities services	382.0	6%	299.1	6%	342.1	7%
United Kingdom construction and facilities services	720.2	12%	671.5	14%	673.1	15%
Other international construction and facilities services	—	—	—	—	—	—
Total worldwide operations	$5,927.2	100%	$4,901.8	100%	$4,593.0	100%

Revenues of our United States electrical construction and facilities services segment for 2007 increased $153.6 million compared to 2006. The revenues increase was generally due to increased high-tech, hospitality and commercial projects as a result of the strong high-tech, hospitality and commercial construction markets. Revenues for 2006 increased $55.6 million compared to 2005. This increase was primarily attributable to increased commercial work as a result of a stronger commercial construction market and greater availability of government project work.

Revenues of our United States mechanical construction and facilities services segment for 2007 increased $522.2 million compared to 2006. The revenues increase was primarily attributable to increased availability of hospitality, healthcare, commercial, water/wastewater treatment and high-tech construction projects due to growth in these markets and increased maintenance/retrofit spending in part as a consequence of the impact of higher energy costs, and the addition of $14.5 million and $132.5 million of revenues from companies acquired during 2007 and 2006. Revenues for 2006 increased $149.3 million compared to 2005. This increase was primarily attributable to increased commercial work as a result of an overall stronger commercial construction market and greater availability of work in the hospitality, high-tech, food and pharmaceutical markets.

United States facilities services revenues, which include those operations that principally provide maintenance and consulting services, increased $218.0 million in 2007 compared to 2006. Companies acquired during 2007 contributed $151.2 million to this increase in revenues. The increase in revenues was also primarily attributable to the increased demand for both site-based government facilities services and small projects and for maintenance/retrofit work of the type provided by our mobile services group in this segment, in part due to increased demand for more efficient energy systems. Revenues in this segment increased by $148.5 million in 2006 compared to 2005. This increase was primarily related to an increased number of site-based services contracts, the addition of a mobile services company acquired during 2005, that accounted for $64.3 million of this increase in revenues in 2006, and greater demand in 2006 for mobile services work. The increase in site-based contracts obtained in 2006 was related to an increase in the outsourcing of facilities services work, augmented by our increased efforts to pursue opportunities for facilities services work in the government and commercial sectors. The increase in demand for mobile services was primarily due to the strong commercial construction business cycle, which resulted in an increase in our small project work, and increased demand for maintenance caused by energy cost awareness.

Revenues of the Canada construction and facilities services segment increased $82.9 million in 2007 compared to 2006. The increase in revenues for 2007 compared to 2006 was primarily related to various large projects obtained in the industrial and power generation markets and $27.9 million of additional revenues related to changes in the rate of exchange of Canadian dollars for United States dollars due to strengthening of the Canadian dollar. Revenues decreased by $43.0 million for 2006 compared to 2005. This decrease in revenues primarily reflected a reduction in awards to us of oil and gas industry work and a more selective bidding process on our part, offset by $18.2 million of additional revenues related to changes in the rate of exchange of Canadian dollars for United States dollars due to strengthening of the Canadian dollar.

United Kingdom construction and facilities services revenues increased $48.7 million in 2007 compared to 2006, principally due to a $57.6 million increase relating to the rate of exchange for British pounds to United States dollars as a result of the strengthening of the British pound, additional facilities services and construction work, partially offset by less rail project work performed as certain of our rail projects were at or near completion as of December 31, 2007 and a decision not to pursue significant new projects in the rail sector. Revenues decreased $1.6 million for 2006 compared to 2005, principally due to a refocus of our facilities services strategy. However, 2006 revenues from our commercial and transportation infrastructure construction businesses increased over 2005 revenues due to an improvement in the commercial construction market and significant transportation projects awarded to us. The overall decrease in revenues in 2006 compared to 2005 would have been greater except for $9.5 million of additional revenues related to the strengthening of the British pound.

Other international construction and facilities services activities consist of operations currently operating only in the Middle East. During each of 2007, 2006 and 2005, all of the projects in these markets were performed by joint ventures that were accounted for under the equity method of accounting.

Cost of sales and Gross profit

The following table presents cost of sales, gross profit, and gross profit as a percentage of revenues for the years ended December 31, 2007, 2006 and 2005 (in millions, except for percentages):

	2007	2006	2005
Cost of sales	$5,224.3	$4,349.4	$4,107.9
Gross profit	$ 702.8	$ 552.4	$ 485.1
Gross profit margin	11.9%	11.3%	10.6%

The increase in gross profit (revenues less cost of sales) for 2007 when compared to 2006 was primarily due to: (a) increased awards leading to higher revenues and improved performance of United States construction work in the hospitality, high-tech, healthcare, commercial, institutional, industrial and water/wastewater treatment markets as these markets continued to grow and increased maintenance/retrofit spending in part as a consequence of the impact of higher energy costs, (b) the addition of gross profit from companies acquired in 2007 and 2006 which contributed gross profit of $59.3 million and (c) increased demand for the type of work provided by our mobile services in our United States facilities services segment. Negatively impacting gross profit was the performance of our United Kingdom construction and facilities services segment. This segment's loss primarily reflected the negative results of its rail division. Also, negatively impacting gross profit was a $5.5 million impairment charge related to an other-than-temporary decline in fair value of our investment in a joint venture in our United States facilities services segment. The increase in gross profit margin (gross profit as a percentage of revenues) for 2007 compared to 2006 primarily reflected the continuing trend in our construction project mix toward higher margin work that is typically associated with the types of projects referred to in the first sentence of this paragraph and reduced losses from one company in our United States electrical construction and facilities services segment. Gross profit margin was negatively impacted in 2007 compared to 2006 due to losses on the United Kingdom rail projects and $7.8 million of amortization expense recorded in cost of sales associated with the contract backlog of companies acquired in 2007.

Gross profit increased by $67.3 million for 2006 compared to 2005. Gross profit margin was 11.3% for 2006 compared to 10.6% for 2005. This increase in gross profit margin was primarily due to: (a) generally improved performance on United States mechanical construction and facilities services contracts for commercial, hospitality, high-tech, food and pharmaceutical sector work; (b) the increased availability of generally higher margin work in the United States; (c) increases in the number of site-based contracts in the United States facilities services segment; (d) increased demand for mobile services in the United States; (e) the addition of a mobile services company acquired in November 2005; (f) improvements in Canada construction and facilities services profitability; and (g) the absence of an $11.7 million non-cash expense recorded in 2005 in connection with a civil action between one of our subsidiaries and the Upper Occoquan Sewage Authority (the "UOSA Action"). These 2006 improvements were partially offset by the following items in the United States electrical construction and facilities services segment: (a) unusually large losses on certain 2006 contracts, (b) reduced profits from transportation infrastructure and financial services projects compared to 2005; and (c) the absence of $4.5 million from a favorable insurance settlement recorded in 2005.

Selling, general and administrative expenses

The following table presents selling, general and administrative expenses, and selling, general and administrative expenses as a percentage of revenues, for the years ended December 31, 2007, 2006 and 2005 (in millions, except for percentages):

	2007	2006	2005
Selling, general and administrative expenses	$502.7	$439.0	$408.7
Selling, general and administrative expenses as a percentage of revenues	8.5%	9.0%	8.9%

While our selling, general and administrative expenses increased for 2007 compared to 2006 primarily due to: (a) companies acquired during 2007 and (b) an increase in incentive-based compensation as a result of improved profits, selling, general and administrative expenses as a percentage of revenues declined to 8.5% for 2007 from 9.0% for 2006. This decrease as a percentage of revenues primarily related to our ability to increase revenues without having to substantially increase overhead costs. The increase in selling, general and administrative expenses for 2007 when compared to 2006 was partially offset by a reduction in certain staff and facilities, particularly those associated with our United States facilities services segment (as a result of restructuring activities during 2006), and a reduction in deferred compensation expense of $6.4 million compared to 2006 deferred compensation expense due to a decrease in our liability corresponding with a reduction in the market price of our common stock during 2007. For 2007, selling, general and administrative expenses included amortization expense of $9.2 million attributable to identifiable intangible assets associated with acquisitions compared to $4.3 million of amortization expense for 2006. Selling, general and administrative expenses (excluding amortization expense) were approximately $493.5 million (8.3% of revenues) for 2007 compared to $434.7 million (8.9% of revenues) for 2006. Our selling, general and administrative expenses for 2006 increased $30.3 million to $439.0 million compared to $408.7 million for 2005. Selling, general and administrative expenses as a percentage of revenues was 9.0% for 2006 compared to 8.9% for 2005. The increase in selling, general and administrative expenses for 2006 compared to 2005 was primarily related to: (a) increased administration and sales expenses required to support increased revenues;

(b) increased compensation expense attributable to improved operating performance; (c) $4.0 million of compensation expense resulting from the adoption of Statement 123(R) on January 1, 2006; and (d) compensation awards for which the liabilities fluctuate with changes in the market price of our common stock, which increased compensation expense by $2.8 million for 2006 compared to 2005.

Restructuring expenses

Restructuring expenses, primarily relating to employee severance obligations and reduction of leased facilities, were $0.3 million, $1.6 million and $1.8 million for 2007, 2006 and 2005, respectively. As of December 31, 2007 and 2006, the balance of these obligations was $0.2 million. The obligation outstanding as of December 31, 2006 was paid during 2007, and the obligation outstanding as of December 31, 2007 is expected to be paid in 2008.

Operating income

The following table presents our operating income (gross profit less selling, general and administrative expenses and restructuring expenses plus gain on sale of assets) by segment, and each segment's operating income as a percentage of such segment's revenues from unrelated entities, for the years ended December 31, 2007, 2006 and 2005 (in millions, except for percentages):

	2007	% of Segment Revenues	2006	% of Segment Revenues	2005	% of Segment Revenues
Operating income (loss):						
United States electrical construction and facilities services	$ 88.2	6.2%	$ 46.8	3.7%	$ 79.3	6.5%
United States mechanical construction and facilities services	135.7	5.8%	82.1	4.5%	20.2	1.2%
United States facilities services	43.6	4.2%	33.3	4.0%	20.2	3.0%
Total United States operations	267.5	5.5%	162.2	4.1%	120.2	3.4%
Canada construction and facilities services	6.8	1.8%	0.4	0.1%	(7.9)	—
United Kingdom construction and facilities services	(12.9)	—	6.8	1.0%	7.4	1.1%
Other international construction and facilities services	(0.5)	—	(0.1)	—	0.0	—
Corporate administration	(60.8)	—	(55.9)	—	(43.2)	—
Restructuring expense	(0.3)	—	(1.6)	—	(1.8)	—
Total worldwide operations	199.8	3.4%	111.8	2.3%	74.7	1.6%
Other corporate items:						
Interest expense	(9.2)		(2.3)		(8.3)	
Interest income	13.2		6.2		2.7	
Minority interest	(2.1)		(1.1)		(1.4)	
Income from continuing operations before income taxes	$201.7		$114.6		$ 67.7	

As described in more detail below, our operating income was $199.8 million for 2007, $111.8 million for 2006, and $74 7 million for 2005.

The $41.4 million increase in United States electrical construction and facilities services operating income for 2007 compared to 2006 was primarily the result of increased revenues from higher margin work typically associated with high-tech, hospitality and commercial construction markets, the profitable performance of certain water/wastewater treatment construction projects and the completion of certain high-tech projects. Additionally, we had reduced losses from one company in this segment for 2007 when compared to 2006. Selling, general and administrative expenses increased for 2007 compared to 2006 principally due to increases in incentive compensation, partially offset by our continued focus on overhead cost control that resulted in cost reductions at certain subsidiaries and a reduction in deferred compensation expense for which our liability decreased corresponding with a reduction in the market price of our common stock during 2007. Operating income decreased by $33.0 million in 2006 compared to 2005. This decrease was primarily due to: (a) unusually large losses on certain contracts; (b) reduced profits due to a decrease in generally more profitable work related to transportation infrastructure and financial services projects; and (c) the absence of $4.5 million from a favorable insurance settlement recorded in 2005. This reduction in operating income was partially offset by profits earned on commercial, high-tech and hospitality projects.

Our United States mechanical construction and facilities services operating income for 2007 improved by $53.6 million compared to 2006. The improvement was primarily due to increased awards and improved performance of hospitality, water/wastewater treatment, commercial and institutional construction projects, generally improved performance of healthcare construction projects, the addition of companies acquired in 2006 and higher margin work typically associated with hospitality, water/wastewater treatment and commercial construction projects. The increase in selling, general and administrative expenses was primarily attributable to companies acquired during 2006 and 2007 and increases in incentive compensation for 2007 as a result of better operating results than in 2006, partially offset by a reduction in deferred compensation expense for which our liability decreased corresponding with a reduction in the market price of our common stock during 2007. Operating income for 2006 was $82.1 million, a $61.9 million improvement compared to operating income of $20.2 million for 2005. This improvement was primarily attributable to generally improved performance and an increase in the number of contracts for commercial, hospitality, high-tech, food and pharmaceutical sector work, the increased availability of generally higher margin work in the United States, and the absence of an $11.7 million non-cash expense recorded in 2005 related to the UOSA Action. The improvement was partially offset by the absence of a $1.1 million favorable insurance settlement recorded in 2005.

Our United States facilities services operating income for 2007 improved by $10.3 million compared to 2006. The increase in operating income was primarily due to more efficient performance on certain site-based contracts, increased revenues from site-based government facilities services contracts, a continuing shift toward new site-based contracts with higher margins than had been the case with some past contracts, increased income from small projects and maintenance/retrofit work of the type provided by our mobile services group in this segment and the reduction in staff and facilities effected primarily in the third and fourth quarters of 2006, offset by a $5.5 million impairment charge related to an other-than-temporary decline in fair value of our investment in a joint venture. Companies acquired during 2007 also contributed $21.6 million to the increase in operating income before amortization expense of $10.4 million. Operating income increased by $13.1 million for 2006 compared to 2005. This increase was primarily due to the increase in the number of site-based contracts, improved contract performance under existing contracts, increased demand for mobile services, the addition of a mobile services company purchased in November 2005 and the increased availability of generally higher margin work.

Our Canada construction and facilities services operating income improved by $6.4 million for 2007 compared to 2006. Included in the operating income for 2007 was a $1.4 million gain on sale of property. The improvement in operating income was primarily attributable to the increase in revenues and improved contract performance compared to 2006. The contract performance improvement was primarily related to availability of higher margin industrial and power generation work that was successfully performed. In addition, we continued our focus on overhead cost control, which kept selling, general and administrative expenses at approximately the same amount for 2007 as for 2006 despite the increase in revenues. Operating income was also favorably impacted by $1.0 million relating to the rate of exchange of Canadian dollars to the United States dollar as a result of the strengthening of the Canadian dollar. Operating income for 2006 was $0.4 million, an $8.3 million improvement when compared to an operating loss of $7.9 million for 2005. This improvement was attributable to our improved performance on hospital, mining and auto manufacturing construction contracts and the absence of a loss recorded in 2005 associated with a large power transmission project, partially offset by costs associated with investments in certain facilities and staff to support future business. The impact of the rate of exchange from Canadian dollars to United States dollars was not material to operating income reported for 2006 compared to 2005.

Our United Kingdom construction and facilities services operating loss for 2007 was $12.9 million compared to operating income of $6.8 million for 2006. The operating loss for 2007 compared to 2006 was primarily attributable to losses on certain rail projects which were at or near completion as of December 31, 2007 and an increase in actuarially determined pension costs associated with our United Kingdom defined benefit pension plan, partially offset by improved operating income from facilities services and construction work. These operating losses were unfavorably impacted by $0.4 million relating to the rate of exchange for British pounds to United States dollars as a result of the strengthening of the British pound during 2007. Our United Kingdom construction and facilities services segment operating income for 2006 was $6.8 million compared to $7.4 million for 2005. This decrease in operating income was primarily due to reduced income from rail projects as a result of lower gross profit than for 2005, partially offset by improvement in profits from facilities services and commercial construction work and $0.6 million of additional operating income related to the rate of exchange of British pounds for United States dollars, due to strengthening of the British pound as compared to the United States dollar.

Other international construction and facilities services operating loss was approximately $0.5 million for 2007, and breakeven for 2006 and 2005.

Our corporate administration expenses for 2007 increased by $4.9 million compared to 2006. The increase in the expenses was primarily due to increases of $1.9 million of compensation expense related to compensation awards based on achievement of earnings milestones under our long-term incentive plan, $1.4 million of expenses for recruiting programs, information technology support and marketing programs, $1.4 million of staffing expenses incurred in order to support our current and projected business growth and $1.2 million of expense related to share-based compensation awards under our long-term incentive plan, partially offset by a reduction in deferred compensation expense of $1.3 million compared to 2006 due to a decrease in our liability corresponding with a reduction in the market price of our common stock during 2007. Corporate administration expenses for 2006 were $55.9 million, a $12.7 million increase compared to 2005. The increase in these expenses was primarily due to $4.0 million of compensation expense as a result of the adoption of Statement 123(R) on January 1, 2006, $3.5 million of compensation expense related to increased compensation awards based on achievement of earnings milestones under our long-term incentive plan, $1.5 million of expense related to share-based compensation awards and increases in incentive-based compensation expense of $0.6 million due to deferred compensation awards for which the liabilities fluctuate with changes in the market price for our common stock.

Non-operating items

Interest expense was $9.2 million, $2.3 million and $8.3 million for 2007, 2006 and 2005, respectively. The $6.9 million increase in interest expense for 2007 compared to 2006 was primarily due to the $300.0 million of long-term debt incurred in September 2007 to finance part of the Ohmstede acquisition, including additional amortization expense related to capitalized debt issuance costs of $0.9 million as a result of repayment of $75.0 million of the term loan debt on December 31, 2007 (prior to the first scheduled principal payment of $0.75 million due March 31, 2008). The reduction in interest expense for 2006 compared to 2005 was due to a reduction in borrowing levels.

Interest income was $13.2 million, $6.2 million and $2.7 million for 2007, 2006 and 2005, respectively. The increase in interest income for 2007 compared to 2006 was primarily related to more cash available to invest combined with higher rates of return. Interest income for 2006 increased $3.5 million compared to 2005 primarily due to increased cash available for investment and higher rates of return on investments.

Minority interest represents the allocation of earnings to our joint venture partners who either have a minority-ownership interest in joint ventures or are not at risk for the majority of losses of the joint venture, which joint ventures have been accounted for by us using the consolidation method of accounting.

The 2007 income tax provision was $77.7 million compared to $29.2 million for 2006 and $8.4 million for 2005. The provision on income before income taxes for 2007, 2006 and 2005 was recorded at an effective income tax rate of approximately 38.5%, 39.5% and 38.3%, respectively, excluding the items discussed below. The increase in the 2007 income tax provision was primarily due to increased income from continuing operations, while the effective income tax rate decreased primarily due to the utilization of net operating loss carryforwards in Canada. The 2006 income tax provision was comprised of: (a) $45.3 million of income tax provision in respect of pre-tax earnings of $114.6 million; (b) $8.4 million of income tax benefit related to the reversal of a valuation allowance based on the determination that sufficient taxable income existed in the past and will continue in the future to realize the related United Kingdom tax assets; (c) a $3.9 million income tax benefit related to the realization of net operating losses for which valuation allowances had previously been recorded in Canada; (d) an income tax benefit of $1.9 million for income tax reserves no longer required based on a current analysis of probable exposures; and (e) income tax benefits related to items aggregating approximately $1.9 million principally due to the deductibility of certain compensation arrangements for income tax purposes. For 2005, the income tax provision was $8.4 million compared to an income tax provision of less than $0.01 million for 2004. Our income tax provision for 2005 was comprised of: (a) $25.9 million of income tax provision in respect of pre-tax earnings of $67.7 million; (b) $5.2 million of income tax provision related to a valuation allowance recorded to reduce deferred tax assets related to net operating losses and other temporary differences with respect to our Canada construction and facilities services segment, since there was uncertainty as to whether the segment would have sufficient taxable income in the future to realize the benefit of such deferred tax assets; and (c) the offset of such income tax provisions by a $22.7 million income tax benefit for income tax reserves no longer required based on a current analysis of probable exposures.

On August 6, 2007, we sold to CBRE our majority ownership interest in a joint venture with it for $8.0 million. This sale followed our purchase, for approximately $0.5 million, of certain of the joint venture's assets. Included in the results of discontinued operations for 2007 was a gain of $1.2 million (net of income tax benefit of $1.8 million) resulting from the sale of our joint venture interest. As of December 31, 2007, $5.5 million of purchase price had been received, and the balance is reflected as a current note receivable on our Consolidated Balance Sheet. On January 31, 2006, we sold a subsidiary that had been part of our United States mechanical construction and facilities services segment. On September 30, 2005, we sold a subsidiary that had been part of our United States facilities services segment. Results of these operations for all periods presented in our consolidated financial statements reflect discontinued operations accounting. Included in the results of discontinued operations for the year ended December 31, 2006 was a loss of $0.6 million (net of income tax benefit of $0.1 million), which relates to the January 2006 sale of the subsidiary that had been part of our United States mechanical construction and facilities services segment. Included in the $0.7 million gain (net of income taxes) from discontinued operations for the year ended December 31, 2005 is a loss of $1.0 million (net of income tax provision of $0.1 million), which relates to the September 2005 sale of a subsidiary that had been part of our United States facilities services segment. An aggregate of $1.7 million and $4.4 million in cash and notes was received as consideration for the sale of subsidiaries in 2006 and 2005. As of December 31, 2006, the notes had been paid in full. We will not have any future involvement with these subsidiaries.

Liquidity and Capital Resources

The following table presents net cash provided by (used in) operating activities, investing activities and financing activities for the years ended December 31, 2007 and 2006 (in millions):

	2007	2006
Net cash provided by operating activities	$ 259.0	$210.0
Net cash used in investing activities	$(526.4)	$ (64.4)
Net cash provided by financing activities	$ 243.7	$ 16.5
Effect of exchange rate changes on cash and cash equivalents	$ 1.5	$ 7.9

Our consolidated cash balance decreased by approximately $22.1 million from $273.7 million at December 31, 2006 to $251.6 million at December 31, 2007. The $259.0 million in net cash provided by operating activities for 2007, which increased $49.0 million when compared to $210.0 million in net cash provided by operating activities in 2006, was primarily due to an increase in working capital as a result of an increase in net over-billings related to an increase in revenues. Net cash used in investing activities of $526.4 million for 2007 increased $462.0 million compared to $64.4 million used in investing activities for 2006 and was primarily due to a $472.3 million increase in payments for the acquisition of Ohmstede and other businesses, identifiable intangible assets and payments pursuant to related earn-out agreements, partially offset by a $3.8 million increase in proceeds from the sale of discontinued operations, a $3.6 million increase in proceeds from sale of property, plant and equipment and a $3.2 million decrease in investment and advances to unconsolidated entities and joint ventures. Net cash provided by financing activities of $243.7 million for 2007 compared to $16.5 million provided by financing activities for 2006 was primarily attributable to the $300.0 million of long-term debt incurred during 2007 to finance part of the Ohmstede acquisition, less the repayment of $75.0 million of the term loan debt on December 31, 2007.

Our consolidated cash and cash equivalents balance increased by approximately $170.0 million to $273.7 million at December 31, 2006 from $103.8 million at December 31, 2005. The increase in net cash provided by operating activities for 2006 compared to 2005 was primarily due to an increase in working capital as a result of an increase in net over-billings related to improved billing and collection practices and settlement of certain large contract claims and disputes. Net cash used in investing activities of $64.4 million for 2006 increased $45.9 million compared to $18.5 million for 2005 primarily due to an increase in the purchase of property, plant and equipment of $7.3 million, of which $3.9 million in purchases of equipment related to the start-up of certain site-based contracts in our United States facilities services segment, a $30.0 million increase in payments for the acquisition of businesses and payments pursuant to related earn-out agreements and an increase in net disbursements from other investing activities, partially offset by $1.7 million of proceeds from the sale of discontinued operations and sale of assets. Net cash provided by financing activities of $16.5 million for 2006 increased $95.0 million compared to net cash used in financing activities of $78.5 million for 2005. This increase was primarily attributable to the absence of net borrowings under the working capital credit line for 2006 compared to borrowings needed in 2005, to an increase in the proceeds from the exercise of stock options of $8.7 million and to the excess tax benefit from share-based compensation of $6.8 million for 2006.

The following is a summary of material contractual obligations and other commercial commitments (in millions):

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Term Loan	$ 225.0	$ 3.0	$222.0	$ —	$ —
Other long-term debt	0.1	0.1	—	—	—
Capital lease obligations	2.2	0.7	1.2	0.2	0.1
Operating leases	200.3	50.0	76.0	40.3	34.0
Open purchase obligations (1)	894.6	735.1	152.8	6.7	—
Other long-term obligations, including current portion (2)	243.6	28.2	193.4	22.0	—
Liabilities related to uncertain income tax positions	12.0	1.7	10.3	—	—
Total Contractual Obligations	$1,577.8	$818.8	$655.7	$69.2	$34.1

	Amount of Commitment Expirations by Period				
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Revolving Credit Facility (3)	$ —	$—	$ —	$ —	$ —
Letters of credit	53.8	—	53.8	—	—
Guarantees	25.0	—	—	—	25.0
Total Commercial Commitments	$ 78.8	$—	$ 53.8	$ —	$25.0

(1) Represents open purchase orders for material and subcontracting costs related to construction and service contracts. These purchase orders are not reflected in EMCOR's consolidated balance sheets and should not impact future cash flows, as amounts will be recovered through customer billings.

(2) Represents primarily insurance related liabilities, a pension plan liability and liabilities for unrecognized income tax benefits, classified as other long-term liabilities in the consolidated balance sheets. Cash payments for insurance related liabilities may be payable beyond three years, but it is not practical to estimate these payments. We provide funding to our pension plans based on at least the minimum funding required by applicable regulations. In determining the minimum required funding, we utilize current actuarial assumptions and exchange rates to forecast estimates of amounts that may be payable for up to five years in the future. In our judgment, minimum funding estimates beyond a five year time horizon cannot be reliably estimated, and therefore, have not been included in the table.

(3) We classify these borrowings as short-term on our consolidated balance sheets because of our intent and ability to repay the amounts on a short-term basis. As of December 31, 2007, there were no borrowings outstanding under the Revolving Credit Facility.

Effective October 17, 2005, we replaced our pre-existing revolving credit facility with an amended and restated $350.0 million revolving credit facility (the "2005 Revolving Credit Facility"). The 2005 Revolving Credit Facility expires on October 17, 2010. It permits us to increase our borrowing to $500.0 million if additional lenders are identified and/or existing lenders are willing to increase their current commitments. We utilized this feature to increase the line of credit under the 2005 Revolving Credit Facility from $350.0 million to $375.0 million on November 29, 2005. We may allocate up to $125.0 million of the borrowing capacity under the 2005 Revolving Credit Facility to letters of credit. The 2005 Revolving Credit Facility is guaranteed by certain of our direct and indirect subsidiaries, is secured by substantially all of our assets and most of the assets of our subsidiaries, and provides for borrowings in the form of revolving loans and letters of credit. The 2005 Revolving Credit Facility contains various covenants requiring, among other things, maintenance of certain financial ratios and certain restrictions with respect to payment of dividends, common stock repurchases, investments, acquisitions, indebtedness and capital expenditures. A commitment fee is payable on the average daily unused amount of the 2005 Revolving Credit Facility. The fee ranges from 0.25% to 0.5% of the unused amount, based on certain financial tests. Borrowings under the 2005 Revolving Credit Facility bear interest at (1) a rate which is the prime commercial lending rate announced by Harris Nesbitt from time to time (7.25% at December 31, 2007) plus 0.0% to 0.5%, based on certain financial tests or (2) United States dollar LIBOR (4.80% at December 31, 2007) plus 1.0% to 2.25%, based on certain financial tests. The interest rates in effect at December 31, 2007 were 7.25% and 5.80% for the prime commercial lending rate and the United States dollar LIBOR, respectively. Letter of credit fees issued under this facility range from 1.0% to 2.25% of the respective face amounts of the letters of credit issued and are charged based on the type of letter of credit issued and certain financial tests. In connection with the replacement of the pre-existing revolving credit facility, $0.4 million of prepaid commitment fees were recorded as interest expense for 2005. As of December 31, 2007 and 2006, we had approximately $53.8 million and $55.6 million of letters of credit outstanding, respectively. There were no borrowings under the 2005 Revolving Credit Facility as of December 31, 2007 and 2006.

On September 19, 2007, we entered into a $300.0 million Term Loan Agreement ("Term Loan"). The proceeds were used to pay a portion of the consideration for the acquisition of Ohmstede and costs and expenses incident thereto. The Term Loan contains financial covenants, representations and warranties and events of default. The Term Loan covenants require, among other things, maintenance of certain financial ratios and certain restrictions with respect to payment of dividends, common stock repurchases, investments, acquisitions, indebtedness and capital expenditures. We are required to make principal payments on the Term Loan in installments on the last day of March, June, September and December of each year, commencing March 2008 in the amount of $0.75 million, together with interest on the then outstanding principal amount. A final payment comprised of all remaining principal and interest is due on October 17, 2010. The Term Loan is secured by substantially all of our assets and substantially all of the assets of substantially all of our U.S. subsidiaries. The Term Loan bears interest at (1) the prime commercial lending rate announced by Bank of Montreal from time to time (7.25% at December 31, 2007) plus 0.0% to 0.5% based on certain financial tests or (2) U.S. dollar LIBOR (4.80% at December 31, 2007) plus 1.0% to 2.25% based on certain financial tests. The interest rate in effect at December 31, 2007 was 6.3%. The outstanding amount under the Term Loan at December 31, 2007 was $225.0 million reflecting a prepayment of $75.0 million on December 31, 2007 and, because of the prepayment, we recorded as interest expense additional amortization expense related to capitalized debt issuance costs of $0.9 million. Based on the $225.0 million borrowings outstanding on the Term Loan, if overall interest rates were to increase by 1.0%, net of tax interest expense would increase approximately $1.3 million in the next twelve months. Conversely, if overall interest rates were to decrease by 1.0%, interest expense, net of income taxes, would decrease by approximately $1.3 million in the next twelve months.

Our Canadian subsidiary, Comstock Canada Ltd., had a credit agreement with a bank providing for an overdraft facility of up to Cdn. $0.5 million that was terminated in November 2007. The facility was secured by a standby letter of credit and provided for interest at the bank's prime rate, which was 6.0% at December 31, 2006. There were no borrowings outstanding under this credit agreement at December 31, 2006.

One of our subsidiaries has guaranteed $25.0 million of borrowings of a venture in which we have a 40% interest; the other venture partner, Baltimore Gas and Electric (a subsidiary of Constellation Energy), has a 60% interest. The venture designs, constructs, owns, operates, leases and maintains facilities to produce chilled water for sale to customers for use in air conditioning commercial properties. These guarantees are not expected to have a material effect on our financial position or results of operations. We and Baltimore Gas and Electric are jointly and severally liable, in the event of default, for the venture's $25.0 million in borrowings.

The terms of our construction contracts frequently require that we obtain from surety companies ("Surety Companies") and provide to our customers payment and performance bonds ("Surety Bonds") as a condition to the award of such contracts. The Surety Bonds secure our payment and performance obligations under such contracts, and we have agreed to indemnify the Surety Companies for amounts, if any, paid by them in respect of Surety Bonds issued on our behalf. In addition, at the request of labor unions representing certain of our employees, Surety Bonds are sometimes provided to secure obligations for wages and benefits payable to or for such employees. Public sector contracts require Surety Bonds more frequently than private sector contracts, and accordingly, our bonding requirements typically increase as the amount of public sector work increases. As of December 31, 2007, based on our percentage-of-completion of our projects covered by Surety Bonds, our aggregate estimated exposure, had there been defaults on all our existing contractual obligations, would have been approximately $1.3 billion. The Surety Bonds are issued by Surety Companies in return for premiums, which vary depending on the size and type of bond.

In recent years there has been a reduction in the aggregate surety bond issuance capacity of Surety Companies due to industry consolidations and significant losses of Surety Companies as a result of providing Surety Bonds to construction companies as well as companies in other industries. Consequently, the availability of Surety Bonds has become more limited and the terms upon which Surety Bonds are available have become more restrictive. We continually monitor our available limits of Surety Bonds and discuss with our current and other Surety Bond providers the amount of Surety Bonds that may be available to us based on our financial strength and the absence of any default by us on any Surety Bond we have previously obtained. However, if we experience changes in our bonding relationships or if there are further changes in the surety industry, we may seek to satisfy certain customer requests for Surety Bonds by posting other forms of collateral in lieu of Surety Bonds such as letters of credit or guarantees by EMCOR Group, Inc., by seeking to convince customers to forego the requirement of a Surety Bond, by increasing our activities in business segments that rarely require Surety Bonds such as the facilities services segment and/or by refraining from bidding for certain projects that require Surety Bonds. There can be no assurance that we will be able to effectuate alternatives to providing Surety Bonds to our customers or to obtain, on favorable terms, sufficient additional work that does not require Surety Bonds to replace projects requiring Surety Bonds that we may decline to pursue. Accordingly, if we were to experience a reduction in the availability of Surety Bonds, we could experience a material adverse effect on our financial position, results of operations and/or cash flow.

We do not have any other material financial guarantees or off-balance sheet arrangements other than those disclosed herein.

Our primary source of liquidity has been, and is expected to continue to be, cash generated by operating activities. We also maintain the 2005 Revolving Credit Facility that may be utilized, among other things, to meet short-term liquidity needs in the event cash generated by operating activities is insufficient or to enable us to seize opportunities to participate in joint ventures or to make acquisitions that may require access to cash on short notice or for any other reason. We may also increase liquidity through an equity offering or issuance of other debt instruments. Short-term changes in macroeconomic trends may have an effect, positively or negatively, on liquidity. In addition to managing borrowings, our focus on the facilities services market is intended to provide an additional buffer against economic downturns inasmuch as the facilities services business is characterized by annual and multi-year contracts that provide a more predictable stream of cash flow than the construction business. Short-term liquidity is also impacted by the type and length of construction contracts in place. During economic downturns, such as the downturn that we experienced from 2001 through 2004 in the commercial construction industry, there were typically fewer small discretionary projects from the private sector, and companies like us aggressively bid more large long-term infrastructure and public sector contracts. Performance of long duration contracts typically requires working capital until initial billing milestones are achieved. While we strive to maintain a net over-billed position with our customers, there can be no assurance that a net over-billed position can be maintained; however, we have been successful during the 2006 and 2007 periods of strong demand for non-residential construction services to substantially increase our net over-billed position. Our net over-billings, defined as the balance sheet accounts "billings in excess of costs and estimated earnings on uncompleted contracts" less "cost and estimated earnings in excess of billings on uncompleted contracts", was $427.5 million and $264.2 million as of December 31, 2007 and 2006, respectively.

Long-term liquidity requirements can be expected to be met through cash generated from operating activities, the 2005 Revolving Credit Facility and, if required, the sale of various secured or unsecured debt and/or equity interests in the public and private markets. Based upon our current credit ratings and financial position, we can reasonably expect to be able (a) to incur long-term debt, such as the Term Loan of $300.0 million borrowed in September 2007 to fund, in part, the purchase of Ohmstede and/or (b) to issue equity. Over the long term, our primary revenue risk factor continues to be the level of demand for non-residential construction services, which is in turn influenced by macroeconomic trends including interest rates and governmental economic policy. In addition to the primary revenue risk factor, our ability to perform work at profitable levels is critical to meeting long-term liquidity requirements.

We believe that current cash balances and borrowing capacity available under the 2005 Revolving Credit Facility or other forms of financing available through debt or equity offerings, combined with cash expected to be generated from operations, will be sufficient to provide short-term and foreseeable long-term liquidity and meet expected capital expenditure requirements. However, we are a party to lawsuits and other proceedings in which other parties seek to recover from us amounts ranging from a few thousand dollars to over $78.0 million. If we were required to pay damages in one or more such proceedings, such payments could have a material adverse effect on our financial position, results of operations and/or cash flows.

Certain Insurance Matters

As of December 31, 2007, we utilized approximately $48.2 million of letters of credit issued pursuant to our 2005 Revolving Credit Facility as collateral for insurance obligations.

New Accounting Pronouncements

On January 1, 2007, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", an interpretation of FASB Statement No. 109, "Accounting for Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the adoption of FIN 48 and recognition of the cumulative effect of adoption of a new accounting principle, we recorded a $0.3 million increase in the liability for unrecognized income tax benefits, with an offsetting reduction in retained earnings. As of December 31, 2007, the liability on the Consolidated Balance Sheets for unrecognized income tax benefits was $8.8 million (of which $5.2 million, if recognized, would favorably affect our effective tax rate). We recognized interest related to uncertain tax positions in the income tax provision. As of December 31, 2007, we had approximately $3.2 million of accrued interest related to uncertain tax positions included in the liability on the Consolidated Balance Sheets, of which approximately $2.0 million was recorded during 2007. It is possible that approximately $1.7 million of income tax liability related to uncertain intercompany transfer pricing items will become a recognized income tax benefit in the next twelve months due to the closing of open tax years. The tax years 2004 to 2007 remain open to examination by United States taxing jurisdictions, and the tax years 2001 to 2007 remain open to examination by foreign taxing jurisdictions.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("Statement 157"). Statement 157 provides guidance for using fair value to measure assets and liabilities. The statement applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The statement does not expand the use of fair value in any new circumstances. Statement 157 is effective for our financial statements beginning with the first quarter of 2008. Early adoption is permitted. However, on February 12, 2008, the FASB issued FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" ("FSP") that amends Statement 157 to delay the effective date for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). The FSP defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008. We have not determined the effect, if any, the adoption of Statement 157 will have on our financial position and results of operations. However, we believe we will likely be required to provide additional disclosures in future financial statements beginning after the effective date of the new standard.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("Statement 159"). Statement 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Statement 159 is effective for our financial statements beginning with the first quarter of 2008. We have determined that there will be no effect in adopting Statement 159 on our financial position and results of operations.

In December 2007, the FASB issued Statement No. 141 (revised 2007), "Business Combinations" ("Statement 141(R)"). Statement 141(R) changes the accounting for acquisitions specifically eliminating the step acquisition model, changing the recognition of contingent consideration from being recognized when it is probable to being recognized at the time of acquisition, disallowing the capitalization of transaction costs and changes when restructurings related to acquisitions can be recognized. The standard is effective for fiscal years beginning on or after December 15, 2008 and will only impact the accounting for acquisitions that are made after adoption.

In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("Statement 160"). This statement is effective for fiscal years beginning on or after December 15, 2008, with earlier adoption prohibited. This statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from our equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51's consolidation procedures for consistency with the requirements of Statement 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. We have not determined the effect, if any, the adoption of Statement 160 will have on our financial position and results of operations.

Application of Critical Accounting Policies

Our consolidated financial statements are based on the application of significant accounting policies, which require management to make significant estimates and assumptions. Our significant accounting policies are described in Note B - Summary of Significant Accounting Policies of the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data of this Form 10-K. We believe that some of the more critical judgment areas in the application of accounting policies that affect our financial condition and results of operations are the impact of changes in the estimates and judgments pertaining to: (a) revenue recognition from (i) long-term construction contracts for which the percentage-of-completion method of accounting is used and (ii) services contracts; (b) collectibility or valuation of accounts receivable; (c) insurance liabilities; (d) income taxes; and (e) goodwill and intangible assets.

Revenue Recognition from Long-term Construction Contracts and Services Contracts

We believe our most critical accounting policy is revenue recognition from long-term construction contracts for which we use the percentage-of-completion method of accounting. Percentage-of-completion accounting is the prescribed method of accounting for long-term contracts in accordance with accounting principles generally accepted in the United States, Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts", and, accordingly, is the method used for revenue recognition within our industry. Percentage-of-completion for each contract is measured principally by the ratio of costs incurred to date to perform each contract to the estimated total costs to perform such contract at completion. Certain of our electrical contracting business units measure percentage-of-completion by the percentage of labor costs incurred to date to perform each contract to the estimated total labor costs to perform such contract at completion. Provisions for the entirety of estimated losses on uncompleted contracts are made in the period in which such losses are determined. Application of percentage-of-completion accounting results in the recognition of costs and estimated earnings in excess of billings on uncompleted contracts in our consolidated balance sheets. Costs and estimated earnings in excess of billings on uncompleted contracts reflected in the consolidated balance sheets arise when revenues have been recognized but the amounts cannot be billed under the terms of contracts. Such amounts are recoverable from customers based upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of a contract.

Costs and estimated earnings in excess of billings on uncompleted contracts also include amounts we seek or will seek to collect from customers or others for errors or changes in contract specifications or design, contract change orders in dispute or unapproved as to both scope and price or other customer-related causes of unanticipated additional contract costs (claims and unapproved change orders). Such amounts are recorded at estimated net realizable value and take into account factors that may affect our ability to bill unbilled revenues and collect amounts after billing. No profit is recognized in connection with claim amounts. As of December 31, 2007 and 2006, costs and estimated earnings in excess of billings on uncompleted contracts included unbilled revenues for unapproved change orders of approximately $31.3 million and $48.2 million, respectively, and claims of approximately $21.3 million and $22.4 million, respectively. In addition, accounts receivable as of December 31, 2007 and 2006 included claims of approximately $4.8 million and $6.7 million, respectively, plus unapproved change orders and contractually billed amounts related to such contracts of approximately $60.5 million and $76.9 million, respectively. Generally, contractually billed amounts will not be paid by the customer to us until final resolution of related claims. Due to uncertainties inherent in estimates employed in applying percentage-of-completion accounting, estimates may be revised as project work progresses. Application of percentage-of-completion accounting requires that the impact of revised estimates be reported prospectively in the consolidated financial statements. In addition to revenue recognition for long-term construction contracts, we recognize revenues from services contracts as such contracts are performed in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition, revised and updated" ("SAB 104"). There are two basic types of services contracts: (a) fixed price facilities services contracts which are signed in advance for maintenance, repair and retrofit work over periods typically ranging from one to three years (pursuant to which our employees may be at a customer's site full time) and (b) services contracts which may or may not be signed in advance for similar maintenance, repair and retrofit work on an as needed basis (frequently referred to as time and material work). Fixed price facilities services contracts are generally performed over the contract period, and accordingly, revenue is recognized on a pro-rata basis over the life of the contract. Revenues derived from other services contracts are recognized when the services are performed in accordance with SAB 104. Expenses related to all services contracts are recognized as incurred.

Accounts Receivable

We are required to estimate the collectibility of accounts receivable. A considerable amount of judgment is required in assessing the likelihood of realization of receivables. Relevant assessment factors include the creditworthiness of the customer, our prior collection history with the customer and related aging of past due balances. The provision for doubtful accounts during 2007, 2006 and 2005 amounted to approximately $5.0 million, $1.1 million and $8.5 million, respectively. At December 31, 2007 and 2006, our accounts receivable of $1,430.1 million and $1,184.4 million, respectively, included allowances for doubtful accounts of $27.0 million and $25.0 million, respectively. Specific accounts receivable are evaluated when we believe a customer may not be able to meet its financial obligations due to a deterioration of its financial condition or its credit ratings. The allowance requirements are based on the best facts available and are re-evaluated and adjusted on a regular basis and as additional information is received.

Insurance Liabilities

We have loss payment deductibles for certain workers' compensation, auto liability, general liability and property claims, have self-insured retentions for certain other casualty claims, and are self-insured for employee-related health care claims. Losses are recorded based upon estimates of our liability for claims incurred and for claims incurred but not reported. The liabilities are derived from known facts, historical trends and industry averages utilizing the assistance of an actuary to determine the best estimate of these obligations. We believe the liabilities recognized on our balance sheets for these obligations are adequate. However, such obligations are difficult to assess and estimate due to numerous factors, including severity of injury, determination of liability in proportion to other parties, timely reporting of occurrences and effectiveness of safety and risk management programs. Therefore, if our actual experience differs from the assumptions and estimates used for recording the liabilities, adjustments may be required and will be recorded in the period that the experience becomes known.

Income Taxes

We have net deferred tax liabilities resulting from non-deductible temporary differences of $25.0 million at December 31, 2007 and net deferred tax assets resulting from deductible temporary differences of $28.2 million at December 31, 2006, respectively, which will impact our taxable income in future periods. The change during 2007 in the deductible temporary differences primarily related to non-deductible goodwill and identifiable intangible assets from the Ohmstede acquisition and other items reflected as temporary differences. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. As of December 31, 2007 and 2006, the total valuation allowance on gross deferred tax assets was approximately $8.6 million and $12.9 million, respectively, the decrease in which was attributable to a capital gain recognized on the sale of our interest in the CBRE joint venture. The tax benefit of this sale was recorded in results from discontinued operations in the Condensed Consolidated Statement of Operations.

Goodwill and Identifiable Intangible Assets

As of December 31, 2007, we had $563.9 million and $252.1 million, respectively, of goodwill and net identifiable intangible assets (primarily based on the market values of our contract backlog, developed technology, customer relationships, non-competition agreements and trade names), primarily arising out of the acquisition of companies. As of December 31, 2006, goodwill and net identifiable intangible assets were $288.2 million and $38.3 million, respectively. The increases in the goodwill and net identifiable intangible assets (net of accumulated amortization) since December 31, 2006 were related to the acquisition of five companies during 2007, pending completion of final valuation and purchase price adjustments. During 2007, the purchase price accounting for our acquisition of a United States mechanical construction company in October 2006 was finalized. As a result, identifiable intangible assets ascribed to its goodwill, backlog and customer relationships and to a non-competition agreement were adjusted with an insignificant impact. The determination of related estimated useful lives for identifiable intangible assets and whether those assets are impaired involves significant judgments based upon short and long-term projections of future performance. These forecasts reflect assumptions regarding the ability to successfully integrate acquired companies. FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("Statement 142") requires that goodwill and other intangible assets with indefinite useful lives not be amortized, but instead must be tested at least annually for impairment (which we test each October 1), and be written down if impaired, rather than amortized as previous standards required. Furthermore, Statement 142 requires that identifiable intangible assets with finite lives be amortized over their useful lives. Changes in strategy and/or market conditions may result in adjustments to recorded intangible asset balances. As of December 31, 2007, no indicators of impairment of our goodwill or indefinite lived intangible assets resulted from our annual impairment review, which was performed in accordance with the provisions of Statement 142. See Note B - Summary of Significant Accounting Policies of the notes to consolidated financial statements for additional discussion of the provisions of Statement 142.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of December 31, 2007, we did not have any derivative instruments. We have not used any material derivative financial instruments during the year ended December 31, 2006, including trading or speculating on changes in interest rates or commodity prices of materials used in our business.

We are exposed to market risk for changes in interest rates for borrowings under the 2005 Revolving Credit Facility and the Term Loan. Borrowings under the 2005 Revolving Credit Facility and the Term Loan bear interest at variable rates, and the fair value of borrowings are not affected by changes in market interest rates. As of December 31, 2007, there were no borrowings outstanding under the 2005 Revolving Credit Facility and the balance on the Term Loan was $225.0 million. For further information on borrowing rates, refer to the Liquidity and Capital Resources discussion in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

We are also exposed to construction market risk and its potential related impact on accounts receivable or costs and estimated earnings in excess of billings on uncompleted contracts. The amounts recorded may be at risk if our customers' ability to pay these obligations is negatively impacted by economic conditions. We continually monitor the creditworthiness of our customers and maintain on-going discussions with customers regarding contract status with respect to change orders and billing terms. Therefore, we believe we take appropriate action to manage market and other risks, but there is no assurance that we will be able to reasonably identify all risks with respect to collectibility of these assets. See also the previous discussion of Accounts Receivable under Application of Critical Accounting Policies in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Amounts invested in our foreign operations are translated into U.S. dollars at the exchange rates in effect at year end. The resulting translation adjustments are recorded as accumulated other comprehensive income (loss), a component of stockholders' equity, in our consolidated balance sheets. We believe the exposure to the effects that fluctuating foreign currencies may have on our consolidated results of operations is limited because the foreign operations primarily invoice customers and collect obligations in their respective local currencies. Additionally, expenses associated with these transactions are generally contracted and paid for in their same local currencies.

In addition, we are exposed to market risk of fluctuations in certain commodity prices of materials, such as copper and steel, which are used as components of supplies or materials utilized in both our construction and facilities services operations. We are also exposed to increases in energy prices, particularly as they relate to gasoline prices for our fleet of over 7,500 vehicles. While we believe we can increase our prices to adjust for some price increases in commodities, there can be no assurance that continued price increases of commodities, if they were to occur, would be recoverable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

EMCOR Group, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS (In thousands, except share and per share data)

	December 31, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 251,637	$ 273,735
Accounts receivable, less allowance for doubtful accounts of $26,995 and $25,021, respectively	1,430,052	1,184,418
Costs and estimated earnings in excess of billings on uncompleted contracts	144,919	147,848
Inventories	52,247	18,015
Prepaid expenses and other	56,935	38,397
Total current assets	1,935,790	1,662,413
Investments, notes and other long-term receivables	22,669	29,630
Property, plant and equipment, net	83,963	52,780
Goodwill	563,918	288,165
Identifiable intangible assets, less accumulated amortization of $31,143 and $14,131, respectively	252,146	38,251
Other assets	13,157	17,784
Total assets	$2,871,643	$2,089,023
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Borrowings under working capital credit line	$ —	$ —
Current maturities of long-term debt and capital lease obligations	3,791	659
Accounts payable	537,314	496,407
Billings in excess of costs and estimated earnings on uncompleted contracts	572,431	412,069
Accrued payroll and benefits	211,849	177,490
Other accrued expenses and liabilities	188,838	121,723
Total current liabilities	1,514,223	1,208,348
Long-term debt and capital lease obligations	223,453	1,239
Other long-term obligations	248,926	169,127
Total liabilities	1,986,602	1,378,714
Stockholders' equity:		
Preferred stock, $0.01 par value, 1,000,000 shares authorized, zero issued and outstanding	—	—
Common stock, $0.01 par value, 200,000,000 shares authorized, 67,821,782 and 67,296,072 shares issued, respectively	678	673
Capital surplus	387,288	354,905
Accumulated other comprehensive loss	(15,102)	(28,189)
Retained earnings	526,307	399,804
Treasury stock, at cost 2,625,497 and 3,640,092 shares, respectively	(14,130)	(16,884)
Total stockholders' equity	885,041	710,309
Total liabilities and stockholders' equity	$2,871,643	$2,089,023

The accompanying notes to consolidated financial statements are an integral part of these statements.

EMCOR Group, Inc.
and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS
For The Years Ended December 31,
(In thousands, except per share data)

	2007	2006	2005
Revenues	$5,927,152	$4,901,783	$4,592,990
Cost of sales	5,224,330	4,349,383	4,107,857
Gross profit	702,822	552,400	485,133
Selling, general and administrative expenses	502,654	439,006	408,713
Restructuring expenses	343	1,622	1,749
Operating income	199,825	111,772	74,671
Interest expense	(9,240)	(2,340)	(8,315)
Interest income	13,215	6,235	2,729
Minority interest	(2,051)	(1,071)	(1,409)
Income from continuing operations before income taxes	201,749	114,596	67,676
Income tax provision	77,706	29,196	8,363
Income from continuing operations	124,043	85,400	59,313
Income from discontinued operations, net of income taxes	2,765	1,234	729
Net income	$ 126,808	$ 86,634	$ 60,042
Net income per common share - Basic			
From continuing operations	$ 1.93	$ 1.35	$ 0.95
From discontinued operations	0.04	0.02	0.01
	$ 1.97	$ 1.37	$ 0.96
Net income per common share - Diluted			
From continuing operations	$ 1.86	$ 1.30	$ 0.93
From discontinued operations	0.04	0.02	0.01
	$ 1.90	$ 1.32	$ 0.94

The accompanying notes to consolidated financial statements are an integral part of these statements.

EMCOR Group, Inc.
and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Years Ended December 31,
(In thousands)

	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 126,808	$ 86,634	$ 60,042
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	20,659	17,059	19,439
Amortization of identifiable intangible assets	17,012	4,251	3,192
Provisions for doubtful accounts	5,025	1,112	8,457
Minority interest	2,051	1,071	1,409
Deferred income taxes	(23,313)	(6,169)	5,002
(Gain) loss on sale of discontinued operations	(1,183)	620	1,250
(Gain) loss on sale of property, plant and equipment	(221)	(360)	263
Excess tax benefits from share-based compensation	(13,392)	(6,768)	—
Equity income from unconsolidated entities	(5,164)	(4,306)	(2,066)
Impairment charge on equity investment	5,510	—	—
Non-cash expense for amortization of debt issuance costs	1,961	786	2,589
Non-cash compensation expense	7,054	5,868	—
Distributions from unconsolidated entities	8,199	9,660	616
	151,006	109,458	100,193
Changes in operating assets and liabilities excluding effect of businesses acquired:			
(Increase) decrease in accounts receivable	(179,359)	(101,322)	9,998
Decrease in inventories and contracts in progress, net	148,688	100,612	28,409
Increase (decrease) in accounts payable	16,340	31,359	(8,107)
Increase in accrued payroll and benefits and other accrued expenses and liabilities	104,098	42,833	14,814
Changes in other assets and liabilities, net	18,248	27,048	101
Net cash provided by operating activities	259,021	209,988	145,408
Cash flows from investing activities:			
Proceeds from sale of discontinued operations	5,494	1,661	4,413
Proceeds from sale of property, plant and equipment	4,305	714	3,577
Purchase of property, plant and equipment	(21,501)	(19,733)	(12,445)
Investment in and advances to unconsolidated entities and joint ventures	(1,534)	(4,752)	(3,449)
Payments for acquisitions of businesses, net of cash acquired, identifiable intangible assets and related earn-out agreements	(513,064)	(40,732)	(10,690)
Net (disbursements) proceeds for other investments	(50)	(1,573)	58
Net cash used in investing activities	(526,350)	(64,415)	(18,536)
Cash flows from financing activities:			
Proceeds from working capital credit line	—	149,500	899,552
Repayments of working capital credit line	—	(149,500)	(979,552)
Borrowings for long-term debt	300,000	2,420	—
Repayments for long-term debt and debt issuance costs	(79,301)	(2,475)	(89)
Repayments for capital lease obligations	(655)	(615)	(182)
Proceeds from exercise of stock options	10,310	10,400	1,742
Excess tax benefits from share-based compensation	13,392	6,768	—
Net cash provided by (used in) financing activities	243,746	16,498	(78,529)
Effect of exchange rate changes on cash and cash equivalents	1,485	7,879	(3,667)
(Decrease) increase in cash and cash equivalents	(22,098)	169,950	44,676
Cash and cash equivalents at beginning of year	273,735	103,785	59,109
Cash and cash equivalents at end of year	$ 251,637	$ 273,735	$ 103,785

The accompanying notes to consolidated financial statements are an integral part of these statements.

EMCOR Group, Inc.
and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands)

	Total Stock-holders' equity	Common stock	Capital surplus	Accumulated other comprehensive (loss) income (1)	Retained earnings	Treasury stock	Comprehensive income
Balance, December 31, 2004	$562,361	$652	$317,633	$ 7,699	$253,128	$(16,751)	
Net income	60,042	—	—	—	60,042	—	$ 60,042
Foreign currency translation adjustments	(1,174)	—	—	(1,174)	—	—	(1,174)
Pension plan additional minimum liability, net of tax benefit of $0.	(11,895)	—	—	(11,895)	—	—	(11,895)
Comprehensive income							$ 46,973
Issuance of treasury stock for restricted stock units (2)	—	—	(540)	—	—	540	
Treasury stock, at cost (3)	(871)	—	—	—	—	(871)	
Common stock issued under stock option plans, net (4)	5,615	14	6,448	—	—	(847)	
Value of restricted stock units	1,358	—	1,358	—	—	—	
Balance, December 31, 2005	615,436	666	324,899	(5,370)	313,170	(17,929)	
Net income	86,634	—	—	—	86,634	—	$ 86,634
Foreign currency translation adjustments	7,270	—	—	7,270	—	—	7,270
Pension plan reduction of minimum liability, net of tax provision of $0.4 million	880	—	—	880	—	—	880
Comprehensive income							$ 94,784
Effect of adopting Statement 158, net of tax benefit of $13.4 million	(30,969)	—	—	(30,969)	—	—	
Issuance of treasury stock for restricted stock units (2)	—	—	(551)	—	—	551	
Treasury stock, at cost (3)	(1,587)	—	—	—	—	(1,587)	
Common stock issued under stock option plans, net (4)	25,539	7	23,451	—	—	2,081	
Value of restricted stock units	1,238	—	1,238	—	—	—	
Share-based compensation expense	5,868	—	5,868	—	—	—	
Balance, December 31, 2006	710,309	673	354,905	(28,189)	399,804	(16,884)	
Net income	126,808	—	—	—	126,808	—	$126,808
Foreign currency translation adjustments	9,392	—	—	9,392	—	—	9,392
Pension adjustment, net of tax benefit of $1.4 million	3,695	—	—	3,695	—	—	3,695
Comprehensive income							$139,895
Effect of adopting FIN 48	(305)	—	—	—	(305)	—	
Issuance of treasury stock for restricted stock units (2)	—	—	(311)	—	—	311	
Treasury stock, at cost (3)	(1,118)	—	—	—	—	(1,118)	
Common stock issued under stock option plans, net (4)	29,206	5	25,640	—	—	3,561	
Share-based compensation expense	7,054	—	7,054	—	—	—	
Balance, December 31, 2007	$885,041	$678	$387,288	$(15,102)	$526,307	$(14,130)	

(1) As of December 31, 2007, represents cumulative foreign currency translation and pension liability adjustments of $28.2 million and $(43.3) million, respectively. As of December 31, 2006, represents cumulative foreign currency translation and pension liability adjustments of $18.8 million and $(47.0) million, respectively. As of December 31, 2005, represents cumulative foreign currency translation and net of tax minimum pension liability adjustments of $11.5 million and $(16.9) million, respectively.

(2) Represents common stock transferred at cost from treasury stock upon the vesting of restricted stock units.

(3) Represents value of shares of common stock withheld by EMCOR for income tax withholding requirements upon the vesting of restricted stock units.

(4) Includes the tax benefit of stock option exercises of $15.2 million in 2007, $13.4 million in 2006 and $3.9 million in 2005. The 2006 amount includes an adjustment for stock option exercises of $4.5 million from prior periods.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — NATURE OF OPERATIONS

References to the "Company," "EMCOR," "we," "us," "our" and words of similar import refer to EMCOR Group, Inc. and its consolidated subsidiaries unless the context indicates otherwise.

We are one of the largest electrical and mechanical construction and facilities services firms in the United States, Canada, the United Kingdom and in the world. We specialize principally in providing construction services relating to electrical and mechanical systems in facilities of all types and in providing comprehensive services for the operation, maintenance and management of substantially all aspects of such facilities, commonly referred to as "facilities services." We design, integrate, install, start-up, operate and maintain various electrical and mechanical systems, including: (a) electric power transmission and distribution systems; (b) premises electrical and lighting systems; (c) low-voltage systems, such as fire alarm, security and process control systems; (d) voice and data communication systems; (e) roadway and transit lighting and fiber optic lines; (f) heating, ventilation, air conditioning, refrigeration and clean-room process ventilation systems; (g) fire protection systems; (h) plumbing, process and high-purity piping systems; (i) water and wastewater treatment systems; and (j) central plant heating and cooling systems. We provide electrical and mechanical construction services and facilities services directly to corporations, municipalities and other governmental entities, owners/developers and tenants of buildings. We also provide these services indirectly by acting as a subcontractor to general contractors, systems suppliers and other subcontractors. Electrical and mechanical construction services generally fall into one of two categories: (a) large installation projects with contracts often in the multi-million dollar range that involve construction of industrial and commercial buildings and institutional and public works facilities or the fit-out of large blocks of space within commercial buildings and (b) smaller installation projects typically involving fit-out, renovation and retrofit work. Our facilities services businesses, which support the operation of a customer's facilities, include industrial maintenance and services, commercial and government site-based operations and maintenance, military base operations support services, mobile maintenance and services, facilities management, installation and support for building systems, technical consulting and diagnostic services, small modification and retrofit projects, program development, management and maintenance for energy systems. These services are provided to a wide range of commercial, industrial, utility and institutional facilities including those at which we provided construction services.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated. All investments over which we exercise significant influence, but do not control (a 20% to 50% ownership interest), are accounted for using the equity method of accounting. Additionally, we participate in a joint venture with another company, and we have consolidated this joint venture as we have determined that through our participation we have a variable interest and are the primary beneficiary as defined by FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities".

Minority interest represents the allocation of earnings to our joint venture partners who either have a minority-ownership interest in joint ventures or are not at risk for the majority of losses of the joint venture, which joint ventures have been accounted for by us using the consolidation method of accounting.

On July 9, 2007 and February 10, 2006, we effected 2-for-1 stock splits in the form of stock distributions of one common share for each common share owned on the respective record dates of June 20, 2007 and January 30, 2006. The capital stock accounts, all share data and earnings per share data give effect to the stock splits, applied retroactively, to all periods presented. See Note I - Common Stock of the notes to consolidated financial statements for additional information.

The results of operations for all years presented reflect discontinued operations accounting due to the sale of an ownership interest in a consolidated joint venture in 2007 and the sales of subsidiaries in each of 2006 and 2005.

The results of operations of acquisitions in 2007 and 2006 have been included in the results of operations from the date of the respective acquisition by us.

Principles of Preparation

The preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the United States, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Reclassifications of prior years data have been made in the accompanying consolidated financial statements where appropriate to conform to the current presentation.

Revenue Recognition

Revenues from long-term construction contracts are recognized on the percentage-of-completion method. Percentage-of-completion is measured principally by the percentage of costs incurred to date for each contract to the estimated total costs for such contract at completion. Certain of our electrical contracting business units measure percentage-of-completion by the percentage of labor costs incurred to date for each contract to the estimated total labor costs for such contract. Revenues from services contracts are recognized as services are provided. There are two basic types of services contracts (a) fixed price facilities services contracts which are signed in advance for maintenance, repair and retrofit work over periods typically ranging from one to three years (pursuant to which our employees may be at a customer's site full time) and (b) services contracts which may or may not be signed in advance for similar maintenance, repair and retrofit work on an as needed basis (frequently referred to as time and material work). Fixed price facilities services contracts are generally performed over the contract period, and, accordingly, revenue is recognized on a pro-rata basis over the life of the contract. Revenues derived from other services contracts are recognized when the services are performed in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition, revised and updated" ("SAB 104"). Expenses related to all services contracts are recognized as incurred. Provisions for estimated losses on uncompleted long-term contracts are made in the period in which such losses are determined. In the case of customer change orders for uncompleted long-term construction contracts, estimated recoveries are included for work performed in forecasting ultimate profitability on certain contracts. Due to uncertainties inherent in the estimation process, it is reasonably possible that completion costs, including those arising from contract penalty provisions and final contract settlements, will be revised in the near-term. Such revisions to costs and income are recognized in the period in which the revisions are determined.

Our industrial maintenance and services business recognizes revenue associated with the engineering, manufacturing and repairing of shell and tube heat exchangers in accordance with SAB 104 when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, price to the buyer is fixed and determinable and collectibility is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership, which is generally on the date of shipment. Costs related to this work are included in inventory until the product is shipped. These costs include all direct material, labor and subcontracting costs and indirect costs related to performance such as, supplies, tools and repairs. Revenues from field service contracts are recognized as services are provided, the duration of which generally does not exceed one month.

Costs and estimated earnings on uncompleted contracts

Costs and estimated earnings in excess of billings on uncompleted contracts arise in the consolidated balance sheets when revenues have been recognized but the amounts cannot be billed under the terms of the contracts. Such amounts are recoverable from customers based upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of the contract. Also included in costs and estimated earnings on uncompleted contracts are amounts we seek or will seek to collect from customers or others for errors or changes in contract specifications or design, contract change orders in dispute or unapproved as to scope and price or other customer-related causes of unanticipated additional contract costs (claims and unapproved change orders). Such amounts are recorded at estimated net realizable value when realization is probable and can be reasonably estimated. No profit is recognized on construction costs incurred in connection with claim amounts. Claims and unapproved change orders made by us involve negotiation and, in certain cases, litigation. In the event litigation costs are incurred by us in connection with claims or unapproved change orders, such litigation costs are expensed as incurred, although we may seek to recover these costs. We believe that we have established legal bases for pursuing recovery of our recorded unapproved change orders and claims, and it is management's intention to pursue and litigate such claims, if necessary, until a decision or settlement is reached. Unapproved change orders and claims also involve the use of estimates, and it is reasonably possible that revisions to the estimated recoverable amounts of recorded claims and unapproved change orders may be made in the near term. If we do not successfully resolve these matters, a net expense (recorded as a reduction in revenues) may be required, in addition to amounts that have been previously provided for. Claims against us are recognized when a loss is considered probable and amounts are reasonably determinable.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Costs and estimated earnings on uncompleted contracts and related amounts billed as of December 31, 2007 and 2006 were as follows (in thousands):

	2007	2006
Costs incurred on uncompleted contracts	$ 9,186,361	$7,983,614
Estimated earnings	675,000	519,164
	9,861,361	8,502,778
Less: billings to date	10,288,873	8,766,999
	$ (427,512)	$ (264,221)

Such amounts were included in the accompanying Consolidated Balance Sheets at December 31, 2007 and 2006 under the following captions (in thousands):

	2007	2006
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 144,919	$ 147,848
Billings in excess of costs and estimated earnings on uncompleted contracts	(572,431)	(412,069)
	$(427,512)	$(264,221)

As of December 31, 2007 and 2006, costs and estimated earnings in excess of billings on uncompleted contracts included unbilled revenues for unapproved change orders of approximately $31.3 million and $48.2 million, respectively, and claims of approximately $21.3 million and $22.4 million, respectively. In addition, accounts receivable as of December 31, 2007 and 2006 included claims of approximately $4.8 million and $6.7 million, respectively, plus unapproved change orders and contractually billed amounts related to such contracts of $60.5 million and $76.9 million, respectively. Generally, contractually billed amounts will not be paid by the customer to us until final resolution of related claims. Included in the claims amount is approximately $8.1 million and $8.2 million as of December 31, 2007 and 2006, respectively, related to projects of our Poole & Kent subsidiary, which projects had commenced prior to our acquisition of Poole & Kent in 1999. The Poole & Kent claims amount principally relate to a civil action in which Poole & Kent is a participant.

Classification of Contract Amounts

In accordance with industry practice, we classify as current all assets and liabilities related to the performance of long-term contracts. The contracting cycle for certain long-term contracts may extend beyond one year, and, accordingly, collection or payment of amounts related to these contracts may extend beyond one year. Accounts receivable at December 31, 2007 and 2006 included $249.0 million and $216.1 million, respectively, of retainage billed under terms of these contracts. We estimate that approximately 82% of retainage recorded at December 31, 2007 will be collected during 2008. Accounts payable at December 31, 2007 and 2006 included $43.9 million and $43.7 million, respectively, of retainage withheld under terms of the contracts. We estimate that approximately 87% of retainage withheld at December 31, 2007 will be paid during 2008. Specific accounts receivable are evaluated when we believe a customer may not be able to meet its financial obligations. The allowance for doubtful accounts requirements are re-evaluated and adjusted on a regular basis and as additional information is received.

Cash and cash equivalents

For purposes of the consolidated financial statements, we consider all highly liquid instruments with original maturities of three months or less to be cash equivalents. We maintain a centralized cash management system whereby our excess cash balances are invested in high quality, short-term money market instruments, which are considered cash equivalents. At times, cash balances in our bank accounts may exceed federally insured limits.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally using the average cost method. Inventories as of December 31, 2007 and 2006 consist of the following amounts (in thousands):

	2007	2006
Raw materials and construction materials	$21,116	$18,676
Work in progress	32,515	—
Reserve for obsolescence	(1,384)	(661)
	$52,247	$18,015

The 2007 work in process inventories are attributable to the acquisition of FR X Ohmstede Acquisition Co. ("Ohmstede") on September 19, 2007.

Investments, notes and other long-term receivables

Investments, notes and other long-term receivables were $22.7 million and $29.6 million at December 31, 2007 and 2006, respectively, and primarily consist of investments in joint ventures accounted for using the equity method of accounting. Included as investments, notes and other long-term receivables were investments of $11.3 million and $16.7 million as of December 31, 2007 and 2006, respectively, relating to a venture with Baltimore Gas & Electric (a subsidiary of Constellation Energy). This joint venture designs, constructs, owns, operates, leases and maintains facilities to produce chilled water for use in air conditioning commercial properties. During 2007, we recognized a $5.5 million impairment charge related to an other-than-temporary decline in fair value of our investment in this joint venture, which has been reflected as a component of cost of sales.

Property, plant and equipment

Property, plant and equipment is stated at cost. Depreciation, including amortization of assets under capital leases, is recorded principally using the straight-line method over estimated useful lives of 3 to 10 years for machinery and equipment, 3 to 5 years for vehicles, furniture and fixtures and computer hardware/software and 25 years for buildings. Leasehold improvements are amortized over the shorter of the remaining life of the lease term or the expected service life of the improvement. As events and circumstances indicate, we review the carrying amount of property, plant and equipment for impairment. In performing this review for recoverability, long-lived assets are assessed for possible impairment by comparing their carrying values to their undiscounted net pre-tax cash flows expected to result from the use of the asset. Impaired assets are written down to their fair values, generally determined based on their estimated future discounted cash flows. Through December 31, 2007, no material adjustment for the impairment of property, plant and equipment carrying value has been required.

Property, plant and equipment in the accompanying Consolidated Balance Sheets consisted of the following amounts as of December 31, 2007 and 2006 (in thousands):

	2007	2006
Machinery and equipment	$ 64,340	$ 43,723
Vehicles	33,095	31,047
Furniture and fixtures	18,873	19,640
Computer hardware/software	66,928	63,047
Land, buildings and leasehold improvements	60,790	46,693
	244,026	204,150
Accumulated depreciation and amortization	(160,063)	(151,370)
	$ 83,963	$ 52,780

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Goodwill and Identifiable intangible assets

Goodwill at December 31, 2007 and 2006 was approximately $563.9 million and $288.2 million, respectively, and reflects the excess of cost over fair market value of net identifiable assets of companies acquired. Goodwill attributable to companies acquired in 2007 has been preliminarily valued at $274.7 million. We have adopted the following accounting standards issued by the Financial Accounting Standards Board ("FASB"): Statement No. 141, "Business Combinations" ("Statement 141") and Statement No. 142, "Goodwill and Other Intangible Assets" ("Statement 142"). Statement 141 requires that all business combinations be accounted for using the purchase method of accounting and that certain intangible assets acquired in a business combination be recognized as assets apart from goodwill. Statement 142 requires that goodwill and other identifiable intangible assets with indefinite useful lives not be amortized, but instead must be tested at least annually for impairment (which we test each October 1), and be written down if impaired, rather than amortized as previous standards required. Furthermore, Statement 142 requires identifiable intangible assets with finite lives be amortized over their useful lives. Statement 142 requires that goodwill be allocated to the reporting units. The fair value of the reporting unit is compared to the carrying amount on an annual basis to determine if there is a potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than the carrying value. The fair value for goodwill is determined based on discounted estimated future cash flows. Our annual impairment review is performed in accordance with the provisions of Statement 142.

The changes in the carrying amount of goodwill during the years ended December 31, 2007 and 2006 were as follows (in thousands):

	2007	2006
Balance at beginning of period	$288,165	$283,412
Earn-out payments/accruals on prior year acquisitions	3,000	3,502
Goodwill recorded for acquisition of businesses	274,693	1,890
Goodwill allocated to the sale of assets and other items, net	(1,940)	(639)
Balance at end of period	$563,918	$288,165

As of December 31, 2007, there are remaining contingent payments of approximately $20.3 million related to earn-out payments in connection with acquisitions.

Identifiable intangible assets at December 31, 2007 are comprised of $28.9 million of contract backlog, $85.4 million of developed technology, $76.7 million of customer relationships, $7.3 million of non-competition agreements and $85.1 million of trade names, all acquired as a result of acquisitions in 2002, 2005, 2006 and 2007. Identifiable intangible assets at December 31, 2006 were comprised of $14.7 million of contract backlog, $21.9 million of customer relationships, $2.1 million of non-competition agreements and $13.8 million of trade names, all acquired as a result of acquisitions in 2002, 2005 and 2006. Identifiable intangible assets attributable to companies acquired in 2007 have been preliminarily valued at $231.7 million. The $85.1 million attributable to trade names is not being amortized as trade names have indefinite lives, but are subject to an annual review for impairment in accordance with Statement 142. See Note C - Acquisitions of Businesses of the notes to consolidated financial statements for additional information. Except for Ohmstede's contract backlog, which is being expensed in a manner consistent with its expected revenue recognition, the identifiable intangible amounts are subject to amortization on a straight-line method. The amortization periods range from 4 months to 6 years for contract backlog, 20 years for developed technology, 5 to 20 years for customer relationships and 3 to 7 years for non-competition agreements. The contract backlog, developed technology customer relationships and non-competition agreements are presented in the consolidated balance sheets net of accumulated amortization of $31.1 million and $14.1 million at December 31, 2007 and 2006, respectively. The following table presents the estimated future amortization expense of identifiable intangible assets in the following years (in thousands):

2008	$ 20,736
2009	12,540
2010	10,500
2011	9,362
2012	8,968
Thereafter	105,061
	$167,167

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Insurance Liabilities

Our insurance liabilities are determined actuarially based on claims filed and an estimate of claims incurred but not yet reported. At December 31, 2007 and 2006, the estimated current portion of undiscounted insurance liabilities of $18.9 million and $16.5 million, respectively, were included in "Other accrued expenses and liabilities" in the accompanying Consolidated Balance Sheets. The estimated non-current portion of the undiscounted insurance liabilities included in "Other long-term obligations" at December 31, 2007 and 2006 were $89.9 million and $80.9 million, respectively.

Fair Value of Financial Instruments

The carrying values of our financial instruments, which include accounts receivable and other financing commitments, approximate their fair values due primarily to their short-term maturities. The carrying value of our term loan approximates the fair value due to the variable rate on such debt.

Foreign Operations

The financial statements and transactions of our foreign subsidiaries are maintained in their functional currency and translated into U.S. dollars in accordance with FASB Statement No. 52, "Foreign Currency Translation". Translation adjustments have been recorded as "Accumulated other comprehensive loss", a separate component of "Stockholders' equity".

Income Taxes

We account for income taxes in accordance with the provisions of FASB Statement No. 109, "Accounting for Income Taxes" ("Statement 109"). Statement 109 requires an asset and liability approach which requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized.

Derivatives and Hedging Activities

As of December 31, 2007, we did not have any derivative instruments. As of December 31, 2006, we did not have any material derivative instruments.

Valuation of Share-Based Compensation Plans

We have various types of share-based compensation plans and programs, which are administered by our Board of Directors or its Compensation and Personnel Committee. See Note J - Stock Options and Stock Plans for additional information regarding the share-based compensation plans and programs.

On January 1, 2006, we adopted FASB Statement No. 123(R), "Share-Based Payment" ("Statement 123(R)"). With the adoption of Statement 123(R), all share-based payments to our employees and non-employee directors, including grants of stock options, have been recognized in the income statement based on their fair values, on a straight-line basis over the requisite service period, which is generally the vesting period, utilizing the modified prospective method of accounting. The impact of the adoption of Statement 123(R) resulted in $4.0 million of compensation expense for the year ended December 31, 2006. As a result, net income was adversely impacted in this period by $2.4 million, and basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS") were both adversely impacted by $0.07. Prior to January 1, 2006, we applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25") and related interpretations in accounting for stock options. Accordingly, no compensation expense has been recognized in the accompanying Consolidated Statements of Operations for the year ended December 31, 2005 in respect of stock options granted during that period inasmuch as we granted stock options at fair market value. Had compensation expense for the options for the year ended December 31, 2005 been determined consistent with FASB Statement No. 123, "Accounting for Stock-Based Compensation" and FASB Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", our net income, Basic EPS and Diluted EPS would have been reduced from the "as reported amounts" below to the "pro forma amounts" below (in thousands, except per share amounts):

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

	2005
Income from continuing operations:	
As reported	$59,313
Less: Total stock-based compensation expense determined under fair value based method, net of related tax effects	2,112
Pro Forma	$57,201
Basic EPS from continuing operations:	
As reported	$0.95
Pro Forma	$0.92
Diluted EPS from continuing operations:	
As reported	$0.93
Pro Forma	$0.90

New Accounting Pronouncements

On January 1, 2007, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", an interpretation of FASB Statement No. 109, "Accounting for Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the adoption of FIN 48 and recognition of the cumulative effect of adoption of a new accounting principle, we recorded a $0.3 million increase in the liability for unrecognized income tax benefits, with an offsetting reduction in retained earnings. As of December 31, 2007, the liability on the Consolidated Balance Sheets for unrecognized income tax benefits was $8.8 million (of which $5.2 million, if recognized, would favorably affect our effective tax rate). We recognized interest related to uncertain tax positions in the income tax provision. As of December 31, 2007, we had approximately $3.2 million of accrued interest related to uncertain tax positions included in the liability on the Consolidated Balance Sheets, of which approximately $2.0 million was recorded during 2007. It is possible that approximately $1.7 million of income tax liability related to uncertain intercompany transfer pricing items will become a recognized income tax benefit in the next twelve months due to the closing of open tax years. The tax years 2004 to 2007 remain open to examination by United States taxing jurisdictions, and the tax years 2001 to 2007 remain open to examination by foreign taxing jurisdictions.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("Statement 157"). Statement 157 provides guidance for using fair value to measure assets and liabilities. The statement applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The statement does not expand the use of fair value in any new circumstances. Statement 157 is effective for our financial statements beginning with the first quarter of 2008. Early adoption is permitted. However, on February 12, 2008, the FASB issued FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" ("FSP") that amends Statement 157 to delay the effective date for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). The FSP defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008. We have not determined the effect, if any, the adoption of Statement 157 will have on our financial position and results of operations. However, we believe we will likely be required to provide additional disclosures in future financial statements beginning after the effective date of the new standard.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("Statement 159"). Statement 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Statement 159 is effective for our financial statements beginning with the first quarter of 2008. We have determined that there will be no effect in adopting Statement 159 on our financial position and results of operations.

In December 2007, the FASB issued Statement No. 141 (revised 2007), "Business Combinations" ("Statement 141(R)"). Statement 141(R) changes the accounting for acquisitions specifically eliminating the step acquisition model, changing the recognition of contingent consideration from being recognized when it is probable to being recognized at the time of acquisition, disallowing the capitalization of transaction costs and changes when restructurings related to acquisitions can be recognized. The standard is effective for fiscal years beginning on or after December 15, 2008 and will only impact the accounting for acquisitions that are made after adoption.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("Statement 160"). This statement is effective for fiscal years beginning on or after December 15, 2008, with earlier adoption prohibited. This statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from our equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51's consolidation procedures for consistency with the requirements of Statement 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. We have not determined the effect, if any, the adoption of Statement 160 will have on our financial position and results of operations.

NOTE C — ACQUISITIONS OF BUSINESSES

During 2007, we acquired four companies, which were not material individually or in the aggregate, for an aggregate of $53.2 million. Two of the companies primarily perform facilities services and have been included in our United States facilities services reporting segment, and the other two primarily perform mechanical construction work and have been included in our United States mechanical construction and facilities services reporting segment. Goodwill and identifiable intangible assets attributable to these companies, representing the excess purchase price over the fair value of amounts assigned to the net tangible assets acquired, were preliminarily valued at $14.7 million and $19.3 million, respectively.

Also during 2007, we acquired Ohmstede, which has been included in our United States facilities services segment. The purchase price paid for Ohmstede was approximately $455.4 million, net of cash acquired of approximately $1.5 million, and was funded by approximately $155.4 million of our cash on hand and from $300.0 million of borrowings under our new $300.0 million Term Loan Agreement (the "Term Loan"). The Term Loan is described further in Note G — Long-Term Debt. Additionally, approximately $5.4 million was paid for directly related acquisition costs. Headquartered in Beaumont, Texas, Ohmstede is the leading North American provider of aftermarket maintenance and repair services, replacement parts and fabrication services for highly engineered shell and tube heat exchangers for refineries and the petrochemical industry.

During 2006, we acquired three companies, which were not individually or in the aggregate material, for an aggregate of $41.1 million in cash. Goodwill and identifiable intangible assets were valued at $5.1 million and $20.0 million, respectively, after completion of the final valuation and purchase price adjustments.

We believe the addition of these companies furthers our goal of service and geographic diversification and expansion of our facilities services and fire protection operations, as well as offering industrial services with a focus on the refinery and petrochemical industries. Additionally, these acquisitions create more opportunities for our subsidiaries to collaborate on national facilities services contracts. See Note B - Summary of Significant Accounting Policies of the notes to consolidated financial statements for a discussion of Goodwill and Identifiable intangible assets.

The purchase prices of certain acquisitions are subject to finalization based on certain contingencies provided for in the purchase agreements. These acquisitions were accounted for by the purchase method, and the purchase prices have been allocated to the assets acquired and liabilities assumed, based upon the preliminary estimated fair values of the respective assets and liabilities at the dates of the respective acquisitions.

The following table summarizes the preliminary purchase price allocation related to the 2007 acquisitions at the respective dates of acquisition (in thousands):

	Ohmstede	Other Acquisitions	Total
Current assets, including cash acquired	$ 78,274	$53,952	$132,226
Property, plant and equipment	25,803	3,312	29,115
Goodwill	259,819	14,874	274,693
Identifiable intangible assets	212,400	19,326	231,726
Other assets	—	227	227
Total assets acquired	576,296	91,691	667,987
Current liabilities	30,028	37,519	67,547
Deferred income tax liability	89,368	300	89,668
Other long-term obligations	—	660	660
Total liabilities assumed	119,396	38,479	157,875
Net assets acquired	$456,900	$53,212	$510,112

NOTE C — ACQUISITIONS OF BUSINESSES — (Continued)

The goodwill of $274.7 million was recorded based on preliminary purchase price allocations primarily to the United States mechanical construction and facilities services and United States facilities services segments. Goodwill results from the expected benefits of collaboration and synergies in future periods. It is expected that approximately $34.0 million of the goodwill and identifiable intangible assets associated with the companies acquired in 2007 will be deductible for tax purposes. In accordance with FASB Statement No. 141, "Business Combinations" ("Statement 141") and FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("Statement 142"), goodwill will not be amortized, while certain other intangible assets with finite lives that have been preliminarily identified will be subject to amortization over their useful lives.

Of the total purchase price paid for all 2007 acquisitions, approximately $231.7 million has been preliminarily allocated to identifiable intangible assets, which includes acquired contract backlog, developed technology, customer relationships, non-competition agreements and trade names. Approximately $70.5 million has been allocated to trade names and is not being amortized as trade names have indefinite lives. Except for Ohmstede's contract backlog, which is being expensed in a manner consistent with its expected revenue recognition, the identifiable intangible amounts are subject to amortization on a straight-line method. The amortization periods range from four months to twenty years.

During 2007, the purchase price accounting for our acquisition of a United States mechanical construction company in October 2006 was finalized. As a result, identifiable intangible assets ascribed to its goodwill, contract backlog, customer relationships and to a related non-competition agreement were adjusted with an insignificant impact.

The following table presents unaudited pro forma results of operations including all companies acquired during 2007 as if the acquisitions had occurred at the beginning of fiscal 2006. The pro forma results of operations are not necessarily indicative of the results of operations had the acquisitions actually occurred at the beginning of fiscal 2006, nor is it necessarily indicative of future operating results (in thousands, except per share data):

	2007	2006
Revenues	$6,249,243	$5,271,200
Operating income	$ 234,979(1)	$ 107,534(2)
Income from continuing operations	$ 132,900(1)	$ 61,977(2)
Net income	$ 135,665	$ 63,211
Diluted earnings per share from continuing operations	$ 1.99	$ 0.95
Diluted earnings per share	$ 2.03	$ 0.97

(1) Includes compensation related expenses of $18.7 million associated with certain share-based payments made to certain members of management of an acquired company prior to the acquisition date. These amounts were recorded in the pre-acquisition financial statements.

(2) Includes compensation related expenses of $26.6 million associated with certain contractual payments and vesting of stock options related to a prior acquisition involving the company we acquired. These amounts were recorded in the pre-acquisition financial statements.

The above pro forma balances include additional interest expense associated with the Term Loan, the loss of interest income related to the use of cash for the acquisition and the amortization expense associated with the preliminary value placed on the identifiable intangible assets related to companies acquired in the third and fourth quarters of 2007.

During 2007 and 2006, we recorded an aggregate of $3.0 million and $3.5 million, respectively, by reason of earn-out obligations in respect of prior year acquisitions.

NOTE D — DISPOSITION OF ASSETS

Results of these operations for all periods presented in our consolidated financial statements reflect discontinued operations accounting. On August 6, 2007, we sold our majority ownership interest in a joint venture with CB Richard Ellis, Inc. ("CBRE") to CBRE for $8.0 million. This sale followed our purchase, for approximately $0.5 million, of certain of the joint venture's assets. Included in the results of discontinued operations for 2007 was a gain of $1.2 million (net of income tax benefit of $1.8 million) resulting from the sale of our joint venture interest. As of December 31, 2007, $5.5 million of purchase price had been received, and the balance is reflected as a current note receivable on our Consolidated Balance Sheet. The components of the results of discontinued operations for CBRE are as follows (in thousands):

	2007(1)	2006	2005
Revenues	$79,095	$119,253	$103,613
Income from discontinued operation	$ 1,582	$ 1,854	$ 1,840
Gain on sale of discontinued operation	$ 1,183	$ —	$ —
Net income from discontinued operation	$ 2,765	$ 1,854	$ 1,840
Diluted earnings per share from discontinued operation	$ 0.04	$ 0.03	$ 0.03

(1) Through date of sale, August 6, 2007.

NOTE D — DISPOSITION OF ASSETS — (Continued)

On January 31, 2006, we sold a subsidiary that had been part of our United States mechanical construction and facilities services segment. On September 30, 2005, we sold a subsidiary that had been part of our United States facilities services segment. Included in the results of discontinued operations for the year ended December 31, 2006 was a loss of $0.6 million (net of income tax benefit of $0.1 million), which related to the January 2006 sale of the subsidiary that had been part of our United States mechanical construction and facilities services segment. Included in the $0.7 million gain (net of income taxes) from discontinued operations for the year ended December 31, 2005 is a loss of $1.0 million (net of income tax provision of $0.1 million), which related to the September 2005 sale of a subsidiary that had been part of our United States facilities services segment. An aggregate of $1.7 million and $4.4 million in cash and notes was received as consideration for both of these sales in 2006 and 2005, respectively. As of December 31, 2006, the notes had been paid in full. We will not have any future involvement with these subsidiaries. The components of the results of operations for these discontinued operations are not presented as they are not material to the consolidated results of operations.

NOTE E — EARNINGS PER SHARE

The following tables summarize our calculation of Basic and Diluted Earnings per Share ("EPS") for the years ended December 31, 2007, 2006 and 2005 as adjusted for the July 9, 2007 and January 10, 2006 2-for-1 stock splits (in thousands, except share and per share data):

	2007	2006	2005
Numerator:			
Income before discontinued operations	$ 124,043	$ 85,400	$ 59,313
Income from discontinued operations	2,765	1,234	729
Net income available to common stockholders	$ 126,808	$ 86,634	$ 60,042
Denominator:			
Weighted average shares outstanding used to compute basic earnings per share	64,431,471	63,215,431	62,286,727
Effect of diluted securities - Share-based awards	2,300,465	2,264,962	1,383,035
Shares used to compute diluted earnings per share	66,731,936	65,480,393	63,669,762
Basic earnings per share:			
Continuing operations	$ 1.93	$ 1.35	$ 0.95
Discontinued operations	0.04	0.02	0.01
Total	$ 1.97	$ 1.37	$ 0.96
Diluted earnings per share:			
Continuing operations	$ 1.86	$ 1.30	$ 0.93
Discontinued operations	0.04	0.02	0.01
Total	$ 1.90	$ 1.32	$ 0.94

The number of options granted to purchase shares of our common stock that were excluded from the computation of Diluted EPS for the years ended December 31, 2007, 2006 and 2005 because they would be anti-dilutive were 120,000, zero and 365,940, respectively.

NOTE F — CURRENT DEBT

Credit Facilities

Effective October 17, 2005, we replaced our pre-existing revolving credit facility with an amended and restated $350.0 million revolving credit facility (the "2005 Revolving Credit Facility"). The 2005 Revolving Credit Facility expires on October 17, 2010. It permits us to increase our borrowing to $500.0 million if additional lenders are identified and/or existing lenders are willing to increase their current commitments. We utilized this feature to increase the line of credit under the 2005 Revolving Credit Facility from $350.0 million to $375.0 million on November 29, 2005. We may allocate up to $125.0 million of the borrowing capacity under the 2005 Revolving Credit Facility to letters of credit. The 2005 Revolving Credit Facility is guaranteed by certain of our direct and indirect subsidiaries, is secured by substantially all of our assets and most of the assets of our subsidiaries, and provides for borrowings in the form of revolving loans and letters of credit. The 2005 Revolving Credit Facility contains various covenants requiring, among other things, maintenance of certain financial ratios and certain restrictions with respect to payment of dividends, common stock repurchases, investments, acquisitions, indebtedness and capital expenditures. A commitment fee is payable on the average daily unused amount of the 2005 Revolving Credit Facility. The fee ranges from 0.25% to 0.5% of the unused amount, based on certain financial tests. Borrowings under the 2005 Revolving Credit Facility bear interest at (1) a rate which is the prime commercial lending rate announced by Harris Nesbitt from time to time (7.25% at December 31,

NOTE F — CURRENT DEBT — (Continued)

2007) plus 0.0% to 0.5%, based on certain financial tests or (2) United States dollar LIBOR (4.80% at December 31, 2007) plus 1.0% to 2.25%, based on certain financial tests. The interest rates in effect at December 31, 2007 were 7.25% and 5.80% for the prime commercial lending rate and the United States dollar LIBOR, respectively. Letter of credit fees issued under this facility range from 1.0% to 2.25% of the respective face amounts of the letters of credit issued and are charged based on the type of letter of credit issued and certain financial tests. In connection with the replacement of our pre-existing revolving credit facility, $0.4 million of prepaid commitment fees were recorded as interest expense for 2005. As of December 31, 2007 and 2006, we had approximately $53.8 million and $55.6 million of letters of credit outstanding, respectively. There were no borrowings under the 2005 Revolving Credit Facility as of December 31, 2007 and 2006.

Foreign Borrowings

Our Canadian subsidiary, Comstock Canada Ltd., had a credit agreement with a bank providing for an overdraft facility of up to Cdn. $0.5 million that was terminated in November 2007. The facility was secured by a standby letter of credit and provided for interest at the bank's prime rate, which was 6.0% at December 31, 2006. There were no borrowings outstanding under this credit agreement at December 31, 2006.

NOTE G — LONG-TERM DEBT

Long-term debt in the accompanying Consolidated Balance Sheets consisted of the following amounts as of December 31, 2007 and 2006 (in thousands):

	2007	2006
Term Loan, interest payable in varying amounts through 2010	$225,000	$ —
Capitalized Lease Obligations, at weighted average interest rates from 5.0% to 9.0% payable in varying amounts through 2014	2,151	1,566
Other, at weighted average interest rates from 8.0% to 13.0%, payable in varying amounts through 2010	93	332
	227,244	1,898
Less: current maturities	3,791	659
	$223,453	$ 1,239

Term Loan

On September 19, 2007, we entered into the Term Loan. The proceeds were used to pay a portion of the consideration for the acquisition of Ohmstede and costs and expenses incident thereto. The Term Loan contains financial covenants, representations and warranties and events of default. The Term Loan covenants require, among other things, maintenance of certain financial ratios and certain restrictions with respect to payment of dividends, common stock repurchases, investments, acquisitions, indebtedness and capital expenditures. We are required to make principal payments on the Term Loan in installments on the last day of March, June, September and December of each year, commencing March 2008 in the amount of $0.75 million. A final payment comprised of all remaining principal and interest is due on October 17, 2010. The Term Loan is secured by substantially all of our assets and substantially all of the assets of substantially all of our U.S. subsidiaries. The Term Loan bears interest at (1) the prime commercial lending rate announced by Bank of Montreal from time to time (7.25% at December 31, 2007) plus 0.0% to 0.5% based on certain financial tests or (2) U.S. dollar LIBOR (4.80% at December 31, 2007) plus 1.0% to 2.25% based on certain financial tests. The interest rate in effect at December 31, 2007 was 6.3%. We capitalized approximately $4.0 million of debt issuance costs associated with the Term Loan. This amount is being amortized over the life of the loan and is included as part of interest expense. The outstanding amount under the Term Loan at December 31, 2007 was $225.0 million reflecting a prepayment of $75.0 million on December 31, 2007 and, because of the prepayment, we recorded as interest expense additional amortization expense related to capitalized debt issuance costs of $0.9 million.

Capitalized Lease Obligations

See Note L - Commitments and Contingencies of the notes to consolidated financial statements for additional information.

Other Long-Term Debt

Other long-term debt consists primarily of loans for real estate, office equipment, automobiles and building improvements. The aggregate amount of other long-term debt maturing is approximately $0.1 million payable in varying amounts over the next three years.

NOTE H — INCOME TAXES

The 2007 income tax provision was $77.7 million compared to $29.2 million for 2006 and $8.4 million for 2005. The provision on income before income taxes for 2007, 2006 and 2005 was recorded at an effective income tax rate of approximately 38.5%, 39.5% and 38.3%, respectively, excluding the items discussed below. The increase in the 2007 income tax provision was primarily due to increased income from continuing operations, while the effective income tax rate decreased primarily due to the utilization of net operating loss carryforwards in Canada.

The 2006 income tax provision was comprised of: (a) $45.3 million of income tax provision in respect of pre-tax earnings of $114.6 million; (b) $8.4 million of income tax benefit related to the reversal of a valuation allowance based on the determination that sufficient taxable income existed in the past and will continue in the future to realize the related United Kingdom tax assets; (c) a $3.9 million income tax benefit related to the realization of net operating losses for which valuation allowances had previously been recorded in Canada; (d) an income tax benefit of $1.9 million for income tax reserves no longer required based on a current analysis of probable exposures; and (e) income tax benefits related to items aggregating approximately $1.9 million principally due to the deductibility of certain compensation arrangements for income tax purposes.

The income tax provision for 2005 was comprised of: (a) $25.9 million of income tax provision in respect of pre-tax earnings of $67.7 million; (b) $5.2 million of income tax provision related to a valuation allowance recorded to reduce deferred tax assets related to net operating losses and other temporary differences with respect to our Canada construction and facilities services segment, since there is uncertainty as to whether the segment will have sufficient taxable income in the future to realize the benefit of such deferred tax assets; and (c) the offset of such income tax provisions by a $22.7 million income tax benefit for income tax reserves no longer required based on a current analysis of probable exposures.

We have recorded liabilities for our best estimate of the probable loss on certain positions taken on our income tax returns. We believe our recorded income tax liabilities are adequate for all tax years subject to audit based on our assessment of many factors. Although we believe our recorded income tax assets and liabilities are reasonable, tax regulations are subject to interpretation and tax litigation is inherently uncertain; therefore, our assessments involve judgments about future events and rely on reasonable estimates and assumptions. These income tax liabilities generally are not finalized with the individual tax authorities until several years after the end of the annual period for which income taxes have been estimated. As of December 31, 2007 and 2006, we had total income tax reserves of $12.0 million (included in "Other long-term obligations") and $5.6 million (included in "Other accrued expenses and liabilities"), respectively.

We file income tax returns in the United States federal jurisdiction and various states and foreign jurisdictions. With few exceptions, we are no longer subject to United States federal, state and local, or non-United States income tax examinations by tax authorities for the years before 2004. We are not currently under Internal Revenue Service audit.

On January 1, 2007, we adopted FIN 48. As a result of the adoption of FIN 48 and recognition of the cumulative effect of adoption of a new accounting principle, we recorded a $0.3 million increase in the liability for unrecognized income tax benefits, with an offsetting reduction in retained earnings. As of December 31, 2007, the liability for unrecognized income tax benefits was $8.8 million (of which $5.2 million, if recognized, would favorably affect our effective tax rate). At December 31, 2007 and 2006, we had an accrual of $3.2 million and $1.2 million, respectively, for the payment of interest related to unrecognized tax positions included on the Consolidated Balance Sheets. We recognized interest related to unrecognized tax benefits in the income tax provision. During the years ended December 31, 2007 and 2006, we recognized approximately $2.0 million and $0.3 million in interest expense related to our unrecognized tax positions, respectively. A reconciliation of the beginning and end of year unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2007	$6,707
Additions based on tax positions related to the current year	2,008
Additions attributable to acquisitions of businesses	1,768
Reductions for tax positions of prior years	(1,704)
Balance at December 31, 2007	$8,779

It is possible that approximately $1.7 million of income tax liability, primarily related to uncertain intercompany transfer pricing items, will become a recognized income tax benefit in the next twelve months due to the closing of open tax years.

NOTE H — INCOME TAXES — (Continued)

We file a consolidated federal income tax return including all of our U.S. subsidiaries. At December 31, 2007, we had net operating loss carryforwards ("NOLs") for U.S. income tax purposes of approximately $1.8 million, which expire in the year 2009. In addition, at December 31, 2007, for United Kingdom tax purposes, we had trading loss carryforwards of approximately $10.7 million and non-trading and capital loss carryforwards of approximately $0.7 million, which have no expiration date. These losses and the U.S. NOLs are subject to review by taxing authorities.

The income tax provision (benefit) in the accompanying Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005 consisted of the following (in thousands):

	2007	2006	2005
Current:			
Federal provision (benefit)	$ 81,586	$28,447	$(1,328)
State and local	23,337	9,728	5,441
Foreign benefit	(3,904)	(2,810)	(752)
	101,019	35,365	3,361
Deferred	(23,313)	(6,169)	5,002
	$ 77,706	$29,196	$ 8,363

Factors accounting for the variation from U.S. statutory income tax rates for the years ended December 31, 2007, 2006 and 2005 were as follows (in thousands):

	2007	2006	2005
Federal income taxes at the statutory rate	$70,612	$40,108	$ 23,687
State and local income taxes, net of federal tax benefits	11,656	5,407	1,454
Permanent differences	(1,680)	2,103	2,498
Foreign income taxes	(1,350)	(6,122)	(1,673)
Adjustments to valuation allowance for deferred tax assets	(101)	(8,446)	5,181
Tax reserves	(806)	(1,881)	(22,745)
Other	(625)	(1,973)	(39)
	$77,706	$29,196	$ 8,363

The components of the net deferred income tax asset are included in "Prepaid expenses and other" of $31.4 million and "Other long-term obligations" of $56.4 million at December 31, 2007 and "Prepaid expenses and other" of $19.9 million and "Other assets" of $8.3 million at December 31, 2006 in the accompanying Consolidated Balance Sheets. The amounts recorded for the years ended December 31, 2007 and 2006 were as follows (in thousands):

	2007	2006
Deferred income tax assets:		
Net operating loss carryforwards	$ 3,995	$ 4,974
Excess of amounts expensed for financial statement purposes over amounts deducted for income tax purposes:		
Insurance liabilities	37,239	22,622
Pension liability	14,545	17,953
Other liabilities	50,186	33,744
Total deferred income tax assets	105,965	79,293
Valuation allowance for deferred tax assets	(8,555)	(12,893)
Net deferred income tax assets	97,410	66,400
Deferred income tax liabilities:		
Costs capitalized for financial statement purposes and deducted for income tax purposes:		
Amortization of identifiable intangible assets	(112,700)	(28,454)
Other, primarily depreciation of property, plant and equipment	(9,701)	(9,792)
Total deferred income tax liabilities	(122,401)	(38,246)
Net deferred income tax (liabilities) assets	$(24,991)	$ 28,154

NOTE H — INCOME TAXES — (Continued)

As of December 31, 2007 and 2006, the total valuation allowance on net deferred tax assets was approximately $8.6 million and $12.9 million, respectively. The primary reason for the decrease in the valuation allowance for 2007 was related to a $4.5 million reversal of a valuation allowance related to the capital loss carryforwards for which future taxable benefit was in doubt, but was realized as part of the capital gain recognized on the sale of CBRE. Realization of the deferred tax assets is dependent on our generating sufficient taxable income. We believe that the deferred tax assets will be realized through the future reversal of existing taxable temporary differences and projected future income. Although realization is not assured, we believe it is more likely than not that the deferred tax asset, with no corresponding valuation allowance, will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income are reduced.

Income (loss) from continuing operations before income taxes for the years ended December 31, 2007, 2006 and 2005 consisted of the following (in thousands):

	2007	2006	2005
United States	$206,500	$104,509	$65,044
Foreign	(4,751)	10,087	2,632
	$201,749	$114,596	$67,676

We have not recorded deferred income taxes on the undistributed earnings of our foreign subsidiaries because of our intent to indefinitely reinvest such earnings. Upon distribution of these earnings in the form of dividends or otherwise, we may be subject to U.S. income taxes and foreign withholding taxes. It is not practical, however, to estimate the amount of taxes that may be payable on the eventual remittance of these earnings. If invested capital was repatriated to the United States, there could be income taxes payable on any such amount.

NOTE I — COMMON STOCK

On January 27, 2006, our stockholders approved an amendment to our Restated Certificate of Incorporation authorizing an increase in the number of shares of our common stock from 30.0 million shares to 80.0 million shares. On September 18, 2007, our stockholders approved an amendment to our Restated Certificate of Incorporation authorizing an increase in the number of shares of our common stock from 80.0 million shares to 200.0 million shares. On July 9, 2007 and February 10, 2006, we effected 2-for-1 stock splits in the form of stock distributions of one common share for each common share owned, payable to shareholders of record on June 20, 2007 and January 30, 2006. As of December 31, 2007 and 2006, 65,196,285 and 63,655,980 shares of our common stock were outstanding, respectively. Pursuant to a program authorized by our Board of Directors, we purchased 4,527,940 shares of our common stock prior to January 1, 2000. The aggregate amount of $14.1 million paid for those shares has been classified as "Treasury stock, at cost" in the Consolidated Balance Sheet at December 31, 2007, less the value of shares reissued pursuant to the exercise of stock options or issuance of restricted stock units as described in Note J - Stock Options and Stock Plans. Our management is authorized to expend up to an additional $3.2 million to purchase our common stock under this program.

NOTE J — STOCK OPTIONS AND STOCK PLANS

We have an incentive plan under which stock options and stock awards may be granted to officers, non-employee directors and key employees of the Company. We have outstanding stock options and restricted stock units pursuant to which shares may be issued under other plans, although no further grants may be made under these plans. A summary of the general terms of the grants under stock option plans and programs and stock plans are as follows (adjusted for the July 9, 2007 and February 10, 2006 2-for-1 stock splits):

	Authorized Shares	Vesting	Expiration	Valuation Date
1994 Management Stock Option Plan (the "1994 Plan")	4,000,000	Generally, 33% on each anniversary of grant date	Ten years from grant date	Fair market value of common stock on grant date
1995 Non-Employee Directors' Non-Qualified Stock Option Plan (the "1995 Plan")	800,000	100% on grant date	Ten years from grant date	Fair market value of common stock on grant date
1997 Non-Employee Directors' Non-Qualified Stock Option Plan (the "1997 Directors' Stock Option Plan")	1,200,000	(1)	Five years from grant date	Fair market value of common stock on grant date
1997 Stock Plan for Directors (the "1997 Directors' Stock Plan")	600,000	(2)	—	Fair market value of common stock on grant date
2003 Non-Employee Directors' Non-Qualified Stock Option Plan (the "2003 Directors' Stock Option Plan")	480,000	100% on grant date	Ten years from grant date	Fair market value of common stock on grant date
2003 Management Stock Incentive Plan ("2003 Management Plan")	1,320,000	To be determined by the Compensation Committee	Ten years from grant date, in the case of options	Fair market value of common stock on grant date
Executive Stock Bonus Plan ("ESBP")	880,000	100% on grant date	Ten years from grant date	Fair market value of common stock on grant date
2005 Management Stock Incentive Plan ("2005 Management Plan")	1,800,000	To be determined by the Compensation Committee	Ten years from grant date, in the case of options	Fair market value of common stock on grant date
2005 Stock Plan for Directors (the "2005 Directors' Stock Plan")	104,000	50% on grant or award date, 50% on the first anniversary of grant date	—	Fair market value of common stock on grant date
2007 Incentive Plan	1,495,000	To be determined by the Compensation Committee	Eight years from grant date, in the case of options	Fair market value of common stock on grant date
Other Stock Option Grants	Not applicable	Generally, either 100% on first anniversary of grant date or 25% on grant and 25% on each anniversary of grant date	Ten years from grant date	Fair market value of common stock on grant date

(1) All options under this plan become exercisable quarterly over the calendar year in which they are granted.

(2) 50% of the shares awarded vested on the grant date and 50% one year thereafter.

NOTE J — STOCK OPTIONS AND STOCK PLANS — (Continued)

The following table summarizes our stock option and restricted stock unit activity since December 31, 2004:

Stock Options			Restricted Stock Units	
	Shares	Weighted Average Price		Shares
Balance, December 31, 2004	6,995,016	$7.83	Balance, December 31, 2004	466,148
Granted	1,525,808	$11.42	Granted	62,552
Forfeited	—	—	Forfeited	—
Exercised	(1,220,968)	$2.22	Issued	(196,276)
Balance, December 31, 2005	7,299,856	$9.51	Balance, December 31, 2005	332,424
Granted	158,120	$21.38	Granted	296,282
Forfeited	—	—	Forfeited	(30,568)
Exercised	(1,324,248)	$7.96	Issued	(199,320)
Balance, December 31, 2006	6,133,728	$10.16	Balance, December 31, 2006	398,818
Granted	155,624	$34.05	Granted	132,626
Forfeited	(13,332)	$9.80	Forfeited	—
Exercised	(1,487,934)	$6.93	Issued	(84,220)
Balance, December 31, 2007	4,788,086	$11.93	Balance, December 31, 2007	447,224

In addition, 3,412 shares and 8,280 shares were issued to certain non-employee directors pursuant to annual retainer arrangements during the years ended December 31, 2007 and 2006, respectively. Compensation expense of $4.1 million and $4.0 million for the years ended December 31, 2007 and 2006, respectively, were recognized due to the vesting of stock option grants. Less than $0.1 million of compensation expense, net of income taxes, will be recognized over the approximate 3 month remaining vesting period for stock options outstanding at December 31, 2007. As a result of stock option exercises, $10.3 million and $10.4 million of proceeds were received during the years ended December 31, 2007 and 2006, respectively. The income tax benefit derived in 2007 and 2006 as a result of such exercises and share-based compensation was $15.2 million and $8.9 million, respectively, of which $13.4 million and $6.8 million, respectively, represented excess tax benefits. This compares to $1.7 million of proceeds from stock option exercises for the year ended December 31, 2005. The income tax benefit from the stock option exercises and other share-based compensation for the year ended December 31, 2005 was $3.9 million.

The director shares and restricted stock units were awarded to directors and employees pursuant to non-employee director and key-person long-term incentive plans and a separation agreement for which $3.0 million, $1.9 million and $0.9 million of compensation expense was recognized for the years ended December 31, 2007, 2006 and 2005, respectively. We also have outstanding phantom equity units for which $3.6 million of income was recognized for the year ended December 31, 2007, compared to $2.8 million of expense recognized for the year ended December 31, 2006, in both cases due to changes in the market price of our common stock from the award date.

The total intrinsic value of options (the amounts by which the stock price exceeded the exercise price of the option on the date of exercise) that was exercised during 2007, 2006 and 2005 was $37.4 million, $23.7 million and $12.3 million, respectively.

At December 31, 2007, 2006 and 2005 approximately 4,420,000, 5,240,000 and 5,400,000 options were exercisable, respectively. The weighted average exercise price of exercisable options at December 31, 2007, 2006 and 2005 was approximately $11.99, $9.96 and $8.86, respectively.

NOTE J — STOCK OPTIONS AND STOCK PLANS — (Continued)

The following table summarizes information about our stock options at December 31, 2007 (adjusted for the July 9, 2007 and February 10, 2006 2-for-1 stock splits):

	Stock Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$4.05 - $9.67	606,000	2.83 Years	$ 5.98	606,000	$ 5.98
$10.41 - $13.20	3,280,598	5.50 Years	$11.21	2,909,267	$11.20
$13.69 - $17.79	625,864	4.81 Years	$13.96	625,864	$13.96
$22.53 - $28.13	155,624	7.69 Years	$23.63	155,624	$23.63
$36.04	120,000	7.47 Years	$36.04	120,000	$36.04

The total aggregate intrinsic value of options outstanding as of December 31, 2007, 2006 and 2005 was approximately $56.0 million, $112.1 million and $53.8 million, respectively. The total aggregate intrinsic value of options exercisable as of December 31, 2007, 2006 and 2005 was approximately $51.4 million, $96.8 million and $43.3 million, respectively.

The pro forma effect on our net income, Basic EPS and Diluted EPS, had compensation costs been determined consistent with the recognition of compensation costs provisions of Statement No. 123, is presented in Note B - Summary of Significant Accounting Policies. The associated pro forma compensation costs related to the provisions of Statement No. 123, net of tax effects, were $2.1 million for the year ending December 31, 2005.

The fair value on the date of grant was calculated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the periods indicated:

	For the year ended December 31,		
	2007	2006	2005
Dividend yield	0%	0%	0%
Expected volatility	30.8%	34.0%	36.8%
Risk-free interest rate	4.9%	4.9%	3.9%
Expected life of options in years	5.0	5.8	6.3
Weighted average grant date fair value	$12.35	$9.36	$4.98

Forfeitures of stock options have been historically insignificant to the calculation and are estimated to be zero in all periods presented.

NOTE K — RETIREMENT PLANS

Our United Kingdom subsidiary has a defined benefit pension plan covering all eligible employees (the "UK Plan"); however, no individuals joining that company after October 31, 2001 may participate in the plan. The benefits under the UK Plan are based on wages and years of service with the subsidiary. Our policy is to fund at least the minimum amount required by law. Currently, we have agreed to fund additional amounts under an agreement with the pension trustees. The measurement date of the UK Plan is December 31 of each year.

On December 31, 2006, we adopted the provisions of Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("Statement 158"). Statement 158 requires us to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of the UK Plan in the December 31, 2006 statement of financial position, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the net unrecognized actuarial losses remaining from the initial adoption of Statement No. 87, "Employers' Accounting for Pensions" ("Statement 87"), all of which were previously netted against the plan's funded status in our statement of financial position pursuant to the provisions of Statement 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to our historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic

NOTE K — RETIREMENT PLANS — (Continued)

pension cost in the same periods will be recognized as a component of accumulated other comprehensive income (loss). Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at the adoption of Statement 158.

The incremental effects of adopting the provisions of Statement 158 for the UK Plan on our consolidated statement of financial position at December 31, 2006 are presented in the following table. The adoption of Statement 158 had no effect on our consolidated statement of operations for the year ended December 31, 2006, or for any prior period presented. Had we not been required to adopt Statement 158 at December 31, 2006, we would have recognized a minimum pension liability pursuant to the provisions of Statement 87 of $15.6 million.

The effect of recognizing the additional minimum liability for the UK Plan is included in the table below in the column labeled "Prior to Adopting Statement 158" (in thousands):

	At December 31, 2006		
	Prior to Adopting Statement 158	Effect of Adopting Statement 158	As Reported at December 31, 2006
Intangible asset (pension)	$ —	$ —	$ —
Accrued pension liability	$16,592	$ 43,250	$ 59,842
Net deferred income tax asset	$15,179	$ 12,975	$ 28,154
Accumulated other comprehensive income (loss)	$ 2,036	$(30,275)	$(28,189)

The change in benefit obligations and assets of the UK Plan for the years ended December 31, 2007 and 2006 consisted of the following components (in thousands):

	2007	2006
Change in pension benefit obligation		
Benefit obligation at beginning of year	$266,636	$206,460
Service cost	6,629	4,285
Interest cost	13,758	10,484
Plan participants' contributions	2,698	2,794
Actuarial (gain) loss	(10,040)	20,224
Benefits paid	(9,067)	(7,970)
Foreign currency exchange rate changes	5,345	30,359
Benefit obligation at end of year	$275,959	$266,636
Change in pension plan assets		
Fair value of plan assets at beginning of year	$206,794	$163,630
Actual return on plan assets	9,183	18,195
Employer contributions	10,788	6,349
Plan participants' contributions	2,698	2,794
Benefits paid	(9,067)	(7,970)
Foreign currency exchange rate changes	4,122	23,796
Fair value of plan assets at end of year	$224,518	$206,794
Funded status at end of year	$(51,441)	$(59,842)

Amounts not yet reflected in net periodic benefit cost and included in Accumulated other comprehensive loss:

	2007	2006
Unrecognized losses	$51,934	$58,888

The underfunded status of the UK Plan of $51.4 million and $59.8 million at December 31, 2007 and 2006, respectively, is included in "Other long-term obligations" in the accompanying Consolidated Balance Sheet. No plan assets are expected to be returned to us during the year ended December 31, 2008.

NOTE K — RETIREMENT PLANS — (Continued)

The assumptions used as of December 31, 2007, 2006 and 2005 in determining pension cost and liability shown above were as follows:

	2007	2006	2005
Discount rate	5.6%	5.1%	4.8%
Annual rate of salary provision	4.2%	3.8%	3.1%
Annual rate of return on plan assets	6.8%	6.5%	6.3%

The annual rate of return on plan assets is based on the United Kingdom Government Bond yield, plus an estimated margin, at each year's measurement date. This annual rate approximates the historical annual return on plan assets and considers the expected asset allocation between equity and debt securities. For measurement purposes, the annual rates of inflation of covered pension benefits assumed for 2007 and 2006 were 3.2% and 2.8%, respectively.

The components of net periodic pension benefit cost for the years ended December 31, 2007, 2006 and 2005 were as follows (in thousands):

	2007	2006	2005
Service cost	$ 6,629	$ 4,285	$ 3,896
Interest cost	13,758	10,484	9,701
Expected return on plan assets	(13,814)	(11,175)	(9,890)
Net amortization of prior service cost and actuarial loss	—	72	85
Amortization of unrecognized loss	2,746	1,675	1,351
Net periodic pension benefit cost	$ 9,319	$ 5,341	$ 5,143

The estimated unrecognized loss for the UK Plan that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next year is approximately $2.2 million.

UK Plan Assets

The weighted average asset allocations and weighted average target allocations at December 31, 2007 were as follows:

Asset Category	December 31, 2007	Target Asset Allocation
Equity securities	71.6%	70.0%
Debt securities	28.1	30.0
Other	0.3	—
Total	100.0%	100.0%

Plan assets of our UK Plan include marketable equity securities in both United Kingdom and United States companies. Debt securities consist mainly of fixed interest bonds.

The investment policies and strategies for plan assets are established to achieve a reasonable balance between risk, likely return and administration expense, as well as to maintain funds at a level to meet minimum funding requirements. In order to ensure that an appropriate investment strategy is in place, an analysis of the UK Plan's assets and liabilities is completed periodically.

Cash Flows:

Contributions

Our United Kingdom subsidiary expects to contribute approximately $11.0 million to its UK Plan in 2008.

NOTE K — RETIREMENT PLANS — (Continued)

Estimated Future Benefit Payments

The following estimated benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the following years (in thousands):

	Pension Benefits
2008	$7,885
2009	8,389
2010	8,888
2011	9,387
2012	9,887
Succeeding five years	56.923

The accumulated benefit obligation for the UK Plan for the years ended December 31, 2007 and 2006 was $234.9 million and $223.4 million, respectively.

The following table shows certain information for the UK Plan where the accumulated benefit obligation is in excess of plan assets as of December 31, 2007 and 2006 (in thousands):

	2007	2006
Projected benefit obligation	$275,959	$266,636
Accumulated benefit obligation	$234,886	$223,386
Fair value of plan assets	$224,518	$206,794

We also sponsor two domestic defined benefit plans in which participation by new individuals is frozen. The benefit obligation associated with these plans as of December 31, 2007 and 2006 was approximately $5.7 million and $5.3 million, respectively. The estimated fair value of the plan assets as of December 31, 2007 and 2006 was approximately $6.0 million and $5.5 million, respectively. The prepaid balances as of December 31, 2007 are classified as long-term assets on the balance sheet. The measurement date for these plans is December 31 of each year. As a result of adopting Statement 158 as of December 31, 2006 for these plans, Accumulated other comprehensive loss was increased by approximately $0.7 million, net of income taxes. The major assumptions used in the actuarial valuations for 2007 and 2006 included a discount rate of 5.5% and 6.0% and an expected rate of return of 8.0% and 8.5%, respectively. The estimated loss for these plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next year is approximately $0.1 million. The future estimated benefit payments expected to be paid from the plans for the next ten years is approximately $0.3 million to $0.4 million per year.

We contribute to various multi-employer union pension funds based upon wages paid to our union employees. Such contributions approximated $187.0 million, $150.1 million and $133.5 million for the years ended December 31, 2007, 2006 and 2005, respectively. The increase in contributions of $36.9 million for 2007 compared to 2006 was primarily related to increased hours worked and wages earned and incremental contributions for companies acquired in 2007 of approximately $2.0 million.

We have defined contribution retirement and savings plans that cover U.S. eligible employees. Contributions to these plans are based on a percentage of the employee's base compensation. The expenses recognized for the years ended December 31, 2007, 2006 and 2005 for these plans were $7.7 million, $7.1 million and $6.2 million, respectively.

Our United Kingdom subsidiary has a defined contribution retirement plan. The expense recognized for the years ended December 31, 2007, 2006 and 2005 was $2.2 million, $1.9 million and $1.7 million, respectively.

Our Canadian subsidiary has a defined contribution retirement plan. The expense recognized was $0.4 million for the year ended December 31, 2007 and $0.3 million for each of the years ended December 31, 2006 and 2005.

NOTE L — COMMITMENTS AND CONTINGENCIES

We lease land, buildings and equipment under various leases. The leases frequently include renewal options and escalation clauses and require us to pay for utilities, taxes, insurance and maintenance expenses.

Future minimum payments, by year and in the aggregate, under capital leases, non-cancelable operating leases and related subleases with initial or remaining terms of one or more years at December 31, 2007, were as follows (in thousands):

	Capital Leases	Operating Leases	Sublease Income
2008	$ 746	$ 49,954	$ 515
2009	870	43,147	272
2010	362	32,888	105
2011	159	24,419	104
2012	54	15,862	104
Thereafter	53	34,021	—
Total minimum lease payment	2,244	$200,291	$1,100
Amounts representing interest	(93)		
Present value of net minimum lease payments	$2,151		

Rent expense for operating leases and other rental items for the years ended December 31, 2007, 2006 and 2005 was $88.0 million, $74.0 million and $61.5 million, respectively. Rent expense for the years ended December 31, 2007, 2006 and 2005 included sublease rental income of $0.4 million, $0.3 million and $0.5 million, respectively.

We have agreements with our executive officers and certain other key management personnel providing for severance benefits for such employees upon termination of their employment under certain circumstances.

We are contingently liable to sureties in respect of performance and payment bonds issued by sureties, usually at the request of customers in connection with construction projects, which secure our payment and performance obligations under contracts for such projects. In addition, at the request of labor unions representing certain of our employees, bonds are sometimes provided to secure obligations for wages and benefits payable to or for such employees. Our bonding requirements typically increase as the amount of public sector work increases. As of December 31, 2007, based on our percentage-of-completion of our projects in connection with which surety bonds were issued, our aggregate estimated exposure, had there been defaults on all our existing contractual obligations, would have been approximately $1.3 billion. The bonds are issued by our sureties in return for premiums, which vary depending on the size and type of bond. We have agreed to indemnify the sureties for amounts, if any, paid by them in respect of bonds issued on our behalf.

We are subject to regulation with respect to the handling of certain materials used in construction, which are classified as hazardous or toxic by Federal, State and local agencies. Our practice is to avoid participation in projects principally involving the remediation or removal of such materials. However, when remediation is required as part of our contract performance, we believe we comply with all applicable regulations governing the discharge of material into the environment or otherwise relating to the protection of the environment.

One of our subsidiaries has guaranteed $25.0 million of borrowings of a venture in which it has a 40% interest; the other venture partner, Baltimore Gas and Electric (a subsidiary of Constellation Energy), has a 60% interest. The venture designs, constructs, owns, operates, leases and maintains facilities to produce chilled water for sale to customers for use in air conditioning commercial properties. These guarantees are not expected to have a material affect on our financial position or results of operations. Each of the venturers is jointly and severally liable, in the event of default, for the venture's $25.0 million in borrowings due December 2031.

We presently employ approximately 29,000 people, approximately 73% of whom are represented by various unions pursuant to more than 400 collective bargaining agreements between our individual subsidiaries and local unions. We believe that our employee relations are generally good. Only one of these collective bargaining agreements is national or regional in scope.

Restructuring expenses, primarily relating to employee severance obligations and reduction of leased facilities, were $0.3 million, $1.6 million and $1.8 million for 2007, 2006 and 2005, respectively. As of December 31, 2007 and 2006, the balance of these obligations was $0.2 million. The obligation outstanding as of December 31, 2006 was paid in 2007, and the obligation outstanding as of December 31, 2007 is expected to be paid in 2008.

NOTE M — ADDITIONAL CASH FLOW INFORMATION

The following presents information about cash paid for interest and income taxes for the years ended December 31, 2007, 2006 and 2005 (in thousands):

	2007	2006	2005
Cash paid during the year for:			
Interest	$11,377	$ 1,788	$8,573
Income taxes	$85,469	$29,205	$9,858
Non-cash financing activities:			
Assets acquired under capital lease obligations	$ 491	$ 612	$ 412
Capital lease obligations terminated	$ —	$ —	$ (322)
Contingent purchase price accrued	$ 3,000	$ 3,372	$ —

NOTE N — SEGMENT INFORMATION

We have the following reportable segments which provide services associated with the design, integration, installation, start-up, operation and maintenance of various systems: (a) United States electrical construction and facilities services (involving systems for electrical power transmission and distribution; premises electrical and lighting systems; low-voltage systems, such as fire alarm, security and process control; voice and data communication; roadway and transit lighting; and fiber optic lines); (b) United States mechanical construction and facilities services (involving systems for heating, ventilation, air conditioning, refrigeration and clean-room process ventilation; fire protection; plumbing, process and high-purity piping; water and wastewater treatment and central plant heating and cooling); (c) United States facilities services; (d) Canada construction and facilities services; (e) United Kingdom construction and facilities services; and (f) Other international construction and facilities services. The segment "United States facilities services" principally consists of those operations which provide a portfolio of services needed to support the operation and maintenance of customers' facilities (industrial maintenance and services; commercial and government site-based operations and maintenance; military base operations support services; mobile maintenance and services; facilities management; installation and support for building systems; technical consulting and diagnostic services; small modification and retrofit projects; and program development, management and maintenance for energy systems), which services are not generally related to customers' construction programs, as well as industrial services operations, which primarily provide aftermarket maintenance and repair services, replacement parts and fabrication services for highly engineered shell and tube heat exchangers for the refinery and petrochemical industries. The Canada, United Kingdom and Other international segments perform electrical construction, mechanical construction and facilities services. Our "Other international construction and facilities services" segment, currently operating only in the Middle East, represents our operations outside of the United States, Canada and the United Kingdom. The following tables present information about industry segments and geographic areas for the years ended December 31, 2007, 2006 and 2005. Insignificant reclassifications of certain business units among the segments have been made for all periods presented due to changes in our internal reporting structure (in millions):

NOTE N — SEGMENT INFORMATION — (Continued)

	As Reported		
	2007	2006	2005
Revenues from unrelated entities:			
United States electrical construction and facilities services	$1,433.8	$1,280.2	$1,224.6
United States mechanical construction and facilities services	2,343.1	1,820.9	1,671.6
United States facilities services	1,048.1	830.1	681.6
Total United States operations	4,825.0	3,931.2	3,577.8
Canada construction and facilities services	382.0	299.1	342.1
United Kingdom construction and facilities services	720.2	671.5	673.1
Other international construction and facilities services	—	—	—
Total worldwide operations	$5,927.2	$4,901.8	$4,593.0
Total revenues:			
United States electrical construction and facilities services	$1,442.2	$1,284.7	$1,236.9
United States mechanical construction and facilities services	2,357.5	1,845.8	1,681.8
United States facilities services	1,057.0	835.8	684.0
Less intersegment revenues	(31.7)	(35.1)	(24.9)
Total United States operations	4,825.0	3,931.2	3,577.8
Canada construction and facilities services	382.0	299.1	342.1
United Kingdom construction and facilities services	720.2	671.5	673.1
Other international construction and facilities services	—	—	—
Total worldwide operations	$5,927.2	$4,901.8	$4,593.0
Operating income (loss):			
United States electrical construction and facilities services	$ 88.2	$ 46.8	$ 79.8
United States mechanical construction and facilities services	135.7	82.1	20.2
United States facilities services	43.6	33.3	20.2
Total United States operations	267.5	162.2	120.2
Canada construction and facilities services	6.8	0.4	(7.9)
United Kingdom construction and facilities services	(12.9)	6.8	7.4
Other international construction and facilities services	(0.5)	(0.1)	0.0
Corporate administration	(60.8)	(55.9)	(43.2)
Restructuring expenses	(0.3)	(1.6)	(1.8)
Total worldwide operations	199.8	111.8	74.7
Other corporate items:			
Interest expense	(9.2)	(2.3)	(8.3)
Interest income	13.2	6.2	2.7
Minority interest	(2.1)	(1.1)	(1.4)
Income from continuing operations before income taxes	$ 201.7	$ 114.6	$ 67.7

NOTE N — SEGMENT INFORMATION — (Continued)

	2007	2006	2005
Capital expenditures:			
United States electrical construction and facilities services	$ 6.6	$ 2.8	$ 2.4
United States mechanical construction and facilities services	4.2	3.4	2.5
United States facilities services	6.3	9.1	3.9
Total United States operations	17.1	15.3	8.8
Canada construction and facilities services	1.6	2.7	1.3
United Kingdom construction and facilities services	2.4	1.1	0.3
Other international construction and facilities services	—	—	—
Corporate administration	0.4	0.6	2.0
Total worldwide operations	$21.5	$19.7	$12.4
Depreciation and amortization of Property, plant and equipment:			
United States electrical construction and facilities services	$ 3.2	$ 3.1	$ 3.0
United States mechanical construction and facilities services	6.0	5.3	5.6
United States facilities services	6.6	4.1	5.8
Total United States operations	15.8	12.5	14.4
Canada construction and facilities services	1.3	1.0	0.9
United Kingdom construction and facilities services	2.6	2.8	2.8
Other international construction and facilities services	—	—	—
Corporate administration	1.0	0.8	1.3
Total worldwide operations	$20.7	$17.1	$19.4

	2007	2006
Costs and estimated earnings in excess of billings on uncompleted contracts:		
United States electrical construction and facilities services	$ 51.2	$ 49.3
United States mechanical construction and facilities services	52.4	62.8
United States facilities services	13.5	11.1
Total United States operations	117.1	123.2
Canada construction and facilities services	19.9	18.3
United Kingdom construction and facilities services	7.9	6.3
Other international construction and facilities services	—	—
Total worldwide operations	$144.9	$147.8
Billings in excess of costs and estimated earnings on uncompleted contracts:		
United States electrical construction and facilities services	$180.3	$144.8
United States mechanical construction and facilities services	264.4	166.8
United States facilities services	33.6	15.7
Total United States operations	478.3	327.3
Canada construction and facilities services	23.3	17.3
United Kingdom construction and facilities services	70.8	67.5
Other international construction and facilities services	—	—
Total worldwide operations	$572.4	$412.1

NOTE N — SEGMENT INFORMATION — (Continued)

	2007	2006
Long-lived assets:		
United States electrical construction and facilities services	$ 16.2	$ 11.1
United States mechanical construction and facilities services	213.0	206.8
United States facilities services	657.1	145.7
Total United States operations	886.3	363.6
Canada construction and facilities services	5.9	6.7
United Kingdom construction and facilities services	6.2	6.4
Other international construction and facilities services	—	—
Corporate administration	1.6	2.5
Total worldwide operations	$ 900.0	$ 379.2
Goodwill:		
United States electrical construction and facilities services	$ 3.8	$ 3.8
United States mechanical construction and facilities services	168.8	166.9
United States facilities services	391.3	117.5
Total United States operations	563.9	288.2
Canada construction and facilities services	—	—
United Kingdom construction and facilities services	—	—
Other international construction and facilities services	—	—
Corporate administration	—	—
Total worldwide operations	$ 563.9	$ 288.2
Total assets:		
United States electrical construction and facilities services	$ 400.4	$ 363.7
United States mechanical construction and facilities services	842.3	748.0
United States facilities services	996.4	366.1
Total United States operations	2,239.1	1,477.8
Canada construction and facilities services	146.3	87.7
United Kingdom construction and facilities services	268.3	255.1
Other international construction and facilities services	0.3	0.5
Corporate administration	217.6	267.9
Total worldwide operations	$2,871.6	$2,089.0

NOTE O — SELECTED UNAUDITED QUARTERLY INFORMATION
(In thousands, except per share data)

Quarterly and year-to-date computations of per share amounts are made independently; therefore, the sum of per share amounts for the quarters may not equal per share amounts for the year.

	March 31	June 30	Sept. 30	Dec. 31
2007 Quarterly Results				
Revenues	$1,286,766	$1,371,955	$1,500,798	$1,767,633
Gross profit	$ 129,012	$ 164,600	$ 168,911	$ 240,299
Net income	$ 11,992	$ 26,150	$ 38,336	$ 50,330
Basic EPS - continuing operations	$ 0.18	$ 0.40	$ 0.57	$ 0.77
Basic EPS - discontinued operations	0.01	0.01	0.02	0.00
	$ 0.19	$ 0.41	$ 0.59	$ 0.77
Diluted EPS - continuing operations	$ 0.17	$ 0.38	$ 0.55	$ 0.75
Diluted EPS - discontinued operations	0.01	0.01	0.02	0.00
	$ 0.18	$ 0.39	$ 0.57	$ 0.75
2006 Quarterly Results				
Revenues	$1,123,362	$1,191,573	$1,239,400	$1,347,448
Gross profit	$ 111,962	$ 129,498	$ 143,988	$ 166,952
Net income	$ 7,013	$ 16,861	$ 22,553	$ 40,207
Basic EPS - continuing operations	$ 0.12	$ 0.26	$ 0.35	$ 0.62
Basic EPS - discontinued operations	(0.01)	0.01	0.01	0.01
	$ 0.11	$ 0.27	$ 0.36	$ 0.63
Diluted EPS - continuing operations	$ 0.12	$ 0.25	$ 0.33	$ 0.60
Diluted EPS - discontinued operations	(0.01)	0.01	0.01	0.01
	$ 0.11	$ 0.26	$ 0.34	$ 0.61

During the fourth quarter of 2007, we recognized a $5.5 million impairment charge related to an other-than-temporary decline in fair value of our investment in a joint venture in our United States facilities services segment, which has been reflected as a component of cost of sales. See Note B - Summary of Significant Accounting Policies of the notes to consolidated financial statements for additional information.

NOTE P — LEGAL PROCEEDINGS

On March 14, 2003, John Mowlem Construction plc ("Mowlem") presented a claim in arbitration against our United Kingdom subsidiary, EMCOR Group (UK) plc (formerly named EMCOR Drake & Scull Group plc) ("D&S"), in connection with a subcontract D&S entered into with Mowlem with respect to a project for the United Kingdom Ministry of Defence at Abbey Wood in Bristol, U.K. Mowlem seeks damages arising out of alleged defects in the D&S design and construction of the electrical and mechanical engineering services for the project. Mowlem's claim is for 39.5 million British pounds sterling (approximately $78.5 million), which includes costs allegedly incurred by Mowlem in connection with rectification of the alleged defects, overhead, legal fees, delay and disruption costs related to such defects, and interest on such amounts. The claim also includes amounts in respect of liabilities that Mowlem accepted in connection with a settlement agreement it entered into with the Ministry of Defence and which it claims are attributable to D&S. D&S believes it has good and meritorious defenses to the Mowlem claim. D&S has denied liability and has asserted a counterclaim for approximately 11.6 million British pounds sterling (approximately $23.0 million) for certain design, labor and delay and disruption costs incurred by D&S in connection with its subcontract with Mowlem for work performed through 1996.

On December 17, 2007, one of our subsidiaries, F&G Mechanical Corp. ("F&G"), was served with a grand jury subpoena duces tecum issued by a grand jury empanelled by the United States District Court for the District of New Jersey that is investigating allegations of union corruption. Two additional subpoenas for documents were served on F&G in January 2008. F&G and one of its vice presidents have been identified as targets of the investigation in connection with certain payments made to third parties by F&G for services to F&G at various construction sites. F&G has produced documents in response to the subpoenas and has cooperated with investigators since learning of the investigation.

We are involved in other proceedings in which damages and claims have been asserted against us. We believe that we have a number of valid defenses to such proceedings and claims and intend to vigorously defend ourselves and do not believe that any significant liabilities will result.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of EMCOR Group, Inc.:

We have audited the accompanying consolidated balance sheets of EMCOR Group, Inc. and Subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, cash flows, and stockholders' equity and comprehensive income for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting that amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles use and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note B to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" effective January 1, 2007 and Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" effective January 1, 2006. Additionally, as discussed in Note K, the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" as of December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2008 expressed an unqualified opinion thereon.

Stamford, Connecticut
February 19, 2008

/S/ ERNST & YOUNG LLP

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of EMCOR Group, Inc.:

We have audited EMCOR Group, Inc and Subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of operations, cash flows, and stockholders' equity and comprehensive income for each of the three years in the period ended December 31, 2007 of the Company and our report dated February 19, 2008 expressed an unqualified opinion thereon.

Stamford, Connecticut
February 19, 2008

/S/ ERNST & YOUNG LLP

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Based on an evaluation of our disclosure controls and procedures (as required by Rules 13a-15(b) of the Securities Exchange Act of 1934), our Chairman of the Board and Chief Executive Officer, Frank T. MacInnis, and our Executive Vice President and Chief Financial Officer, Mark A. Pompa, have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) are effective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934). Our internal control over financial reporting is a process designed with the participation of our principal executive officer and principal financial officer or persons performing similar functions to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Our internal control over financial reporting includes policies and procedures that: (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and Board of Directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, our disclosure controls and procedures may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2007, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management has determined that EMCOR's internal control over financial reporting is effective as of December 31, 2007.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report appearing in this Annual Report on Form 10-K, which such report expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2007.

Changes in Internal Control over Financial Reporting

In addition, our management with the participation of our principal executive officer and principal financial officer or persons performing similar functions has determined that no change in our internal control over financial reporting (as that term is defined in Rules 13(a)-15(f) and 15(d)-15(f) of the Securities Exchange Act of 1934) occurred during the fourth quarter of our fiscal year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 with respect to directors is incorporated herein by reference to the Section of our definitive Proxy Statement for the 2008 Annual Meeting of Stockholders entitled "Election of Directors", which Proxy Statement is to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year to which this Form 10-K relates (the "Proxy Statement"). The information required by this Item 10 concerning compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated herein by reference to the sections of the Proxy Statement entitled "Section 16(a) Beneficial Ownership Reporting Compliance". The information required by this Item 10 concerning the Audit Committee of our Board of Directors and Audit Committee financial experts is incorporated by reference to the section of the Proxy Statement entitled "Meetings and Committees of the Board of Directors" and "Corporate Governance". Information regarding our executive officers is contained in Part I of this Form 10-K following Item 4 under the heading "Executive Officers of the Registrant". We have adopted a Code of Ethics that applies to our chief executive officer and our senior financial officers, a copy of which is filed as an Exhibit hereto.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated herein by reference to the sections of the Proxy Statement entitled "Compensation Discussion and Analysis", "Executive Compensation and Related Information". "Potential Post Employment Payments", "Compensation of Directors", "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report".

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 (other than the information required by Section 201 (d) of Regulation S-K, which is set forth in Part II, Item 5 of this Form 10-K) is incorporated herein by reference to the sections of the Proxy Statement entitled "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management".

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated herein by reference to the sections of the Proxy Statement entitled "Related Party Transactions" and "Corporate Governance".

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Except as set forth below, the information required by this Item 14 is incorporated herein by reference to the section of the Proxy Statement entitled "Ratification of Appointment of Independent Auditors".

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) The following consolidated financial statements of EMCOR Group, Inc. and Subsidiaries are included in Part II, Item 8:
Financial Statements:
Consolidated Balance Sheets — December 31, 2007 and 2006
Consolidated Statements of Operations — Years Ended December 31, 2007, 2006 and 2005
Consolidated Statements of Cash Flows — Years Ended December 31, 2007, 2006 and 2005
Consolidated Statements of Stockholders' Equity and Comprehensive Income — Years Ended December 31, 2007, 2006 and 2005
Notes to Consolidated Financial Statements
Reports of Independent Registered Public Accounting Firm

(a)(2) The following financial statement schedules are included in this Form 10-K report:
Schedule II — Valuation and Qualifying Accounts

All other schedules are omitted because they are not required, are inapplicable, or the information is otherwise shown in the consolidated financial statements or notes thereto.

(a)(3) The exhibits listed on the Exhibit Index are filed herewith in response to this Item.

Schedule II

EMCOR Group, Inc.
and Subsidiaries

VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Description	Balance at Beginning of Year	Costs and Expenses	Additions Charged To Other (1)	Deductions (2)	Balance at End of Year
Allowance for doubtful accounts					
Year Ended December 31, 2007	$25,021	5,025	1,647	(4,698)	$26,995
Year Ended December 31, 2006	$29,973	1,112	957	(7,021)	$25,021
Year Ended December 31, 2005	$36,185	8,457	(540)	(14,129)	$29,973

(1) Amount principally relates to business acquisitions and divestitures.

(2) Deductions represent uncollectible balances of accounts receivable written off, net of recoveries.

EMCOR GROUP, INC.
and Subsidiaries

EXHIBIT INDEX

Exhibit No.	Description	Incorporated By Reference to or Page Number
2(a-1)	Purchase Agreement dated as of February 11, 2002 by and among Comfort Systems USA, Inc. and EMCOR-CSI Holding Co.	Exhibit 2.1 to EMCOR Group, Inc.'s ("EMCOR") Report on Form 8-K dated February 14, 2002
2(a-2)	Purchase and Sale Agreement dated as of August 20, 2007 between FR X Ohmstede Holdings LLC and EMCOR Group, Inc.	Exhibit 2.1 to EMCOR's Report on Form 8-K (Date of Report August 20, 2007)
3(a-1)	Restated Certificate of Incorporation of EMCOR filed December 15, 1994	Exhibit 3(a-5) to EMCOR's Form 10
3(a-2)	Amendment dated November 28, 1995 to the Restated Certificate of Incorporation of EMCOR	Exhibit 3(a-2) to EMCOR's Annual Report on Form 10-K for the year ended December 31, 1995 ("1995 Form 10-K")
3(a-3)	Amendment dated February 12, 1998 to the Restated Certificate of Incorporation	Exhibit 3(a-3) to EMCOR's Annual Report on Form 10-K for the year ended December 31, 1997 ("1997 Form 10-K")
3(a-4)	Amendment dated January 27, 2006 to the Restated Certificate of Incorporation	Exhibit 3(a-4) to EMCOR's Annual Report for the year ended December 31, 2006 ("2006 Form 10-K")
3(a-5)	Amendment dated September 18, 2007 to the Restated Certificate of Incorporation	Exhibit A to EMCOR's Proxy Statement dated August 17, 2007 for Special Meeting of Stockholders held September 18, 2007
3(b)	Amended and Restated By-Laws	Exhibit 3(b) to EMCOR's Annual Report on Form 10-K for the year ended December 31, 1998 ("1998 Form 10-K")
4(a)	U.S. $375,000,000 Credit Agreement dated October 14, 2005 by and among EMCOR Group, Inc and certain of its subsidiaries and Harris N.A. individually and as Agent for the Lenders which are or become parties thereto (the "Credit Agreement")	Exhibit 4 to EMCOR's Report on Form 8-K (Date of Report October 17, 2005)
4(b)	Assignment and Acceptance dated October 14, 2005 between Harris Nesbitt Financing, Inc. ("HNF") as assignor, and Bank of Montreal, as assignee of 100% interest of HNF in the Credit Agreement to Bank of Montreal	Exhibit 4(b) to 2006 Form 10-K
4(c)	Commitment Amount Increase Request dated November 21, 2005 between EMCOR and the Northern Trust Company effective November 29, 2005 pursuant to Section 1.10 of the Credit Agreement	Exhibit 4(c) to 2006 Form 10-K
4(d)	Commitment Amount Increase Request dated November 21, 2005 between EMCOR and Bank of Montreal effective November 29, 2005 pursuant to Section 1.10 of the Credit Agreement	Exhibit 4(d) to 2006 Form 10-K
4(e)	Commitment Amount Increase Request dated November 21, 2005 between EMCOR and National City Bank of Indiana effective November 29, 2005 pursuant to Section 1.10 of the Credit Agreement	Exhibit 4(e) to 2006 Form 10-K
4(f)	Assignment and Acceptance dated November 29, 2005 between Bank of Montreal, as assignor, and Fifth Third Bank, as assignee, of 30% interest of Bank of Montreal in the Credit Agreement to Fifth Third Bank	Exhibit 4(f) to 2006 Form 10-K

EXHIBIT INDEX

Exhibit No.	Description	Incorporated By Reference to or Page Number
4(g)	Assignment and Acceptance dated November 29, 2005 between Bank of Montreal, as assignor, and Northern Trust Company, as assignee, of 20% interest of Bank of Montreal in the Credit Agreement to Northern Trust Company	Exhibit 4(g) to 2006 Form 10-K
4(h)	Term Loan Agreement dated as of September 19, 2007 among EMCOR, Bank of Montreal, as Administrative Agent, and the several financial institutions listed on the signature pages thereof	Exhibit 4.1(a) to EMCOR's Form 8-K (Date of Report September 19, 2007)
4(i)	Second Amended and Restated Security Agreement dated as of September 19, 2007 among EMCOR, certain of its U.S. subsidiaries, and Harris N.A., as Agent	Exhibit 4.1(b) to EMCOR's Form 8-K (Date of Report September 19, 2007)
4(j)	Second Amended and Restated Pledge Agreement dated as of September 19, 2007 among EMCOR, certain of its U.S. subsidiaries, and Harris N.A., as Agent	Exhibit 4.1(c) EMCOR's Form 8-K (Date of Report September 19, 2007)
4(k)	Guaranty Agreement by certain of EMCOR's U.S. subsidiaries in favor of Harris N.A., as Agent	Exhibit 4.1(d) to EMCOR's Form 8-K (Date of Report September 19, 2007)
4(l)	First Amendment dated as of September 19, 2007 to Amended and Restated Credit Agreement effective October 14, 2005 among EMCOR, Harris N.A., as Agent, and certain other lenders party thereto	Exhibit 4.1(e) to EMCOR's Form 8-K (Date of Report September 19, 2007)
10(a)	Severance Agreement between EMCOR and Frank T. MacInnis	Exhibit 10.2 to EMCOR's Report on Form 8-K (Date of Report April 25, 2005) ("April 2005 Form 8-K")
10(b)	Form of Severance Agreement between EMCOR and each of Sheldon I. Cammaker, R. Kevin Matz and Mark A. Pompa	Exhibit 10.1 to the April 2005 Form 8-K
10(c)	Form of Amendment to Severance Agreement between EMCOR and each of Frank T. MacInnis, Sheldon I. Cammaker, R. Kevin Matz and Mark A. Pompa	Exhibit 10(c) of EMCOR's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 ("March 2007 Form 10-Q")
10(d)	Letter Agreement dated October 12, 2004 between Anthony Guzzi and EMCOR (the "Guzzi Letter Agreement")	Exhibit 10.1 to EMCOR's Report on Form 8-K (Date of Report October 12, 2004)
10(e)	Form of Confidentiality Agreement between Anthony Guzzi and EMCOR	Exhibit C to Guzzi Letter Agreement
10(f)	Form of Indemnification Agreement between EMCOR and each of its officers and directors	Exhibit F to Guzzi Letter Agreement
10(g-1)	Severance Agreement ("Guzzi Severance Agreement") dated October 25, 2005 between Anthony Guzzi and EMCOR	Exhibit D to the Guzzi Letter Agreement
10(g-2)	Amendment to Guzzi Severance Agreement	Exhibit 10(g-2) to the March 2007 Form 10-Q
10(h-1)	1994 Management Stock Option Plan ("1994 Option Plan")	Exhibit 10(o) to Form 10
10(h-2)	Amendment to Section 12 of the 1994 Option Plan	Exhibit (g-2) to EMCOR's Annual Report on Form 10-K for the year ended December 31, 2001 ("2001 Form 10-K")
10(h-3)	Amendment to Section 13 of the 1994 Option Plan	Exhibit (g-3) to 2001 Form 10-K

EXHIBIT INDEX

Exhibit No.	Description	Incorporated By Reference to or Page Number
10(i-1)	1995 Non-Employee Directors' Non-Qualified Stock Option Plan ("1995 Option Plan")	Exhibit 10(p) to 2001 Form 10-K
10(i-2)	Amendment to Section 10 of the 1995 Option Plan	Exhibit (h-2) to 2001 Form 10-K
10(j-1)	1997 Non-Employee Directors' Non-Qualified Stock Option Plan ("1997 Option Plan")	Exhibit 10(k) to EMCOR's Annual Report on Form 10-K for the year ended December 31, 1999 ("1999 Form 10-K")
10(j-2)	Amendment to Section 9 of the 1997 Option Plan	Exhibit 10(i-2) to 2001 Form 10-K
10(k)	1997 Stock Plan for Directors	Exhibit 10(l) to 1999 Form 10-K
10(l-1)	Continuity Agreement dated as of June 22, 1998 between Frank T. MacInnis and EMCOR ("MacInnis Continuity Agreement")	Exhibit 10(a) to EMCOR's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 ("June 1998 Form 10-Q")
10(l-2)	Amendment dated as of May 4, 1999 to MacInnis Continuity Agreement	Exhibit 10(h) for the quarter ended June 30, 1999 ("June 1999 Form 10-Q")
10(l-3)	Amendment dated as of March 1, 2007 to MacInnis Continuity Agreement	Exhibit 10(l-3) to the March 2007 Form 10-Q
10(m-1)	Continuity Agreement dated as of June 22, 1998 between Sheldon I. Cammaker and EMCOR ("Cammaker Continuity Agreement")	Exhibit 10(c) to the June 1998 Form 10-Q
10(m-2)	Amendment dated as of May 4, 1999 to Cammaker Continuity Agreement	Exhibit 10(i) to the June 1999 Form 10-Q
10(m-3)	Amendment dated as of March 1, 2007 to Cammaker Continuity Agreement	Exhibit 10(m-3) to the March 2007 Form 10-Q
10(n-1)	Continuity Agreement dated as of June 22, 1998 between R. Kevin Matz and EMCOR ("Matz Continuity Agreement")	Exhibit 10(f) to the June 1998 Form 10-Q
10(n-2)	Amendment dated as of May 4, 1999 to Matz Continuity Agreement	Exhibit 10(m) to the June 1999 Form 10-Q
10(n-3)	Amendment dated as of January 1, 2002 to Matz Continuity Agreement	Exhibit 10(o-3) to Form 10-Q for the quarter ended March 31, 2002 ("March 2002 Form 10-Q")
10(n-4)	Amendment dated as of March 1, 2007 to Matz Continuity Agreement	Exhibit 10(n-4) to the March 2007 Form 10-Q
10(o-1)	Continuity Agreement dated as of June 22, 1998 between Mark A. Pompa and EMCOR ("Pompa Continuity Agreement")	Exhibit 10(g) to the June 1998 Form 10-Q
10(o-2)	Amendment dated as of May 4, 1999 to Pompa Continuity Agreement	Exhibit 10(n) to the June 1999 Form 10-Q
10(o-3)	Amendment dated as of January 1, 2002 to Pompa Continuity Agreement	Exhibit 10(p-3) to the March 2002 Form 10-Q
10(o-4)	Amendment dated as of March 1, 2007 to Pompa Continuity Agreement	Exhibit 10(o-4) to the March 2007 Form 10-Q
10(p-1)	Change of Control Agreement dated as of October 25, 2004 between Anthony Guzzi ("Guzzi") and EMCOR ("Guzzi Continuity Agreement")	Exhibit E to Guzzi Letter Agreement

EXHIBIT INDEX

Exhibit No.	Description	Incorporated By Reference to or Page Number
10(p-2)	Amendment dated as of March 1, 2007 to Guzzi Continuity Agreement	Exhibit 10(p-2) to the March 2007 Form 10-Q
10(q-1)	Executive Stock Bonus Plan, as amended (the "Stock Bonus Plan")	Exhibit 4.1 to EMCOR's Registration Statement on Form S-8 (No. 333-112940 filed with the Securities and Exchange Commission on February 18, 2004 ("2004 Form S-8")
10(q-2)	Amendment to Executive Stock Bonus Plan	Exhibit 10(s-2) to the March 2007 Form 10-Q
10(q-3)	Form of Certificate Representing Restricted Stock Units ("RSU's") issued under the Stock Bonus Plan Mandatorily Awarded	Exhibit 10.1 to EMCOR's Report on Form 8-K (Date of Report March 4, 2005) (the "March 4, 2005 Form 8-K")
10(q-4)	Form of Certificate Representing RSU's issued under the Stock Bonus Plan Voluntarily Awarded	Exhibit 10.2 to March 4, 2005 Form 8-K
10(r)	Incentive Plan for Senior Executive Officers of EMCOR Group, Inc. ("Incentive Plan for Senior Executives")	Exhibit 10.3 to March 4, 2005 Form 8-K
10(s)	First Amendment to Incentive Plan for Senior Executives	Exhibit 10(t) to 2006 Form 10-K
10(t-1)	EMCOR Group, Inc. Long-Term Incentive Plan ("LTIP")	Exhibit 10 to Form 8-K (Date of Report December 15, 2005)
10(t-2)	Form of Certificate Representing Stock Units issued under LTIP	Page __
10(u-1)	2003 Non-Employee Directors' Stock Option Plan	Exhibit A to EMCOR's proxy statement ("2003 Proxy Statement") for its annual meeting held June 12, 2003
10(u-2)	First Amendment to 2003 Non-Employees Director Plan	Exhibit 10(u-2) to EMCOR's Annual Report on Form 10-K for the year ended December 31, 2006 ("2006 Form 10-K")
10(v-1)	2003 Management Stock Incentive Plan	Exhibit B to EMCOR's 2003 Proxy Statement
10(v-2)	Amendment to 2003 Management Stock Incentive Plan	Exhibit 10(t-2) to EMCOR's Annual Report on Form 10-K for the year ended December 31, 2003 ("2003 Form 10-K")
10(v-3)	Second Amendment to 2003 Management Stock Incentive Plan	Exhibit 10(u-3) to 2006 Form 10-K
10(w)	Form of Stock Option Agreement evidencing grant of stock options under the 2003 Management Stock Incentive Plan	Exhibit 10.1 to Form 8-K (Date of Report January 5, 2005)
10(x)	Key Executive Incentive Bonus Plan	Exhibit B to EMCOR's Proxy Statement for its annual meeting held June 16, 2005 ("2005 Proxy Statement")
10(y)	2005 Management Stock Incentive Plan	Exhibit C to EMCOR's 2005 Proxy Statement
10(z)	First Amendment to 2005 Management Stock Incentive Plan	Exhibit 10(z) to 2006 Form 10-K
10(a)(a-1)	2005 Stock Plan for Directors	Exhibit C to 2005 Proxy Statement
10(a)(a-2)	First Amendment to 2005 Stock Plan for Directors	Exhibit 10(a)(a-2) to 2006 Form 10-K
10(b)(b)	Option Agreement between EMCOR and Frank T. MacInnis dated May 5, 1999	Exhibit 4.4 to 2004 Form S-8

EMCOR GROUP, INC.
and Subsidiaries

EXHIBIT INDEX

Exhibit No.	Description	Incorporated By Reference to or Page Number
10(c)(c)	Form of EMCOR Option Agreement for Messrs. Frank T. MacInnis, Sheldon I. Cammaker, R. Kevin Matz and Mark A. Pompa (collectively The "Executive Officers") for options granted January 4, 1999, January 3, 2000 and January 2, 2001	Exhibit 4.5 to 2004 Form S-8
10(d)(d)	Form of EMCOR Option Agreement for Executive Officers granted December 14, 2001	Exhibit 4.6 to 2004 Form S-8
10(e)(e)	Form of EMCOR Option Agreement for Executive Officers granted January 2, 2002, January 2, 2003 and January 2, 2004	Exhibit 4.7 to 2004 Form S-8
10(f)(f)	Form of EMCOR Option Agreement for Directors granted June 19, 2002, October 25, 2002 and February 27, 2003	Exhibit 4.8 to 2004 Form S-8
10(g)(g)	Form of EMCOR Option Agreement for Executive Officers and Guzzi dated January 3, 2005	Exhibit 10(g)(g) to 2005 Form 10-K
10(h)(h-1)	2007 Incentive Plan	Exhibit B to EMCOR's Proxy Statement for its annual meeting held June 20, 2007
10(h)(h-2)	Option Agreement dated December 13, 2007 under 2007 Incentive Plan between Jerry E. Ryan and EMCOR	Page __
10(h)(h-3)	Form of Option Agreement under 2007 Incentive Plan between EMCOR and each non-employee director electing to receive options as part of annual retainer	Page __
10(i)(i)	Form of letter agreement between EMCOR and each Executive Officer with respect to acceleration of options granted January 2, 2003 and January 2, 2004	Exhibit 10(b)(b) to 2004 Form 10-K
11	Computation of Basic EPS and Diluted EPS for the years ended December 2007 and 2006*	Note E of the Notes to the Consolidated Financial Statements
14	Code of Ethics of EMCOR for Chief Executive Officer and Senior Financial Officers	Exhibit 14 to 2003 Form 10-K
21	List of Significant Subsidiaries *	Page __
23.1	Consent of Ernst & Young LLP *	Page __
31.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by the Chairman of the Board of Directors and Chief Executive Officer *	Page __
31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by the Executive Vice President and Chief Financial Officer *	Page __
32.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by the Chairman of the Board of Directors and Chief Executive Officer **	Page __
32.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by the Executive Vice President and Chief Financial Officer **	Page __

* Filed Herewith
** Furnished Herewith

Pursuant to Item 601(b)(4)(iii) of Regulation S-K, upon request of the Securities and Exchange Commission, the Registrant hereby undertakes to furnish a copy of any unfiled instrument which defines the rights of holders of long-term debt of the Registrant's subsidiaries.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EMCOR GROUP, INC.
(Registrant)

Date: February 21, 2008

by /s/ FRANK T. MACINNIS
Frank T. MacInnis
Chairman of the Board of Directors and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 21, 2008.

/s/ FRANK T. MACINNIS Frank T. MacInnis	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
/s/ MARK A. POMPA Mark A. Pompa	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ STEPHEN W. BERSHAD Stephen W. Bershad	Director
/s/ DAVID A. B. BROWN David A. B. Brown	Director
/s/ LARRY J. BUMP Larry J. Bump	Director
/s/ ALBERT FRIED, JR. Albert Fried, Jr.	Director
/s/ RICHARD F. HAMM, JR. Richard F. Hamm, Jr.	Director
/s/ JERRY E. RYAN Jerry E. Ryan	Director
/s/ MICHAEL T. YONKER Michael T. Yonker	Director

EXHIBIT 11

SEE NOTE E TO THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS FOR INFORMATION RELATING TO THE CALCULATION OF BASIC EPS AND DILUTED EPS.

EXHIBIT 21

LIST OF SIGNIFICANT SUBSIDIARIES

Dyn Specialty Contracting, Inc.
MES Holdings Corporation
EMCOR Construction Services, Inc.
EMCOR International, Inc.
EMCOR Mechanical/Electrical Services (East), Inc.
EMCOR (UK) Limited
EMCOR Group (UK) plc
EMCOR Facilities Services, Inc.
Monumental Investment Corporation
EMCOR-CSI Holding Co.
FR X Ohmstede Acquisitions Co.

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-147015) pertaining to the 2007 Incentive Plan, the Registration Statement (Form S-8 No. 333-128840) pertaining to the 2005 Stock Plan for Directors and the 2005 Management Stock Incentive Plan, the Registration Statement (Form S-8 No. 333-120078) pertaining to the Stock Option Agreement Dated as of October 25, 2004 and the Restricted Share Unit Agreement Dated as of October 25, 2004, the Registration Statement (Form S-8 No. 333-112940) pertaining to the Stock Option Agreements dated as of January 4, 1999, May 5, 1999, January 3, 2000, January 2, 2001, December 14, 2001, January 2, 2002, June 19, 2002, October 25, 2002, January 2, 2003, February 27, 2003, and January 2, 2004, the 2003 Non-Employee Directors' Stock Option Plan, the 2003 Management Stock Incentive Plan, the Registration Statement (Form S-8 No. 333-86600) pertaining to the EMCOR Group, Inc. Stock Option Agreements dated as of January 4, 1999, February 23, 1999, January 3, 2000, March 3, 2000, January 2, 2001, and December 17, 2001, the Registration Statement (Form S-8 No. 333-75449) pertaining to the 1997 Non-Employee Directors' Non-Qualified Stock Option Plan of EMCOR Group, Inc. and the 1997 Stock Plan for Directors of EMCOR Group, Inc., the Registration Statement (Form S-8 No. 333-02819) pertaining to the 1994 Management Stock Option Plan of EMCOR Group, Inc. and 1995 Non-Employee Directors' Non-Qualified Stock Option Plan of EMCOR Group, Inc., of our reports dated February 19, 2008, with respect to the consolidated financial statements and schedule of EMCOR Group, Inc., and the effectiveness of internal control over financial reporting of EMCOR Group, Inc., included in the Annual Report (Form 10-K) for the year ended December 31, 2007.

Stamford, Connecticut
February 19, 2008

/S/ ERNST & YOUNG LLP

EXHIBIT 31.1

CERTIFICATION

I, Frank T. MacInnis, Chairman of the Board of Directors and Chief Executive Officer of EMCOR Group, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of EMCOR Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2008

/s/ FRANK T. MACINNIS

Frank T. MacInnis
Chairman of the Board of
Directors and
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Mark A. Pompa, Executive Vice President and Chief Financial Officer of EMCOR Group, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of EMCOR Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2008

/s/ MARK A. POMPA

Mark A. Pompa
Executive Vice President
and Chief Financial Officer

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of EMCOR Group, Inc. (the "Company") on Form 10-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Frank T. MacInnis, Chairman of the Board of Directors and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 21, 2008

/s/ FRANK T. MACINNIS
Frank T. MacInnis
Chairman of the Board of
Directors and
Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of EMCOR Group, Inc. (the "Company") on Form 10-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark A. Pompa, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 21, 2008

/s/ MARK A. POMPA

Mark A. Pompa
Executive Vice President
and Chief Financial Officer

Corporate information

Frank T. MacInnis
Chairman of the Board and Chief Executive Officer of EMCOR Group, Inc.

Stephen W. Bershad
Chairman of the Board and Chief Executive Officer of Axsys Technologies, Inc., a leader in the design and development of high performance surveillance cameras, systems, and technologies

David A. B. Brown
Chairman of the Board of Pride International, Inc., and Chairman of the Board of Layne Christensen Corp., providers of drilling and related services to energy-related companies

Larry J. Bump
Private investor and former Chairman of the Board of Willbros Group, Inc., an international engineering and construction company

Albert Fried, Jr.
Managing Member of Albert Fried & Company, LLC, a broker/dealer and member of the New York Stock Exchange

Richard F. Hamm, Jr.
Senior Vice President, Corporate Development, General Counsel, and Secretary of Dendreon Corp., a biotech company developing targeted therapies for the treatment of cancer

Jerry E. Ryan
Former Chairman of the Board and CEO of Fintube Limited Partnership, a manufacturer of finned tubes

Michael T. Yonker
Former President and Chief Executive Officer of Portec, Inc., a diversified industrial products company

Frank T. MacInnis
Chairman of the Board and Chief Executive Officer

Anthony J. Guzzi
President and Chief Operating Officer

Sheldon I. Cammaker, Esq.
Executive Vice President, General Counsel, and Corporate Secretary

R. Kevin Matz
Executive Vice President Shared Services

Mark A. Pompa
Executive Vice President and Chief Financial Officer

William E. Feher
Vice President and Controller

Mava K. Heffler
Vice President Marketing and Communication

Joseph A. Puglisi
Vice President and Chief Information Officer

Rex C. Thrasher
Vice President Risk Management

Anthony R. Triano
Vice President Integrated Services

Joseph A. Serino
Treasurer

Our Network of Operations

Headquarters

CORPORATE

EMCOR Group
Norwalk, Connecticut, USA

INTERNATIONAL

Comstock Canada
Burlington, Ontario, CAN

EMCOR Group (UK) plc
London, England, UK

CORE BUSINESS

EMCOR Construction Services
Norwalk, CT

EMCOR Energy Services
Norwalk, CT

EMCOR Facilities Services
Norwalk, CT

EMCOR Knowledge Center
Phoenix, AZ

EMCOR Government Services
Arlington, VA

United States

WEST

EMCOR Services
Air Systems
San Jose, CA

EMCOR Services
ARC
Fresno, CA

Contra Costa Electric
Martinez, CA

Design Air
Kent, WA

Dynalectric Companies
Lakewood, CO
Los Angeles, CA
Portland, OR
San Diego, CA
San Francisco, CA

EMCOR Services
Fuller Air
Lemon Grove, CA

EMCOR Services
Hillcrest
Bakersfield, CA

EMCOR Services
Integrated Solutions
Pleasanton, CA

KDC Systems
Los Alamitos, CA

Marelich Mechanical
Hayward, CA

EMCOR Services
Mesa Energy Systems
Irvine, CA

Performance Mechanical
Pittsburg, CA

Redman Equipment & Manufacturing
Torrance, CA

Trautman & Shreve
Denver, CO

University Marelich Mechanical
Anaheim, CA

University Mechanical & Engineering Contractors
El Cajon, CA

Wasatch Electric
Salt Lake City, UT

International

SOUTHWEST

Border Electric/Mechanical
El Paso, TX

Dynalectric Company of Nevada
Las Vegas, NV

Gowan
Houston, TX

Hansen Mechanical Contractors
Las Vegas, NV

Ohmstede
Beaumont, TX

Systems Commissioning
Houston, TX

University Mechanical & Engineering Contractors
Tempe, AZ

MIDWEST

Advanced Systems Group
Fort Wayne, IN

Central Mechanical Construction
Manhattan, KS

DeBra-Kuempel
Cincinnati, OH

Dynalectric Companies
Columbus, OH
Troy, MI

EMCOR Hyre Electric Company of Indiana
Highland, IN

The Fagan Company
Kansas City, KS

Gibson Electric Technology & Solutions
Downers Grove, IL

Havel
Fort Wayne, IN

Illingworth
Milwaukee, WI

Kilgust Mechanical
Madison, WI

EMCOR Services
Midwest
Elmhurst, IL

Nogle & Black Mechanical
Urbana, IL

PACE Mechanical Services
Westland, MI

S.A. Comunale
Barberton, OH

Shambaugh & Son
Fort Wayne, IN

Viox Services
Cincinnati, OH

NORTHEAST

EMCOR Services
Betlem
Rochester, NY

Building Technology Engineers (BTE)
Boston, MA

F&G Mechanical
Secaucus, NJ

EMCOR Services
Fluidics/Labov
Pleasantville, NJ

Forest Electric
New York, NY
Edison, NJ

Heritage Mechanical Services
Deer Park, NY

J.C. Higgins
Stoughton, MA

Meadowlands Fire Protection
Secaucus, NJ

Midland Fire Protection
Coventry, RI

EMCOR Services
New England Mechanical (NEMSI)
Vernon, CT

EMCOR Services
New York/New Jersey
Astoria, NY
Pompton Plains, NJ

EMCOR Services
Northeast (CommAir/BALCO)
Stoughton, MA

Penguin Air Conditioning
Brooklyn, NY

Professional Mechanical Contractors
Glastonbury, CT

Tucker Mechanical
Meriden, CT

Welsbach Electric
College Point, NY

Welsbach Electric of L.I.
Plainview, NY

MID-ATLANTIC

EMCOR Services
Combustioneer
Rockville, MD

Duffy Mechanical
Upper Marlboro, MD

Dynalectric Company
Dulles, VA

EMCOR Services
Fluidics
Philadelphia, PA

The Poole and Kent Corporation
Baltimore, MD

R.S. Harritan & Company
Richmond, VA

SOUTHEAST

EMCOR Services
Aircond
Smyrna, GA

Dynalectric Companies
Miramar, FL
Norcross, GA

Lowrie Electric
Bartlett, TN

Mechanical Services of Central Florida
Orlando, FL

The Poole and Kent Company of Florida
Miami, FL

EMCOR Services
Walker-J-Walker
Memphis, TN

As of 04/3/2008

CANADA

Comstock Canada
Burlington, ON
Edmonton, AB
Hamilton, ON
London, ON
Spruce Grove, AB
Sudbury, ON
Toronto, ON
Winnipeg, MB

UNITED KINGDOM

EMCOR Group (UK) plc
Birmingham
Bristol
Bury St. Edmunds
Eastleigh
Hatfield
Leeds
London
Manchester
Sunderland

Other information

Corporate Headquarters
EMCOR Group, Inc.
301 Merritt Seven
Norwalk, Connecticut 06851
203.849.7800
www.emcorgroup.com

Common Stock Transfer Agent and Registrar
BNY Mellon Shareowner Services
101 Barclay Street
New York, New York 10286
800.524.4458

Independent Auditors
Ernst & Young LLP
1111 Summer Street
Stamford, Connecticut 06905

New York Stock Exchange Information
The Common Stock of EMCOR Group, Inc., is traded on the New York Stock Exchange under the symbol "EME".

Additional copies of the Company's Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission are available without charge upon written request to: Investor Relations, EMCOR Group, Inc., 301 Merritt Seven, Norwalk, Connecticut 06851.

Certifications by the Chief Executive Officer and Chief Financial Officer of the Company required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits to the Company's Form 10-K for the 2007 fiscal year. The Company's Chief Executive Officer has also submitted to the New York Stock Exchange ("NYSE") a certificate certifying that he is not aware of any violations by the Company of the NYSE corporate governance listing standards.

Comparative Five-Year Total Returns



$600
$500
$400
$300
$200
$100
$0
1/1/03
3/31/03
6/30/03
9/30/03
12/31/03
3/31/04
6/30/04
9/30/04
12/31/04
3/31/05
6/30/05
9/30/05
12/31/05
3/31/06
6/30/06
9/30/06
12/31/06
3/31/07
6/30/07
9/30/07
12/31/07
EMCOR
Russell 2000 Index
Dow Jones Heavy Construction Index

The graph assumes that $100 was invested on January 1, 2003, in common stock of EMCOR Group, Inc., and in each of the indices and assumes reinvestment of all dividends.

Environmental notes

This annual report is printed on process chlorine free, FSC certified Mohawk Options 100% PC White. The paper is manufactured with 100% post consumer recycled fiber and is certified by Green Seal. Credits from Green-e certified windpower projects offset 100% of the emissions from the electricity used to manufacture this paper. This project used 2[illegible]30 lbs of paper and the savings and benefits achieved from using post consumer recycled fiber in place of virgin fiber are as follows:

- Preserved 202.85 trees for the future.
- Saved 86,165 gallons of wastewater flow.
- Conserved 143,684,000 BTUs of energy.
- Prevented 8.52 tonnes of greenhouse gases.

EMCOR.

Build. Power. Service. Protect.

Corporate Headquarters
EMCOR Group, Inc.
301 Merritt Seven
Norwalk, CT 06851

866.890.7794
emcor_info@emcor.net
www.emcorgroup.com

END

FSC
Recycled

EME
LISTED
NYSE